UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-5805

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:
THE JPMORGAN CHASE 401(k)
SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
JPMORGAN CHASE & CO.
270 Park Avenue
New York, New York 10017

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator of
The JPMorgan Chase 401(k) Savings Plan
New York, New York
We have audited the accompanying Statement of Net Assets Available for Benefits of The JPMorgan Chase 401(k) Savings Plan (the “Plan”) and the related Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2011 and 2010. These financial statements and supplemental schedules are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplemental schedules of (1) assets held at end of year as of December 31, 2011, (2) assets both acquired and disposed of within the plan year for the year ended December 31, 2011, and (3) reportable transactions for the year ended December 31, 2011, together referred to as “supplemental information”, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ MEADEN & MOORE, LTD.
Certified Public Accountants

June 28, 2012
Cleveland, Ohio

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

Statements of Net Assets Available For Benefits
As of December 31, 2011 and 2010

	2011	2010
Assets
Investments, at fair value:
Common/collective trust funds	$5,359,836,604	$4,422,064,510
Equity securities	3,221,357,832	3,963,242,805
Synthetic guaranteed investment contracts	2,029,594,796	2,101,351,672
Registered investment companies (mutual funds)	1,434,311,003	1,766,848,102
Corporate debt securities	1,018,041,405	1,066,249,403
U.S. federal, state, local and non-U.S. government securities	704,120,765	684,686,276
Mortgage-backed securities	159,500,683	536,104,139
Derivative receivables	2,452,616	1,311,648
Other	24,176,582	98,279,031
Total investments, at fair value	13,953,392,286	14,640,137,586
Cash	996,368	—
Receivables:
Notes receivable from participants	381,602,875	430,703,190
Contributing employers’ contributions receivable	365,775,387	345,506,616
Due from brokers for investment securities sold	109,624,292	259,004,940
Participants’ contributions receivable	24,546,169	23,003,727
Dividends and interest receivable	14,438,653	16,895,630
Other receivables	5,067,435	3,429,802
Total assets	14,855,443,465	15,718,681,491

Liabilities
Payable for securities and interest purchased	385,938,427	633,061,011
Cash overdraft	—	58,973,200
Derivative payables	11,890,798	4,637,000
Accrued expenses	1,811,003	2,038,907
Other	372,168	76,323
Total liabilities	400,012,396	698,786,441
Net assets reflecting all investments at fair value	14,455,431,069	15,019,895,050
Adjustment from fair value to contract value for fully benefit-responsive synthetic guaranteed investment contracts	(23,255,960)	22,629,747
Net assets available for benefits	$14,432,175,109	$15,042,524,797
The accompanying notes to financial statements are an integral part of these statements.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2011 and 2010

	2011	2010
Additions
Contributions:
Participants	$708,247,379	$645,826,301
Employers	365,191,391	345,203,763
Rollovers	80,120,484	71,356,948
Total contributions	1,153,559,254	1,062,387,012
Investment activities:
Dividend income:
JPMorgan Chase & Co. common stock	50,892,414	13,097,719
Other	112,643,048	87,555,363
Interest income	69,762,531	77,323,222
Net (depreciation)/appreciation in fair value of investments	(848,400,207)	1,049,868,775
(Decrease)/increase in net assets available for benefits derived from investment activities	(615,102,214)	1,227,845,079
Investment income on notes receivable from participants	14,544,718	16,466,426
Other income	37,743,010	372,000
Total additions	590,744,768	2,307,070,517

Deductions
Benefits paid to participants	(1,189,599,815)	(1,270,653,734)
Administrative expenses	(11,494,641)	(11,908,296)
Total deductions	(1,201,094,456)	(1,282,562,030)
Net change during the year	(610,349,688)	1,024,508,487
Transfers from other plans, net	—	997,523,763
Net assets available for benefits, beginning of year	15,042,524,797	13,020,492,547
Net assets available for benefits, end of year	$14,432,175,109	$15,042,524,797
The accompanying notes to financial statements are an integral part of these statements.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan
The JPMorgan Chase 401(k) Savings Plan (“Plan”) is a defined contribution plan sponsored by JPMorgan Chase Bank, National Association (“JPMorgan Chase Bank, N.A.”), a national bank with U.S. branches in 23 states, and a wholly-owned bank subsidiary of JPMorgan Chase & Co. (“JPMorgan Chase” or the “Firm”). JPMorgan Chase is a leading global financial services firm and one of the largest banking institutions in the United States of America (“U.S.”), with operations worldwide.
The following is a general description of the Plan. Participants should refer to the Plan document for a more complete description of the Plan.
General
The Plan enables eligible employees of JPMorgan Chase and certain of its affiliated companies to fund an account, the value of which is to be applied for their benefit upon retirement or termination of employment. All amounts contributed to a Participant’s account under the Plan are held in a trust fund (“Trust Fund”).
The Plan is administered by the Plan Administrator who is appointed by the Board of Directors of JPMorgan Chase or JPMorgan Chase Bank, N.A. The Plan complies with the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is designed to comply with Section 404(c) of ERISA and the related regulations. As a result, the Plan’s fiduciaries may be released from liability for any losses that result from the Participant’s individual investment decisions.
Eligibility
Full-time employees are eligible to enroll in the Plan as of their first day of employment. Part-time employees are eligible to participate after completing 90 days of service. Effective July 1, 2011, newly hired and rehired eligible employees are automatically enrolled in the Plan at a 3% before-tax contribution rate if they take no action in their first 60 days of eligibility. Further, their contribution rate is increased annually by 1% until they reach a before-tax contribution rate of 5%. Unless they make another investment election, their contributions are invested in the Plan's qualified default investment funds, the Target Date Funds.
Contributions
Participant Contributions
The Plan allows an eligible employee (a “Participant”) to defer on a pre-tax and/or Roth 401(k) basis through payroll deductions up to 50% (in 1% increments) of their eligible compensation per pay period subject to certain legal limitations (“Deferred Contributions”). Eligible compensation generally means base salary plus applicable job differential pay (i.e., shift pay). In certain situations, eligible compensation includes other cash earnings (e.g., commissions, draws, and overrides) paid under certain plans that provide compensation in lieu of base salary. Eligible compensation excludes overtime, bonuses, special pay, or any other additional compensation and is not reduced by pre-tax contributions under this Plan and under certain other plans. The maximum annual eligible compensation under the Plan may not exceed the applicable statutory limit. In addition, Participants who are age 50 or older are permitted to make additional Deferred Contributions known as “catch-up” contributions.
Employer Matching Contributions
Generally, except as discussed below, each contributing employer (“Contributing Employer”) makes an annual matching contribution (“Matching Contributions”) on behalf of each Participant who has completed one year of service in an amount equal to 100% of such Participant’s Deferred Contributions up to 5% of such Participant’s eligible compensation - provided that such Participant is employed at the Firm at the end of the calendar year. Participants whose annual total cash compensation is $250,000 or more are not eligible to receive Matching Contributions. The determination of annual total cash compensation is made each August 1 and applies for the next succeeding calendar year.
A Participant may elect to have 100% of their Matching Contributions invested in the same manner as their Deferred Contributions. If a Participant fails to make such an election, Matching Contributions will be invested in the Plan’s JPMorgan Chase Common Stock Fund. Matching Contributions, beginning with the 2011 plan year, are invested in the same manner as a Participant's Deferred Contributions.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Employer Non-Matching Contributions
JPMorgan Chase Bank, N.A., on behalf of each Contributing Employer, granted a discretionary contribution that was allocated to the accounts of certain non-highly compensated employees. Discretionary contributions were announced in 2011 and 2010, respectively, and they were allocated to the accounts of certain non-highly compensated employees in January 2012 and 2011, respectively. The vesting provisions and investment provisions of such contributions were communicated to employees at the time they were announced.
Rollover Contributions
The Plan accepts qualifying rollover contributions made by Participants in cash from qualified retirement plans of other employers, including: qualified traditional individual retirement accounts (“IRA”); contributory individual retirement accounts; and governmental plans. After-tax and Roth 401(k) rollovers historically were not accepted by the Plan; however effective April 2010, the Plan accepts Roth 401(k) rollovers.
Dividend Election
The JPMorgan Chase Common Stock Fund has been designated as a nonleveraged employee stock ownership plan. As such, a Participant may elect to have any dividends attributable to their vested balance paid to them on a quarterly basis rather than reinvested; the dividend payments are not subject to an early distribution tax penalty. If a Participant makes no election, the dividend income will automatically be reinvested in the Participant’s account in the JPMorgan Chase Common Stock Fund.
Vesting
A Participant’s Deferred Contributions are always 100% vested, including any associated investment performance (or “earnings”). Participants hired before May 1, 2009 were immediately 100% vested in the value of the Matching Contributions, including any associated investment performance. Any Matching Contributions for eligible Participants hired on or after May 1, 2009, will become 100% vested after they have completed three years of service. Employer non-matching contributions (i.e., discretionary contributions), if any, vest according to the schedule communicated at the time they were announced.
Forfeited Accounts
Matching Contributions that are forfeited can be used to reduce a Contributing Employer’s future Matching Contributions and/or Plan expenses that would be otherwise paid directly by the Contributing Employer. During December 31, 2011 and 2010, $543,015 and $318,450, respectively, of forfeited nonvested accounts were used to reduce Contributing Employer’s Matching Contributions.
Distributions
Withdrawal of Contributions
The Plan allows a Participant to withdraw all or any portion of their vested account balance attributable to after-tax contributions or contributions rolled over from another qualified plan or IRA, if any. Certain individuals who participated in prior plans may also withdraw other types of nonforfeitable employer contributions, subject to certain restrictions.
Participants who have withdrawn all amounts permissible under the preceding paragraph may request to withdraw up to the remaining amount of their vested account balance only upon attaining age 59 1/2 or for reasons of financial hardship, provided, however, that earnings realized after December 31, 1988, on Deferred Contributions, Matching Contributions made after December 31, 2004, and certain other Deferred Contributions under prior plans are not available for hardship withdrawal.
Beginning in 2010, the Plan allows for in-plan Roth conversions whereby certain Plan Participants who are eligible to take an in-service withdrawal or distribution can convert non-Roth account balances in the Plan to Roth accounts.
Payment of Vested Benefits
A Participant who terminates employment may elect to receive the value of their vested benefit under the Plan. In the event of the death of a married Participant, fully vested benefits will be distributed to the Participant’s spouse or to another beneficiary if the spouse previously consented. An unmarried Participant may designate anyone as their beneficiary. If there is no spouse or living beneficiary on the date of the Participant’s death, then the value of the vested benefit is distributed to the Participant’s estate.
A terminated Participant whose vested account balance under the Plan (including loans) is greater than $1,000 may elect to: (1) receive a lump sum payment; (2) obtain a rollover payment to an IRA (traditional or Roth) or another employer’s qualified plan; (3) receive monthly, quarterly or annual installments over a period not exceeding their life expectancy, or (4) defer receipt of the distribution until April 1 of the year after they attain the age of 70 1/2. If no election is made, then the account distribution will be deferred, automatically, until the month after the Participant attains age 65.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

If a terminated Participant’s vested account balance does not exceed $1,000, the account balance, less any required income tax withholding, will be paid to the Participant in a single lump sum. However, the Participant may elect directly to roll over the distribution to an IRA (traditional or Roth) or another employer’s qualified plan without tax withholding.
Notes receivable from Participants
The Plan permits Participants to borrow a portion of their vested account balance without paying income taxes or incurring income tax penalties. The minimum loan amount is $1,000. The maximum aggregate amount of all loans to any Participant under the Plan is the lesser of $50,000 (reduced by the highest loan balance outstanding during the 12-month period preceding the date of the new loan) or 50% of the vested value of their account balance. The interest rate on a loan is based on the prime rate in effect on the first business day of the month, and it is fixed for the duration of the loan. Generally, loans must be paid off within five years. If, however, the loan is for the purchase of a principal residence, the repayment period may be up to 15 years. Prior to January 1, 2011, a Participant could have up to six outstanding loans. On or after January 1, 2011, the Plan limits Participants to two outstanding loans at any time. Loan principal and interest are paid through payroll deductions. Notes receivable from participants in the Statement of Net Assets Available for Benefits are measured at the principal amount outstanding.
Plan Expenses
To the extent not paid in full or in part by the Contributing Employers, the trustee (“Trustee”) uses Plan assets to pay the expenses of the Plan, such as taxes (if any) incurred on the income or assets of the trust, brokerage commissions and other expenses associated with the purchase and sale of investments by the managers of the funds, investment management fees paid and other expenses directly attributable to the administration of the Plan.

2. Summary of Significant Accounting Policies
Basis of Presentation
The accounting and financial reporting policies of the Plan conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes in net assets available for benefits, and disclosure of contingent assets and liabilities. Actual results could be different from these estimates.
Investment Valuation
All investments are recorded at fair value. For information related to the Plan’s valuation methodologies for its investments, see Note 3 of these financial statements.
Fully Benefit-Responsive Investment Contracts
The Plan accounts for synthetic guaranteed investment contracts (“synthetic GICs”) at contract value. A synthetic GIC is an investment contract in which the Plan owns the underlying assets and purchases fully benefit-responsive wrapper contracts from independent third parties (“Issuers”), which provide market value and cash flow risk protection to the Plan.
Investment contracts held by a defined contribution plan are typically reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the Plan that are attributable to fully benefit-responsive investment contracts. Contract value is used because that is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan. The synthetic GIC is presented on the Statement of Net Assets Available for Benefits at the fair value of the investment contracts with an adjustment from fair value to contract value to arrive at net assets available for benefits. The Statement of Changes in Net Assets Available for Benefits is prepared on a basis that reflects income credited to Participants but not realized and unrealized gains and losses on the investment contracts.
Participant Withdrawals
Participant withdrawals are recorded when paid.
Differences between Financial Statements and Form 5500
The Plan calculates realized gains/(losses) and unrealized appreciation/(depreciation) as the difference between the fair value and cost of investments. Internal Revenue Service (“IRS”) Form 5500 calculates realized gains/(losses) and unrealized appreciation/(depreciation) as the difference between the fair value of investments at December 31, 2011, and at the prior period year-end.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The Plan does not reflect as liabilities amounts allocated to the accounts of Participants who have elected to withdraw from the Plan but have not yet been paid. The Department of Labor, however, requires that these amounts be reported as a liability on Form 5500. Similarly, amounts allocated to withdrawals by Participants that have been processed and approved for payment prior to December 31, but are not yet paid as of that date are recorded on the Form 5500 as benefits paid. There were no reconciling items between the net assets available for benefits as disclosed in these financial statements and the Form 5500.
Foreign Currency Translation
The Plan revalues assets and liabilities denominated in foreign (i.e., non-U.S.) currencies into U.S. dollars using applicable exchange rates as of the date of the Statement of Net Assets Available for Benefits. Income and expenses denominated in foreign currencies are revalued at the exchange rates prevailing at the date of the transaction.
Accounting and Reporting Developments
Fair value measurement and disclosures
In January 2010, the Financial Accounting Standards Board (“FASB”) issued guidance that requires new disclosures, and clarifies existing disclosure requirements, about fair value measurements. The clarifications and requirements to separately disclose transfers of instruments between level 1 and level 2 of the fair value hierarchy was effective for interim reporting periods beginning after December 15, 2009; the Plan adopted this guidance in 2010. In addition, a new requirement to provide purchases, sales, issuances and settlements in the level 3 rollforward on a gross basis was effective for fiscal years beginning after December 15, 2010; however, the Plan did not have any level 3 instruments in 2010 or 2011.
In May 2011, the FASB issued guidance that amends the requirements for fair value measurements and disclosure. The guidance changes and clarifies certain existing requirements related to the portfolio of financial instruments and valuation adjustments, requires additional disclosures for fair value measurements categorized in level 3 of the fair value hierarchy (including disclosure of the range of inputs used in certain valuations), and requires additional disclosures for certain financial instruments that are not carried at fair value. The guidance is effective for interim and annual periods beginning after December 15, 2011. The application of this guidance is not expected to have a material effect on the Plan’s Statement of Net Assets Available for Benefits or Statement of Changes in Net Assets Available for Benefits.
Reporting loans to participants by defined contribution pension plans
In September 2010, the FASB issued guidance on participant loans which now requires these loans to be classified as notes receivable from participants and measured at amortized cost, in lieu of being presented as an investment and measured at fair value. This guidance was effective for fiscal years ending after December 15, 2010, and was applied retrospectively to all prior periods presented upon adoption, with earlier application permitted. The Plan adopted this guidance in 2010. The application of this guidance did not have a material impact on the Plan’s Statement of Net Assets Available for Benefits or Statement of Changes in Net Assets Available for Benefits.
Balance sheet netting
In December 2011, the FASB issued guidance that requires enhanced disclosures about derivatives and securities financing agreements that are subject to legally enforceable master netting or similar agreements, or that have otherwise been offset on the balance sheet under certain specific conditions that permit net presentation. The guidance is effective for annual reporting periods beginning on or after January 1, 2013. The application of this guidance will only affect the disclosure of these instruments and will have no impact on the Plan's Statement of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits.

3. Fair Value Measurements
Determination of Fair Value
Following is a description of the Plan’s valuation methodologies for assets and liabilities measured at fair value. The Plan has an established and well-documented process for determining fair values. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is based on quoted market prices, where available. If listed prices or quotes are not available, fair value is based on models that primarily use, as inputs, market-based or independently sourced market parameters, including but not limited to yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value and are applied consistently over time. These adjustments may include amounts to reflect constraints on liquidity and unobservable parameters when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets or to reflect the cost of exiting larger-than-normal market-

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

size risk positions. Liquidity adjustments are not taken for positions classified within level 1 (as defined below) of the fair value hierarchy.
The methods described above to estimate fair value may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Valuation Hierarchy
A three-level valuation hierarchy has been established under U.S. GAAP for disclosure of fair value measurements. The valuation hierarchy is based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 — one or more inputs to the valuation methodology are unobservable and significant to the fair value measurement.
A financial instrument’s categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.
Following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.
Assets and Liabilities
JPMorgan Chase & Co. and other equity securities
JPMorgan Chase & Co. common stock is valued at the closing price reported on the New York Stock Exchange and is classified within level 1 of the valuation hierarchy. Other common and preferred stocks are valued at the closing price reported on the major stock exchange on which the individual securities are traded and are generally classified within level 1 of the valuation hierarchy. If quoted exchange prices are not available for the specific common stock, other independent pricing services or broker quotes are consulted for valuation purposes. Consideration is given to the nature of the quotes (e.g., indicative or firm) and the relationship of recently evidenced market activity to the prices provided from independent pricing services. Other common and preferred stock that do not have quoted exchange prices are generally classified within level 2 of the valuation hierarchy.
Common/collective trust funds and registered investment companies (mutual funds)
These investments are public investment vehicles valued based on the calculated NAV of the fund. Where the funds produce a daily NAV that is validated by a sufficient level of observable activity (purchases and sales at NAV), the NAV is used to value the fund investment and it is classified in level 1 of the valuation hierarchy. Where adjustments to the NAV are required, for example, with respect to interests in funds subject to restrictions on redemption (such as lock-up periods or withdrawal limitations) and/or observable activity for the fund investment is limited, investments are classified within level 2 of the valuation hierarchy.
Corporate debt securities, and U.S. federal, state, local and non-U.S. government debt securities
The Plan estimates the value of debt instruments using a combination of observed transaction prices, independent pricing services and relevant broker quotes. Consideration is given to the nature of the quotes (e.g., indicative or firm) and the relationship of recently evidenced market activity to the prices provided from independent pricing services. The Plan may also use pricing models or discounted cash flows. Such securities are generally classified within level 2 of the valuation hierarchy.
Mortgage-backed securities
Mortgage-backed securities (“MBS”) include both U.S. government agency and U.S. government-sponsored enterprise (collectively, “U.S. government agencies”) securities, and nonagency pass-through securities. U.S. government agency securities are valued based on quoted prices in active markets and are therefore classified in level 1 of the valuation hierarchy. Nonagency securities are primarily “AAA” rated residential and commercial MBS valued using a combination of observed transaction prices, independent pricing services and relevant broker quotes. Consideration is given to the nature of the quotes and the relationships

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

of recently evidenced market activity to the prices provided from independent pricing services. Such securities are generally classified within level 2 of the valuation hierarchy.
Synthetic guaranteed investment contracts
The fair value of synthetic GICs is based on the underlying investments. The underlying investments are common/collective trust funds, which are public investment vehicles, valued at the NAV as described above. Such investments are generally classified within level 2 of the valuation hierarchy. The related wrapper contracts have a fair value of $2.5 million and $5.2 million, at December 31, 2011 and 2010, respectively. See Note 8 of these financial statements for further information on these contracts.
Derivatives
Exchange-traded derivatives valued using quoted prices are classified within level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; thus, the majority of the Plan’s derivative positions are valued using either relevant broker quotes or models. Both methodologies use readily observable market parameters as their basis — that is, parameters that are actively quoted and can be validated to external sources, including industry pricing services. Depending on the types and contractual terms of derivatives, fair value can be modeled using a series of techniques, such as the Black-Scholes option pricing model, simulation models or a combination of various models, which are consistently applied. Where derivative products have been established for some time, the Plan uses models that are widely accepted in the financial services industry. These models reflect the contractual terms of the derivatives, including the period to maturity, and market-based parameters such as interest rates, volatility, and the credit quality of the counterparty. Further, many of these models do not contain a high level of subjectivity, as the methodologies used in the models do not require significant judgment, and inputs to the model are readily observable from actively quoted markets, as is the case for “plain vanilla” interest rate swaps, option contracts and credit default swaps. Such instruments are generally classified within level 2 of the valuation hierarchy. See Note 6 of these financial statements for further information on derivative instruments.
Other
Other predominantly consists of securities purchased under resale agreements (“resale agreements”). To estimate the fair value of resale agreements, cash flows are evaluated taking into consideration any derivative features of the resale agreement and are then discounted using the appropriate market rates for the applicable maturity. As the inputs into the valuation are primarily based on readily observable pricing information, such resale agreements are classified within level 2 of the valuation hierarchy.
Investments measured at net asset value
The Plan uses the NAV to determine the fair value of multiple investments, including: (1) investments that have readily determinable fair values, which are classified in level 1 of the valuation hierarchy; and (2) investments for which the underlying investments (a) do not have a readily determinable fair value and (b) either have the attributes of an investment company or prepare their financial statements consistent with the measurement principles of an investment company, which are in level 2 of the valuation hierarchy. The fair values of investments valued at NAV at December 31, 2011 and 2010, respectively, were $8.8 billion and $8.3 billion, which were classified within the valuation hierarchy as follows: $1.9 billion and $2.1 billion in level 1 and $6.9 billion and $6.2 billion in level 2. These investments consist predominantly of investments in common/collective trust funds, registered investment companies (mutual funds) and synthetic GIC underlying investments.
The investment strategies for common/collective trust funds and registered investment companies (mutual funds) and the synthetic GIC underlying investments are varied, and they may invest directly and indirectly in a broad range of equities, debt and derivative investments with the objective of mirroring or exceeding the total return of certain market indices (e.g., S&P 500, Russell 1000, Barclays Capital Intermediate Aggregate Bond Index). Strategies may vary based on global macroeconomic views, expected directional movements in the financial markets, market capitalization (e.g., large, medium or small cap stocks), and other strategies. Certain of these investments are subject to restrictions on redemption; however certain of these investments may be sold based on the level of capital markets activity, market levels, the performance of the broader economy and investments-specific issues.
The Plan has no commitments to make additional investments in investments that are valued at NAV.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The following tables present the financial instruments carried at fair value as of December 31, 2011 and 2010, by major product category and the fair value hierarchy.
Assets and liabilities measured at fair value on a recurring basis

December 31, 2011	Level 1	Level 2	Total fair value
Common/collective trust funds	$466,735,096	$4,893,101,508	$5,359,836,604
Equity securities:
JPMorgan Chase & Co	2,266,844,552	—	2,266,844,552
Other banks and finance companies	108,770,547	—	108,770,547
Total banks and finance companies	2,375,615,099	—	2,375,615,099
Capital equipment	225,164,350	32	225,164,382
Consumer goods	157,272,653	1,838	157,274,491
Business services	132,807,832	—	132,807,832
Energy	86,715,645	—	86,715,645
Materials	73,089,863	—	73,089,863
Real estate	17,372,349	—	17,372,349
Other	152,966,912	351,259	153,318,171
Total equity securities	3,221,004,703	353,129	3,221,357,832
Synthetic guaranteed investment contracts	—	2,029,594,796	2,029,594,796
Registered investment companies (mutual funds):
Investment-grade & medium duration funds	402,442,416	—	402,442,416
Large cap value funds	358,886,228	—	358,886,228
Core bond funds	354,956,645	—	354,956,645
Mid cap growth funds	300,767,841	—	300,767,841
Fixed-income funds	—	17,257,873	17,257,873
Total registered investment companies (mutual funds)	1,417,053,130	17,257,873	1,434,311,003
Corporate debt securities	—	1,018,041,405	1,018,041,405
U.S. federal, state, local and non-U.S. government securities	—	704,120,765	704,120,765
Mortgage-backed securities	121,429,836	38,070,847	159,500,683
Derivative receivables	54,693	2,397,923	2,452,616
Other	—	24,176,582	24,176,582
Total assets measured at fair value(a)	$5,226,277,458	$8,727,114,828	$13,953,392,286
Derivative payables	$—	$11,890,798	$11,890,798
Total liabilities measured at fair value	$—	$11,890,798	$11,890,798

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Assets and liabilities measured at fair value on a recurring basis

December 31, 2010	Level 1	Level 2	Total fair value
Common/collective trust funds	$377,491,641	$4,044,572,869	$4,422,064,510
Equity securities:
JPMorgan Chase & Co	2,790,611,790	—	2,790,611,790
Other banks and finance companies	160,376,190	—	160,376,190
Total banks and finance companies	2,950,987,980	—	2,950,987,980
Capital equipment	253,507,268	—	253,507,268
Consumer goods	199,230,994	—	199,230,994
Business services	170,218,708	—	170,218,708
Energy	88,724,895	—	88,724,895
Materials	97,680,595	—	97,680,595
Real estate	20,385,771	—	20,385,771
Other	181,545,764	960,830	182,506,594
Total equity securities	3,962,281,975	960,830	3,963,242,805
Synthetic guaranteed investment contracts	—	2,101,351,672	2,101,351,672
Registered investment companies (mutual funds):
Investment-grade & medium duration funds	373,812,604	—	373,812,604
Large cap value funds	505,554,288	—	505,554,288
Core bond funds	477,957,716	—	477,957,716
Mid cap growth funds	392,970,696	—	392,970,696
Fixed-income funds	—	16,552,798	16,552,798
Total registered investment companies (mutual funds)	1,750,295,304	16,552,798	1,766,848,102
Corporate debt securities	—	1,066,249,403	1,066,249,403
U.S. federal, state, local and non-U.S. government securities	—	684,686,276	684,686,276
Mortgage-backed securities	349,990,531	186,113,608	536,104,139
Derivative receivables	3,024	1,308,624	1,311,648
Other	5,868,874	92,410,157	98,279,031
Total assets measured at fair value(a)	$6,445,931,349	$8,194,206,237	$14,640,137,586
Derivative payables	$233,578	$4,403,422	$4,637,000
Total liabilities measured at fair value	$233,578	$4,403,422	$4,637,000

(a)	There were no significant transfers between levels 1 and 2.

4. Investment Program
The Plan’s net assets available for benefits at December 31, 2011 and 2010, are held in a Trust Fund administered by JPMorgan Chase Bank, N.A., as Trustee.
The Plan announced in October 2010 that the International Large Cap Core Fund would no longer be offered as an investment option in the Plan effective November 30, 2010, and any assets remaining in the fund would be transferred to the International Large Cap Index Fund. The Plan announced in May 2011 that ten new funds, nine Target Date Funds and the Emerging Market Equity Index Fund, would be offered as investment options in the Plan effective July 1, 2011. Each Target Date Fund is made up of a mix of underlying investments from multiple asset classes (stocks, bonds, and cash alternatives). Each fund's mix automatically adjusts over time to become more conservative, so as to mature automatically. The Plan further announced in May 2011 that the three lifestyle portfolios (Moderately Conservative Lifestyle Portfolio, Moderately Aggressive Lifestyle Portfolio, and Aggressive

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Lifestyle Portfolio) would no longer be offered as investment options in the Plan effective June 30, 2011, and any assets remaining in the lifestyle portfolios would be transferred to one of the nine new Target Date Funds based on participant's age and an assumed retirement at age 65. As of December 31, 2011, the 31 investment options consist of: nine Target Date Funds and 22 core investment funds, which consist of six fixed-income funds, eleven domestic equity funds, three international equity funds, one emerging market equity fund, and the JPMorgan Chase Common Stock Fund.
Fund transactions are processed on a daily basis and are recorded at an aggregate level within the Trust Fund. J.P. Morgan Retirement Plan Services, LLC, a wholly-owned subsidiary of JPMorgan Chase, is the record keeper for the Plan.
Participants may elect to change the allocation of their account balances and contributions in the investment funds on a daily basis. Participant requests for fund reallocations, transfers and distributions are processed on a daily basis using net asset values. Changes become effective on the same business day if the New York Stock Exchange is open and the request is made before 4 p.m. Eastern Time, or by the close of the New York Stock Exchange, whichever is earlier. Otherwise, the changes become effective on the next business day.
At its discretion, JPMorgan Chase Bank, N.A. may place restrictions on investments in the funds and on daily transfers and reallocations among funds.

5. Investments
Investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2011 and 2010, were as follows:

Description	2011	2010
JPMorgan Chase & Co. common stock	$2,266,844,552	$2,790,611,790
Blackrock Equity Index Fund	1,367,985,035	1,569,822,818
BGI/EAFE Index Fund	765,241,806	N/A
JPM/State Street Bank	722,359,143	N/A
During the years ended December 31, 2011 and 2010, the Plan’s investments generated net (depreciation)/appreciation as follows:

Description	2011	2010
Based on quoted market prices:
JPMorgan Chase & Co. and other equity securities	$(666,933,276)	$272,405,208
Registered investment companies	(58,771,888)	237,258,913
Derivative receivables (payables), net	5,352,920	1,865,975
Mortgage-backed securities	2,025,022	(5,211,216)
Other	78,319	1,242,132
Total based on quoted market prices	(718,248,903)	507,561,012
Based on estimated fair value:
Common/collective trust funds	(151,501,916)	482,413,912
Derivative receivables (payables), net	(17,357,629)	5,765,431
Corporate debt securities	(7,483,405)	14,461,561
Mortgage-backed securities	(1,198,458)	5,643,130
Registered investment companies	(688,041)	2,023,077
JPMorgan Chase & Co. and other equity securities	(292,899)	2,587,854
U.S. federal, state, local and non-U.S. government securities	48,722,533	29,442,411
Other	(351,489)	(29,613)
Total based on estimated fair value	(130,151,304)	542,307,763
Total net (depreciation)/appreciation	$(848,400,207)	$1,049,868,775

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

6. Derivative Instruments
Derivative instruments enable end-users to modify or mitigate exposure to credit or market risks. Counterparties to a derivative contract seek to obtain risks and rewards similar to those that could be obtained from purchasing or selling a related cash instrument without having to exchange upfront the full purchase or sales price. The Plan uses derivatives to manage its own market risk exposures, primarily using interest rate, foreign exchange and credit derivative contracts.
Interest rate contracts are used to minimize fluctuations in net assets available for benefits that are caused by changes in interest rates. Fixed-rate assets and liabilities appreciate or depreciate in market value as interest rates change. Similarly, interest income increases or decreases as a result of variable-rate assets resetting to current market rates, and as a result of the repayment and subsequent origination of fixed-rate assets at current market rates. Gains or losses on the derivative instruments that are related to such assets are expected to substantially offset this variability. The Plan generally uses interest rate swaps, futures and forwards, and options, to manage the impact of interest rate fluctuations on the fair value of investments.
Foreign currency forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed-upon price on an agreed-upon settlement date. The Plan uses foreign currency forward contracts to manage the foreign exchange risk associated with certain foreign currency—denominated (i.e., non-U.S. dollar) assets. As a result of fluctuations in foreign currencies, the U.S. dollar-equivalent values of the foreign currency-denominated assets increase or decrease. Gains or losses on the derivative instruments related to these foreign currency-denominated assets are expected to substantially offset this variability. The Plan may buy or sell foreign exchange forward contracts.
The Plan primarily uses credit derivatives to obtain exposure to particular reference entities and to mitigate credit risk associated with its overall derivative receivables. For a further discussion of credit derivatives, see the discussion in the Credit derivatives section on pages 16–18 of this Note.
Accounting for derivatives
All derivatives are required to be recorded on the Statement of Net Assets Available for Benefits at fair value, with all changes in fair value reflected in the Statement of Changes in Net Assets Available for Benefits.
Notional amount of derivative contracts
The following table summarizes the gross notional amount of derivative contracts outstanding as of December 31, 2011 and 2010, irrespective of any legally enforceable master netting agreements.

	Notional amounts(a)
December 31,	2011	2010
Interest rate contracts
Futures and forwards	$277,650,000	$89,500,000
Swaps	133,643,814	39,000,000
Written options	118,900,000	347,400,000
Purchased options	20,600,000	16,900,000
Total interest rate contracts	550,793,814	492,800,000
Credit derivatives	69,635,000	73,785,000
Foreign exchange contracts
Spot, futures and forwards	98,595,112	64,992,743
Total foreign exchange contracts	98,595,112	64,992,743
Equity contracts
Written options	—	7,600,000
Warrants	7,247	432
Total equity contracts	7,247	7,600,432
Total derivative notional amounts	$719,031,173	$639,178,175

(a)	Represents the sum of gross long and gross short third-party notional derivative contracts.
While the notional amounts disclosed above gives an indication of the volume of the Plan’s derivative activities, the notional amounts significantly exceed, in the Plan’s view, the possible losses that could arise from such transactions. For most derivative

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

transactions, the notional amount is not exchanged; it is used simply as a reference to calculate payments.
Impact of derivatives on the Statements of Net Assets Available for Benefits
The following table summarizes the gross fair values of derivative receivables and payables by contract type as of December 31, 2011 and 2010, respectively.

	Derivative receivables		Derivative payables
December 31,	2011	2010	2011	2010
Contract type
Foreign exchange	$1,449,643	$117,998	$903,412	$893,025
Interest rate	479,470	408,648	10,789,321	3,229,111
Credit	411,435	781,978	198,065	503,749
Equity	112,068	3,024	—	11,115
Gross fair value of derivative receivables and payables	$2,452,616	$1,311,648	$11,890,798	$4,637,000
Derivatives gains and losses
The following table presents derivatives, by contract type, and the gains/(losses) recorded on such derivatives for the years ended December 31, 2011 and 2010, respectively. All amounts are recorded in net (depreciation)/appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

	Derivatives gains/(losses)
Year ended December 31,	2011	2010
Contract type
Interest rate	$(13,511,434)	$3,694,014
Credit	592,887	495,019
Equity	487,070	607,039
Foreign exchange	426,768	2,835,334
Total	$(12,004,709)	$7,631,406
Credit risk, liquidity risk and credit-related contingent features
In addition to the specific market risks introduced by each derivative contract type, derivatives expose the Plan to credit risk — the risk that derivative counterparties may fail to meet their payment obligations under the derivative contracts and the collateral, if any, held by the Plan proves to be of insufficient value to cover the payment obligation. It is the policy of the Plan to enter into legally enforceable master netting agreements as well as to actively pursue the use of collateral agreements to mitigate derivative counterparty credit risk. The amount of derivative receivables reported on the Statement of Net Assets Available for Benefits is the fair value of the derivative contracts irrespective of the effect of legally enforceable master netting agreements and cash collateral held by the Plan. These amounts represent the cost to the Plan to replace the contracts at then-current market rates should the counterparty default. However, in the Plan’s view, the appropriate measure of current credit risk should take into consideration the collateral held by the Plan.
While derivative receivables expose the Plan to credit risk, derivative payables expose the Plan to liquidity risk, as the derivative contracts may require the Plan to post cash or securities collateral with counterparties as the mark-to-market of the contracts moves in the counterparties’ favor. Certain derivative contracts also provide for termination of the contract (e.g., generally as a result of a counterparty ratings downgrade or in the event sufficient collateral is not delivered as required) at the fair value of the derivative contracts. The aggregate fair value of net derivative payables that contain termination features was $11.9 million and $4.6 million as of December 31, 2011 and 2010, respectively. The Plan has received $2.2 million and $1.1 million of cash collateral as of December 31, 2011 and 2010, respectively, and it posted no cash collateral at both December 31, 2011 and 2010.
Credit derivatives
Credit derivatives are financial instruments whose value is derived from the credit risk associated with the debt of a third-party issuer (the reference entity) and which allow one party (the protection purchaser) to transfer that risk to another party (the protection seller). Credit derivatives expose the protection purchaser to the creditworthiness of the protection seller, as the protection seller is required to make payments under the contract when the reference entity experiences a credit event, such as a bankruptcy, a failure to pay its obligation or a restructuring. The seller of credit protection receives a premium for providing protection but has the risk that the underlying instrument referenced in the contract will be subject to a credit event.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The Plan uses credit derivatives for two different purposes. First, it may sell derivatives to obtain exposure to particular reference entities or securities. The Plan’s exposure to a given reference entity may be offset partially, or entirely, with a contract to purchase protection from another counterparty on the same or similar reference entity. Second, the Plan may use credit derivatives to mitigate credit risk associated with its overall derivative receivables. In accomplishing the above, the Plan primarily enters into credit default swaps (“CDS”), which are credit derivative contracts between two counterparties that provides protection against a credit event on one or more referenced credits. Protected credit events are specified at the inception of a transaction. Credit derivatives may reference the credit of either a single reference entity (“single-name”) or a broad-based index.
The Plan purchases and sells protection on both single-name and index-reference obligations. Single-name CDS and index CDS contracts are OTC derivative contracts. Single-name CDS are used to manage the default risk of a single reference entity, while index CDS contracts are used to manage the credit risk associated with the broader credit markets or credit market segments. Like the S&P 500 and other market indices, a CDS index comprises a portfolio of CDS across many reference entities. New series of CDS indices are periodically established with a new underlying portfolio of reference entities to reflect changes in the credit markets. If one of the reference entities in the index experiences a credit event, then the reference entity that defaulted is removed from the index. CDS can also be referenced against specific portfolios of reference names or against customized exposure levels based on specific client demands: for example, to provide protection against the first $1 million of realized credit losses in a $10 million portfolio of exposure. Such structures are commonly known as tranche CDS.
For both single-name CDS contracts and index CDS contracts, upon the occurrence of a credit event, under the terms of a CDS contract neither party to the CDS contract has recourse to the reference entity. The protection purchaser has recourse to the protection seller for the difference between the face value of the CDS contract and the fair value of the reference obligation at the time of settling the credit derivative contract, also known as the recovery value. The protection purchaser does not need to hold the debt instrument of the underlying reference entity in order to receive amounts due under the CDS contract when a credit event occurs.
The following tables present a summary of the notional amounts of the Plan’s credit derivatives that were sold and purchased as of December 31, 2011 and 2010. Upon a credit event, the Plan as seller of protection would typically pay out only a percentage of the full notional amount of net protection sold, as the amount actually required to be paid on the contracts takes into account the recovery value of the reference obligation at the time of settlement. The Plan manages the credit risk on contracts to sell protection by purchasing protection with identical or similar underlying reference entities. The Plan does not use notional amounts as the primary measure of risk management for such derivatives, because the notional amount does not take into account the probability of the occurrence of a credit event, the recovery value of the reference obligation, or related cash instruments and economic hedges, each of which reduces, in the Plan's view, the risks associated with such derivatives.
Total credit derivatives

	Maximum payout/Notional amount(a)
		Protection purchased with identical underlyings(b)	Net protection (sold)/purchased(c)
December 31, 2011	Protection sold
Credit derivatives
Credit default swaps	$63,750,000	$5,885,000	$(57,865,000)
Total credit derivatives	$63,750,000	$5,885,000	$(57,865,000)

	Maximum payout/Notional amount
		Protection purchased with identical underlyings(b)	Net protection (sold)/purchased(c)
December 31, 2010	Protection sold
Credit derivatives
Credit default swaps	$33,000,000	$40,785,000	$7,785,000
Total credit derivatives	$33,000,000	$40,785,000	$7,785,000

(a)	The Plan does not have any other protection purchased.

(b)	Represents the notional amount of purchased credit derivatives where the underlying reference instrument is identical to the reference instrument on which the Plan has sold credit protection.

(c)
Does not take into account the fair value of the reference obligation at the time of settlement, which would generally reduce the amount the seller of protection pays to the buyer of protection in determining settlement value.

The following tables summarize the notional and fair value amounts of credit derivatives as of December 31, 2011 and 2010,

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

where the Plan is the seller of protection. The maturity profile is based on the remaining contractual maturity of the credit derivative contracts. The ratings profile is based on the rating of the reference entity on which the credit derivative contract is based. The ratings and maturity profile of protection purchased are comparable to the profile reflected below.
Protection sold – credit derivatives ratings/maturity profile

				Total notional amount
December 31, 2011	<1 year	1–5 years	>5 years		Fair value(b)
Risk rating of reference entity
Investment-grade (AAA to BBB-)(a)	$1,000,000	$62,750,000	$—	$63,750,000	$64,896
Total	$1,000,000	$62,750,000	$—	$63,750,000	$64,896

				Total notional amount
December 31, 2010	<1 year	1–5 years	>5 years		Fair value(b)
Risk rating of reference entity
Investment-grade (AAA to BBB-)(a)	$2,400,000	$30,600,000	$—	$33,000,000	$469,392
Total	$2,400,000	$30,600,000	$—	$33,000,000	$469,392

(a)	The ratings scale is based on JPMorgan Chase Bank, N.A.’s internal ratings, which generally correspond to ratings as defined by S&P.

(b)	Amounts are shown on a gross basis before the benefit of legally enforceable master netting agreements and cash collateral held by the Plan.

7. Transactions with Affiliated Parties
The following is a summary of transactions with parties affiliated with the Plan for the years ended December 31, 2011 and 2010:

	Aggregate Cost of Purchases	Aggregate Proceeds from Sales, Redemptions and Distributions to Participants
Year Ended December 31, 2011
JPM U.S. Government MM Fund/Capital Shares	$4,838,515,476	$4,749,272,033
JPMorgan Chase & Co. common stock	812,413,559	699,518,975
Core Bond Fund (managed by JPMorgan Investment Advisors)	69,814,922	52,716,771
Funds managed by JPMorgan Asset Management (USA) Inc.:
Growth and Income Fund	52,471,428	181,703,474
Mid Cap Growth Fund	84,851,629	136,199,770
Short-Term Fixed Income Fund	854,755,344	871,573,128
Small Cap Core Fund	31,017,040	142,005,289
Stable Value Fund	689,510,173	767,068,950
Year Ended December 31, 2010
JPM U.S. Government MM Fund/Capital Shares	$4,981,897,071	$4,849,440,275
JPMorgan Chase & Co. common stock	662,290,586	777,444,478
Core Bond Fund (managed by JPMorgan Investment Advisors)	59,273,402	66,416,924
Funds managed by JPMorgan Asset Management (USA) Inc.:
Growth and Income Fund	74,805,355	46,484,487
Mid Cap Growth Fund	70,888,661	30,411,642
Short-Term Fixed Income Fund	828,509,213	867,895,728
Small Cap Core Fund	50,686,982	43,603,606
Stable Value Fund	908,025,604	798,424,798

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

8. Investments in Synthetic Guaranteed Investment Contracts
The Stable Value Fund invests in synthetic GICs, which are also known as wrapper contracts. A synthetic GIC is an investment contract issued by an insurance company or other financial institution that is backed by a portfolio of bonds or other fixed income securities (the “underlying assets”) that are separately owned by the Plan. The wrapper contract is designed to protect the contract value of these underlying assets. Under these contracts, realized and unrealized gains and losses on the underlying assets are not immediately recorded in the net assets of the Plan, but are amortized over the maturity or duration of the underlying assets, through adjustments to the future interest crediting rate. The issuer of the wrapper contract guarantees that all qualified participant withdrawals will take place at the contract value.
The Plan accounts for synthetic GICs at contract value. Contract value represents contributions made under the contract, plus earnings, less Participant withdrawals and administrative expenses. Participants may customarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan has not recognized any reserves to reflect the credit risk of the issuer of the synthetic GIC or otherwise. The fair value of the synthetic GIC at December 31, 2011 and 2010, was $2,029,594,796 and $2,101,351,672, respectively. The crediting rate, which tracks current market yields on a trailing basis, is reset each calendar quarter based on data as of the last business day of the month prior to the end of the quarter. Crediting rates are reset in accordance with a formula contained in the contract that allows the contract value of the underlying assets to converge to market value over time; this assumes that the underlying assets continue to earn the current yield of the portfolio for a period of time equal to the portfolio’s current duration. The principal variables that affect the determination of the crediting rate are the current yield and duration of the assets underlying the wrapper contract, the existing difference between the market value of the underlying assets and contract value of the wrapper contract, and fees paid to the issuer of the wrapper contract. All of the Plan’s wrapper contracts have a 0% minimum crediting rate. The average yield and interest crediting rate of the synthetic GICs were 2.55% and 1.88% at December 31, 2011 and 2010, respectively.
The Plan’s wrapper contracts permit all allowable Participant-initiated transactions to occur at contract value. There are no events known to the Plan that are probable of occurring that would limit its ability to transact at contract value with the issuer of the wrapper contract nor with Participants. The wrapper contracts cannot be terminated by their issuer at a value other than contract value or prior to the scheduled maturity date, except under a limited number of very specific circumstances including termination of the Plan or loss of qualified status of the Plan, material misrepresentations by the Plan sponsor or investment manager, failure by these same parties to meet material obligations under the contract, or other similar types of events.
The following is a summary of the Plan’s investments related to fully benefit-responsive contracts:

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

	Major Credit Ratings(a)	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustments to Contract Value	Total Investment
Investments at December 31, 2011
Synthetic GICs
Bank of America Bond Wrapper	AA	$681,437,012	$828,216	$(8,636,411)	$673,628,817
State Street Bank Bond Wrapper	AA	722,359,143	876,639	(9,153,737)	714,082,045
AIG Financial Products Bond Wrapper	AA	625,798,641	760,593	(7,931,260)	618,627,974
Total synthetic GICs		2,029,594,796	2,465,448	(25,721,408)	2,006,338,836
Other benefit-responsive contracts
State Street Bank Loan Wrapper	AA	136,011	—	—	136,011
JPM US Govt MM FD/Capital Shares	Not rated	174,962,488	—	—	174,962,488
Total other benefit-responsive contracts		175,098,499	—	—	175,098,499
Total		$2,204,693,295	$2,465,448	$(25,721,408)	$2,181,437,335
Investments at December 31, 2010
Synthetic GICs
Bank of America Bond Wrapper	AA	$707,843,454	$1,749,534	$5,873,330	$715,466,318
State Street Bank Bond Wrapper	AA	744,001,852	1,836,154	6,176,105	752,014,111
AIG Financial Products Bond Wrapper	AA	649,506,366	1,605,346	5,389,278	656,500,990
Total synthetic GICs		2,101,351,672	5,191,034	17,438,713	2,123,981,419
Other benefit-responsive contracts
State Street Bank Loan Wrapper	AA	226,045	—	—	226,045
JPM US Govt MM FD/Capital Shares	Not rated	134,805,135	—	—	134,805,135
Total other benefit-responsive contracts		135,031,180	—	—	135,031,180
Total		$2,236,382,852	$5,191,034	$17,438,713	$2,259,012,599

(a)	The ratings scale is based on JPMorgan Chase Bank, N.A.’s internal ratings, which generally corresponds to ratings as defined by S&P.
The underlying assets associated with the other benefit-responsive contracts are held in notes receivable from participants (via the State Street Bank Loan Wrapper) and common/collective trust funds (via the JPM US Govt MM FD/Capital Shares) as reported in the Statement of Net Assets Available for Benefits.

9. Tax Status and Federal Income Taxes
On July 1, 2004, the Plan received a favorable letter of determination from the IRS stating that it qualified under Section 401(a) of the Internal Revenue Code ("Code"), and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in accordance with the Code to maintain its qualified status. The Plan Administrator believes the Plan has operated in compliance with applicable requirements of the Code.
U.S. GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan Administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2011, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. The Plan Administrator believes that the Plan is no longer subject to income tax examinations for years prior to December 31, 2008.
In accordance with IRS procedures, a request was filed with the IRS to obtain a new letter of determination that states that the Plan is still qualified under Section 401(a) of the Code. Nothing has come to the attention of the Plan Administrator that would preclude the issuance of such a letter.
Participants who are not currently receiving a distribution under the Plan do not pay any U.S. federal income tax on Contributing Employer contributions or income earned by the Trust. When a Participant, or his or her beneficiary or estate, receives a distribution

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

under the Plan, the distribution is generally taxable. The tax treatment of any distribution from the Trust depends on individual circumstances.

10. Net Assets Transferred From Other Plans
During 2010, JPMorgan Chase acquired all or some of the business operations of certain entities and, accordingly, the Plan received a transfer of net assets with a total fair value of $997,523,763. The Plan had no transfers in 2011. The details of the 2010 transfers were as follows:

Description	Amount
Year ended December 31, 2010:
WaMu Savings Plan	$995,689,272
Cazenove Savings Plan	1,834,491
Total	$997,523,763

11. Commitments and Contingencies
The Plan accrues for a litigation-related liability when it is probable that such a liability has been incurred and the amount of the loss can be reasonably estimated. The Trustee of the Plan evaluates its outstanding legal proceedings periodically to assess whether any litigation reserve is required, and makes adjustments to any such reserves, upwards or downwards, as appropriate, based on management's best judgment after consultation with counsel. While the outcome of litigation is inherently uncertain, the Trustee of the Plan believes, in light of all information known to it at December 31, 2011, that there is no outstanding litigation affecting the Plan that would require the establishment of a litigation reserve. There is no assurance that the Plan will not need to establish a reserve, or to adjust the amount of such a reserve, for a litigation-related liability in the future.

12. Risks and Uncertainties
The Plan’s investments include financial instruments which are exposed to various risks such as interest rate, market, credit and country risks. Due to the level of risk associated with certain financial instruments, it is at least reasonably possible that changes in the values of financial instruments will occur in the near term and such changes could materially affect the Participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across 31 (as of December 31, 2011) investment fund elections. Additionally, the investments within each Fund are further diversified into various financial instruments, with the exception of the JPMorgan Chase Common Stock Fund, which invests predominantly in JPMorgan Chase & Co. common stock. The Plan’s exposure to credit risk from synthetic GICs is limited to the fair value of the contract with each counterparty.

13. Plan Termination
JPMorgan Chase reserves the right to amend, modify or terminate the Plan at any time. In the event of termination, the value of Participants’ accounts will be paid in accordance with the provisions of the Plan and the provisions of ERISA.

14. Subsequent Event
The Trustee of the Plan has performed an evaluation of events that have occurred subsequent to December 31, 2011, and through June 28, 2012 (the date these financial statements were available to be issued). There have been no material subsequent events that occurred during such period that would require disclosure or recognition in these financial statements, as of or for the year ended December 31, 2011.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2011 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
COMMON/COLLECTIVE TRUST FUNDS:
	BGI EAFE INDEX FD	31,234,359 UNITS	$814,952,151	$765,241,806
	BLKRCK DEVELOPED REAL ESTATE INDEX FD	7,069,079 UNITS	87,930,685	78,678,849
	BLKRCK DJ-UBS COMMODITY DAILY FD	323,153 UNITS	3,059,954	2,772,655
	BLKRCK EAFE SMALL CAP INDEX NL FD	3,030,885 UNITS	26,908,306	29,762,021
	BLKRCK EMERGING MARKETS	9,114,626 UNITS	177,471,155	150,391,328
	BLKRCK EQUITY INDEX FD	66,278,345 UNITS	1,117,688,457	1,367,985,035
	BLKRCK MSCI EAFE SMALL CAP EQUITY INDEX FD	11,945,996 UNITS	134,358,375	132,361,634
	BLKRCK RUSSELL 1000 GROWTH FD	60,531,574 UNITS	465,390,987	585,945,638
	BLKRCK RUSSELL 1000 INDEX FD	38,482,727 UNITS	566,709,271	540,682,309
	BLKRCK RUSSELL 1000 VALUE FD	24,159,906 UNITS	293,729,213	343,795,457
	BLKRCK RUSSELL 2000 INDEX FD	26,010,154 UNITS	473,432,514	527,746,031
	BLKRCK US DEBT INDEX FD	11,352,841 UNITS	289,136,100	303,347,898
	BLKRCK US TIPS FD	1,051,506 UNITS	18,729,868	20,041,698
*	JPM LIQUIDITY FD	234 UNITS	234	234
*	JPM US GOVT MM FD/CAP SHARES	466,734,861 UNITS	466,734,861	466,734,861
*	JPMAM EMBI GLOBAL FD	987,512 UNITS	43,663,677	44,349,149
	TRUST RECEIPT MISC INCOME	1 UNIT	—	1
	TOTAL COMMON/COLLECTIVE TRUST FUNDS		4,979,895,808	5,359,836,604
EQUITY SECURITIES:
	3M CO	38,400 SHARES	2,903,109	3,138,432
	ABERCROMBIE & FITCH CO	43,945 SHARES	2,619,928	2,146,274
	ACADIA HEALTHCARE CO INC	22,789 SHARES	170,917	227,206
	ACME PACKET INC	51,870 SHARES	3,239,516	1,603,302
	ADECOAGRO	95,326 SHARES	1,096,523	788,346
	ADTRAN INC	51,606 SHARES	1,651,740	1,556,437
	AGCO CORP	37,104 SHARES	1,194,533	1,594,359
	AGILENT TECHNOLOGIES INC	94,005 SHARES	3,802,128	3,283,595
	AIR LIQUIDEL	23,389 SHARES	2,974,691	2,902,345
	AIR METHODS CORP	39,051 SHARES	1,486,583	3,297,857
	AKZO NOBEL	95,239 SHARES	5,989,346	4,618,985
	ALLEGHENY TECHNOLOGIES INC	113,300 SHARES	5,424,434	5,415,740
	ALLIANCE DATA SYSTEM	21,295 SHARES	1,718,818	2,211,273
	ALLIANCE DATA SYSTEM	28,558 SHARES	1,925,456	2,965,463
	ALLSTATE CORP	61,600 SHARES	1,915,779	1,688,456
	ALLY FINANCIAL INC	490 SHARES	147,490	351,254
	ALTERA CORP	193,895 SHARES	5,489,175	7,193,505
	AMAZON COM INC	15,225 SHARES	3,049,181	2,635,448
	AMC NETWORKS INC	13,200 SHARES	280,571	496,056
	AMERICAN EXPRESS CO	23,295 SHARES	1,091,539	1,098,825
	AMERICAN EXPRESS CO	51,550 SHARES	1,610,403	2,431,614
	AMERICAN TOWER CORP	203,800 SHARES	6,051,437	12,230,038
	AMERIGRP CORP	33,535 SHARES	1,199,717	1,981,248
	AMERIPRISE FINANCIAL INC	21,800 SHARES	933,556	1,082,152
	AMERIPRISE FINANCIAL INC	57,030 SHARES	2,670,792	2,830,969
	AMETEK INC	50,705 SHARES	2,099,661	2,134,681
	AMGEN INC	30,750 SHARES	1,609,461	1,974,458
	ANADARKO PETROLEUM CORP	43,015 SHARES	3,063,305	3,283,335

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2011 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	ANALOG DEVICES INC	80,940 SHARES	2,320,363	2,896,033
	ANIXTER INT'L INC	39,722 SHARES	1,559,848	2,369,020
	APPLE INC	33,765 SHARES	7,475,344	13,674,825
	ARIBA INC	23,296 SHARES	617,686	654,152
	ASTORIA FINANCIAL CORP	324,900 SHARES	6,907,130	2,758,401
	AT&T INC	137,700 SHARES	3,794,177	4,164,048
	ATMI INC	116,628 SHARES	2,484,718	2,336,059
	AUTODESK INC	100,400 SHARES	3,654,887	3,045,132
	AVIVA	503,627 SHARES	4,775,590	2,354,322
	AVON PRODUCTS INC	70,200 SHARES	1,877,647	1,226,394
	AXA	167,871 SHARES	4,209,276	2,189,024
	B & G FOODS HLDGS	89,374 SHARES	904,925	2,151,232
	BAKER HUGHES INC	46,250 SHARES	2,760,828	2,249,600
	BALFOUR BEATTY	535,150 SHARES	2,654,124	2,202,280
	BANCO SANTANDER	214,506 SHARES	2,511,905	1,634,566
	BANK OF AMERICA CORP	519,300 SHARES	10,284,093	2,887,308
	BANK OF THE OZARKS	60,031 SHARES	999,620	1,778,719
	BARCLAYS	737,564 SHARES	3,364,755	2,017,970
	BARD(C.R.) INC	45,200 SHARES	3,129,432	3,864,600
	BAYER AG	35,952 SHARES	2,129,336	2,305,552
	BEAM INC	16,600 SHARES	694,224	850,418
	BERRY PETROLEUM CORP	34,720 SHARES	1,326,333	1,458,934
	BIG LOTS INC	49,956 SHARES	1,396,137	1,886,339
	BILL BARRETT CORP	22,295 SHARES	922,433	759,591
	BIOMARIN PHARMACEUTICAL	64,350 SHARES	1,509,184	2,212,353
	BIO-REFERENCE LABORATORIES INC	85,803 SHARES	1,883,247	1,396,015
	BLACKROCK INC	17,740 SHARES	3,090,714	3,161,978
	BLOCK(H & R) INC	82,700 SHARES	1,492,552	1,350,491
	BMC SOFTWARE INC	50,165 SHARES	1,888,750	1,644,409
	BNP PARIBAS	47,326 SHARES	3,577,808	1,864,590
	BOEING CO	15,000 SHARES	1,046,699	1,100,250
	BOEING CO	30,410 SHARES	1,835,297	2,230,574
	BORG-WARNER INC	116,000 SHARES	3,682,828	7,393,840
	BOSTON PROPERTIES INC	56,200 SHARES	4,273,778	5,597,520
	BP	281,503 SHARES	1,978,595	2,014,613
	BRITISH AMERICAN TOBACCO	121,200 SHARES	4,113,770	5,755,246
	BROADCOM CORP	92,670 SHARES	3,609,878	2,720,791
	BRUKER CORP	69,739 SHARES	860,807	866,158
	CABLEVISION SYSTEMS CORP	45,900 SHARES	644,280	652,698
	CADENCE DESIGN SYSTEMS INC	155,630 SHARES	1,354,884	1,618,552
	CANADIAN PACIFIC RAILWAYS	29,550 SHARES	1,700,234	1,999,649
	CARRIZO OIL & GAS INC	48,275 SHARES	1,451,321	1,272,046
	CASTLE(A.M.)& CO	90,085 SHARES	1,261,454	852,204
	CATALYST HEALTH SOLUTIONS INC	38,030 SHARES	2,031,063	1,977,560
	CATERPILLAR INC	13,765 SHARES	921,114	1,247,109
	CAVIUM INC	62,210 SHARES	1,726,487	1,768,630
	CENTENE CORP	38,975 SHARES	957,056	1,543,020
	CH ROBINSON WORLDWIDE INC	12,775 SHARES	908,513	891,440

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2011 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	CHATHAM LODGING TRUST	62,777 SHARES	1,184,742	676,736
	CHEESECAKE FACTORY	51,814 SHARES	1,352,165	1,520,741
	CHESAPEAKE ENERGY CORP	159,100 SHARES	5,636,524	3,546,339
	CHEVRON CORP	58,550 SHARES	3,803,170	6,229,720
	CHICAGO BRIDGE & IRON CO	68,765 SHARES	1,095,528	2,599,317
	CHINA ENERGY SAVINGS TECH INC	400 SHARES	—	32
	CINEMARK HOLDINGS INC	66,543 SHARES	1,306,159	1,230,380
	CISCO SYSTEMS INC	115,000 SHARES	1,981,056	2,079,200
	CITIGRP INC	10,400 SHARES	1,383,725	273,624
	CITRIX SYSTEMS INC	69,690 SHARES	4,349,828	4,231,577
	CLEAN HARBORS INC	24,831 SHARES	850,532	1,582,480
	COACH INC	44,645 SHARES	1,664,651	2,725,131
	COGNIZANT TECH SOLUTIONS CORP	31,015 SHARES	1,693,593	1,994,575
	COLFAX CORP	76,526 SHARES	1,156,797	2,179,460
	COMCAST CORP	55,600 SHARES	1,249,289	1,318,276
	COMMVAULT SYSTEMS INC	48,962 SHARES	1,027,528	2,091,657
	COMPASS MINERALS INT'L INC	11,984 SHARES	913,726	825,098
	COMPLETE PROD SERVICES INC	51,681 SHARES	1,536,837	1,734,414
	CONSOL ENERGY INC	49,380 SHARES	2,228,817	1,812,246
	CORPORATE EXECUTIVE BOARD CO	73,441 SHARES	1,829,352	2,798,102
	COVANCE INC	90,900 SHARES	4,693,914	4,155,948
	COVIDIEN PLC	41,365 SHARES	1,817,167	1,861,839
	COVIDIEN PLC	44,350 SHARES	1,737,960	1,996,194
	CREXUS INVESTMENT CORP	111,738 SHARES	1,304,385	1,159,840
	CSX CORP	355,800 SHARES	4,292,340	7,493,148
	CUMMINS INC	133,500 SHARES	4,100,338	11,750,670
	CUMMINS INC	34,760 SHARES	2,361,626	3,059,575
	CYBER-CARE INC	12,250 SHARES	—	1,838
	DARDEN RESTAURANTS INC	112,800 SHARES	4,468,596	5,141,424
	DARLING INTL INC	129,691 SHARES	1,294,195	1,723,593
	DECKERS OUTDOOR CORP	22,416 SHARES	1,930,798	1,693,977
	DELL INC	88,500 SHARES	1,452,937	1,294,755
	DEUTSCHE POST	211,263 SHARES	4,123,569	3,258,103
	DOUGLAS EMMETT INC	29,053 SHARES	475,225	529,927
	DR HORTON INC	396,800 SHARES	9,819,305	5,003,648
	DRESSER RAND GRP	55,601 SHARES	1,931,088	2,775,046
	EASTMAN CHEMICAL CO	136,600 SHARES	3,785,525	5,335,596
	EATON CORP	44,300 SHARES	1,487,551	1,928,379
	EATON VANCE CORP	154,100 SHARES	4,417,091	3,642,924
	EATON VANCE CORP	55,644 SHARES	1,697,373	1,315,424
	EBAY INC	222,230 SHARES	6,148,044	6,740,236
	EDWARDS LIFESCIENCES CORP	30,170 SHARES	2,654,578	2,133,019
	EMC CORP	214,005 SHARES	4,095,012	4,609,668
	ENAGAS SA	148,621 SHARES	2,824,354	2,757,003
	ENSCO PLC	50,560 SHARES	2,572,917	2,372,275
	ENTERGY CORP	33,550 SHARES	2,466,300	2,450,828
	EOG RESOURCES INC	18,960 SHARES	1,961,198	1,867,750
	EQT CORP	12,900 SHARES	497,948	706,791

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2011 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	EURASIAN NATRL RESOURCES CORP	162,986 SHARES	2,501,889	1,609,700
	EVERCORE PARTNERS INC	45,415 SHARES	1,502,076	1,208,947
	EXELIS INC	73,107 SHARES	767,265	661,618
	EXELON CORP	69,150 SHARES	2,956,574	2,999,035
	EXPRESS INC	104,360 SHARES	1,955,258	2,080,938
	EXPRESS SCRIPTS INC	238,824 SHARES	6,052,480	10,673,045
	EXXON MOBIL CORP	62,200 SHARES	3,953,175	5,272,072
	F5 NETWORK INC	20,555 SHARES	2,269,715	2,181,297
	FIFTH THIRD BANCORP	110,400 SHARES	2,050,926	1,404,288
	FINISAR CORP	68,029 SHARES	1,478,988	1,139,146
	FIRST POTOMAC REALTY TRUST	148,754 SHARES	2,340,478	1,941,240
	FIRSTMERIT CORP	127,903 SHARES	2,053,070	1,935,172
	FLEXTRONICS INT'L	693,400 SHARES	4,973,359	3,924,644
	FLUSHING FINANCIAL CORP	77,063 SHARES	952,847	973,306
	FOSSIL INC	23,965 SHARES	1,952,190	1,901,862
	FREEPORT-MCMORN CPPR & GLD INC	30,505 SHARES	1,348,053	1,122,279
	FTI CONSULTING INC	58,513 SHARES	2,236,703	2,482,121
	GATX CORP	110,100 SHARES	4,482,924	4,806,966
	GEMALTO	50,477 SHARES	1,941,459	2,462,494
	GENERAL ELECTRIC CO	194,000 SHARES	5,738,564	3,474,540
	GENERAL MOTORS CO	93,138 SHARES	2,965,544	1,887,907
	GENESEE & WYOMING INC	25,037 SHARES	943,769	1,516,741
	GILEAD SCIENCES INC	47,040 SHARES	1,861,479	1,925,347
	GIVAUDAN AG	3,477 SHARES	3,092,406	3,327,895
	GLOBAL PAYMENTS INC	95,500 SHARES	4,023,901	4,524,790
	GOLDMAN SACHS GRP INC	10,050 SHARES	1,160,726	908,821
	GOODRICH CORP	73,600 SHARES	5,010,234	9,104,320
	GOOGLE INC	1,850 SHARES	1,122,613	1,194,915
	GRACO INC	29,348 SHARES	1,246,242	1,200,040
	GREAT LAKES DREDGE & DCK CORP	151,965 SHARES	1,012,475	844,925
	GREEN MTN COFFEE ROASTERS INC	110,320 SHARES	4,208,939	4,947,852
	HARLEY DAVIDSON	71,790 SHARES	2,084,062	2,790,477
	HARRIS CORP	24,338 SHARES	1,043,590	877,142
	HARSCO CORP	149,000 SHARES	5,171,584	3,066,420
	HASEKO CORP	457,590 SHARES	778,918	303,315
	HEARTLAND EXPRESS INC	222,451 SHARES	3,451,669	3,178,825
	HECLA MINING CO	178,000 SHARES	1,315,968	930,940
	HELIX ENERGY SOLUTIONS GRP INC	237,300 SHARES	6,017,443	3,749,340
	HERSHA HOSPITALITY TRUST	294,978 SHARES	1,791,987	1,439,493
	HEWLETT-PACKARD CO	32,000 SHARES	1,296,306	824,320
	HITTITE MICROWAVE CORP	28,619 SHARES	1,160,997	1,413,206
	HOLOGIC INC	102,275 SHARES	2,184,198	1,790,835
	HONDA MOTOR CO	122,029 SHARES	4,187,473	3,723,994
	HONEYWELL INT'L INC	29,400 SHARES	855,930	1,597,890
	HSBC HLDGS	389,500 SHARES	4,545,024	2,958,888
	HUB GRP INC	30,089 SHARES	728,780	975,786
	HUNT(J.B.)TRANSPORT SERVICES INC	37,545 SHARES	1,692,017	1,692,153
	HURON CONSULTING GRP INC	34,650 SHARES	1,038,700	1,342,341

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2011 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	IDEX CORP	40,339 SHARES	1,445,093	1,496,980
	ILLINOIS TOOL WORKS INC	39,305 SHARES	1,543,054	1,835,937
	ILLINOIS TOOL WORKS INC	56,300 SHARES	2,649,981	2,629,773
	INGERSOLL-RAND PLC	29,700 SHARES	858,061	904,959
	INSULET CORPORATION	71,134 SHARES	1,122,406	1,339,453
	INTEGRYS ENERGY GRP INC	79,500 SHARES	3,819,381	4,307,310
	INTERCONTINENTAL EXCHANGE INC	57,700 SHARES	3,653,666	6,955,735
	INT'L BUS MACH CORP	17,075 SHARES	1,683,847	3,139,751
	INT'L GAME TECH	219,600 SHARES	5,098,156	3,777,120
	INT'L PAPER CO	83,000 SHARES	2,572,176	2,456,800
	INT'L RECTIFIER CORP	172,500 SHARES	4,928,713	3,349,950
	INTREPID POTASH INC	39,913 SHARES	1,103,624	903,231
	INTUIT INC	148,700 SHARES	5,362,189	7,820,133
	JEFFERIES GRP INC	231,300 SHARES	5,426,655	3,180,375
	JGC CORP	175,000 SHARES	3,336,852	4,203,275
	JOHNSON & JOHNSON	52,300 SHARES	3,214,172	3,429,834
	JOHNSON CONTROLS INC	114,830 SHARES	3,379,540	3,589,586
	JOY GLOBAL INC	107,700 SHARES	5,968,556	8,074,269
	JOY GLOBAL INC	30,710 SHARES	2,276,514	2,302,329
*	JPMORGAN CHASE & CO	68,175,776 SHARES	2,579,702,440	2,266,844,552
	JUNIPER NETWORKS	134,910 SHARES	3,736,908	2,753,513
	KDDI CORPORATION	411 SHARES	2,446,510	2,644,203
	KELLOGG CO	31,050 SHARES	1,553,509	1,570,198
	KEYCORP	184,000 SHARES	1,088,663	1,414,960
	KEYCORP	696,100 SHARES	5,280,588	5,353,009
	KIMBERLY-CLARK CORP	16,350 SHARES	999,989	1,202,706
	KODIAK OIL & GAS CORP	115,028 SHARES	899,421	1,092,766
	KOHLS CORP	33,100 SHARES	1,582,057	1,633,485
	KORN-FERRY INT'L	68,238 SHARES	1,265,717	1,164,140
	L INT'L COMPUTERS INC	21,600 SHARES	—	2
	LAREDO PETROLEUM HLDGS INC	8,818 SHARES	152,437	196,641
	LAS VEGAS SANDS CORP	43,240 SHARES	1,976,205	1,847,645
	LEGRAND PROMESSE	107,814 SHARES	4,180,035	3,477,975
	LIBERTY MEDIA CORP-LIBERTY CAP	8,945 SHARES	496,084	698,157
	LIFEPOINT HOSPITALS INC	38,415 SHARES	1,195,232	1,427,117
	LINDE AG	26,750 SHARES	3,139,152	3,991,698
	LOCKHEED MARTIN CORP	10,950 SHARES	803,249	885,855
	LOWES COMPANIES INC	71,130 SHARES	1,794,622	1,805,279
	LOWES COMPANIES INC	90,900 SHARES	1,933,140	2,307,042
	LUMOS NETWORKS CORP	64,844 SHARES	846,632	994,707
	MADISON SQUARE GARDEN CO	15,900 SHARES	268,501	455,376
	MAP PHARMACEUTICALS INC	118,604 SHARES	1,782,737	1,562,015
	MARSH & MCLENNAN COS INC	100,200 SHARES	2,922,074	3,168,324
	MASCO CORP	265,900 SHARES	5,542,249	2,786,632
	MATTEL INC	273,900 SHARES	5,648,497	7,603,464
	MERCK & CO INC	111,500 SHARES	3,419,374	4,203,550
	METLIFE INC	27,200 SHARES	1,166,724	848,096

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2011 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	MFA FINANCIAL INC	391,488 SHARES	2,901,492	2,630,799
	MGM RESORTS INT'L	118,730 SHARES	1,607,555	1,238,354
	MICHAEL PAGE INT'L	276,920 SHARES	1,246,272	1,501,100
	MICROSOFT CORP	159,900 SHARES	4,058,773	4,151,004
	MID-AMERICA APT COMMUNITIES	17,801 SHARES	899,303	1,113,453
	MOBILE MINI	81,734 SHARES	1,747,051	1,426,258
	MONSANTO CO	63,730 SHARES	3,963,373	4,465,561
	MONSTER WORLDWIDE INC	39,868 SHARES	677,362	316,153
	MOOG INC	52,091 SHARES	1,886,010	2,288,358
	MORGAN STANLEY	200,400 SHARES	5,204,669	3,032,052
	MOSAIC CO	23,780 SHARES	1,563,299	1,199,225
	MUNCHENER RUCKVERSICHERUNGS	27,651 SHARES	3,867,475	3,402,142
	MURPHY OIL CORP	46,950 SHARES	2,451,575	2,616,993
	MWI VETERINARY SUPPLY INC	31,787 SHARES	1,138,105	2,111,928
	NABORS INDUSTRIES	229,400 SHARES	4,526,616	3,977,796
	NATIONAL OILWELL VARCO INC	48,665 SHARES	2,497,692	3,308,733
	NETAPP INC	75,110 SHARES	1,842,508	2,724,240
	NETGEAR INC	78,986 SHARES	1,540,550	2,651,560
	NEWFIELD EXPLORATION CO	195,500 SHARES	10,315,511	7,376,215
	NEWS CORP	216,260 SHARES	3,183,661	3,858,078
	NII HOLDINGS INC	75,900 SHARES	3,183,764	1,616,670
	NISOURCE INC	32,100 SHARES	653,043	764,301
	NORTHERN TRUST CORP	81,600 SHARES	5,186,100	3,236,256
	NOVARTIS AG	95,579 SHARES	4,778,222	5,488,816
	NOWAUTO INC	12,999 SHARES	—	1
	NRG ENERGY INC	92,200 SHARES	1,975,722	1,670,664
	NTELOS HLDGS CORP	64,297 SHARES	1,574,308	1,310,373
	NUCOR CORP	22,100 SHARES	940,313	874,497
	OCCIDENTAL PETROLEUM CORP	10,700 SHARES	900,302	1,002,590
	OCEANFIRST FINANCIAL CORP	84,707 SHARES	921,719	1,107,121
	OMNOVA SOLUTIONS INC	101,513 SHARES	754,242	467,975
	ONEOK INC	85,100 SHARES	4,244,404	7,377,319
	OPAP SA	128,629 SHARES	3,018,707	1,140,472
	ORACLE CORP	229,965 SHARES	5,555,051	5,898,602
	ORBCOMM INC	192,952 SHARES	1,321,287	576,926
	PACCAR INC	8,705 SHARES	328,549	326,176
	PANAMERSA CORP	395,000 SHARES	—	39
	PATRIOT COAL CORP	62,860 SHARES	1,322,287	532,424
	PEPSICO INC	22,350 SHARES	1,447,759	1,482,922
	PETROFAC	106,319 SHARES	2,416,381	2,380,969
	PFIZER INC	222,400 SHARES	4,232,258	4,812,736
	PINNACLE ENTERTAINMENT INC	160,531 SHARES	1,807,864	1,630,995
	PLEXUS CORP	55,575 SHARES	1,552,162	1,521,643
	POSTNL	467,273 SHARES	4,698,118	1,492,212
	POWER INTEGRATIONS INC	75,706 SHARES	2,311,904	2,510,411
	PRECISION CASTPARTS CORP	4,430 SHARES	494,657	730,020
	PRICELINE.COM INC	6,470 SHARES	1,703,262	3,026,084
	PROCTER & GAMBLE CO	32,450 SHARES	1,830,565	2,164,739

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2011 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	PROGRESSIVE CORP	266,700 SHARES	4,565,002	5,203,317
	PROSPERITY BANCSHARES INC	48,181 SHARES	1,720,236	1,944,103
	PROTECTIVE LIFE CORP	108,496 SHARES	2,197,578	2,447,670
	PULTE GRP INC	661,400 SHARES	10,053,622	4,173,434
	QUALCOMM INC	80,710 SHARES	3,688,803	4,414,837
	RALPH LAUREN CORP	3,460 SHARES	314,604	477,757
	RAYMOND JAMES FINANCIAL INC	151,400 SHARES	4,013,455	4,687,344
	RAYTHEON CO	32,100 SHARES	1,414,685	1,552,998
	RBC BEARINGS INC	92,429 SHARES	2,641,239	3,854,289
	REED ELSEVIER	497,337 SHARES	6,887,067	5,815,082
	REINS GRP OF AMERICA	85,100 SHARES	4,885,623	4,446,475
	RELIANCE STEEL & ALUMINIUM	44,901 SHARES	2,134,356	2,186,230
	REXAM	460,234 SHARES	2,113,645	2,523,401
	RIO TINTO	62,274 SHARES	3,133,047	3,031,293
	ROCHE HLDG	21,273 SHARES	2,957,023	3,621,711
	ROLLS-ROYCE HLDGS	31,095,245 SHARES	2,917,482	4,178,099
	ROSETTA RESOURCES INC	60,525 SHARES	2,486,117	2,632,837
	ROVI CORP	37,130 SHARES	1,751,691	912,655
	ROYAL DUTCH SHELL	40,000 SHARES	2,456,154	2,923,600
	RUDDICK CORP	60,803 SHARES	1,797,501	2,592,640
	RYANAIR HLDGS	74,300 SHARES	2,007,337	2,069,998
	SAGENT PHARMACEUTICALS INC	40,382 SHARES	906,031	848,022
	SALESFORCE.COM INC	7,440 SHARES	1,047,698	754,862
	SALIX PHARMACEUTICALS LTD	28,800 SHARES	993,972	1,378,080
	SANKYO CO	24,579 SHARES	1,272,745	1,244,284
	SANOFI	66,727 SHARES	5,109,543	4,915,779
	SAP AG	30,911 SHARES	1,571,408	1,639,193
	SBA COMMUNICATIONS	56,454 SHARES	1,368,318	2,425,264
	SCHLUMBERGER	62,945 SHARES	3,293,515	4,299,772
	SCOTTS MIRACLE-GRO CO	87,000 SHARES	4,023,326	4,062,030
	SEMBCORP INDUSTRIES	177,000 SHARES	628,080	552,848
	SEMBCORP MARINE	687,000 SHARES	2,796,964	2,023,939
	SERVICESOURCE INTL INC	42,854 SHARES	610,462	672,379
	SHIN-ETSU CHEMICAL CO	33,500 SHARES	1,644,225	1,650,182
	SIEMENS AG	44,946 SHARES	4,876,794	4,314,151
	SINGAPORE AIRLINES	302,000 SHARES	2,565,620	2,366,344
	SIRIUS XM RADIO INC	1,036,520 SHARES	1,955,465	1,886,466
	SKANDINAVISKA ENSKILDA BANKEN	361,764 SHARES	2,171,883	2,115,607
	SKYWORKS SOLUTIONS INC	70,840 SHARES	2,278,913	1,149,025
	SLM CORP	91,200 SHARES	929,071	1,222,080
	SMC CORP	19,400 SHARES	2,677,496	3,131,635
	SMURFIT KAPPA GRP	16,380 SHARES	159,958	99,301
	SMURFIT KAPPA GRP	190,784 SHARES	3,780,452	1,157,221
	SNAM RETE GAS	350,054 SHARES	1,713,039	1,547,763
	SNAP-ON INC	82,400 SHARES	2,892,172	4,171,088
	SOLARWINDS INC	41,897 SHARES	801,472	1,171,021
	SONY FINANCIAL HOLDINGS INC	273,900 SHARES	4,675,431	4,036,946
	SOUTHWEST AIRLINES CO	273,300 SHARES	3,038,003	2,339,448

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2011 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	SPECTRA ENERGY CORP	99,600 SHARES	1,831,592	3,062,700
	SPORTS CONCEPTS INC	1,400 SHARES	—	14
	SPRINT NEXTEL CORP	317,500 SHARES	3,181,408	742,950
	ST JOE CO	55,200 SHARES	1,618,264	809,232
	STANCORP FINANCIAL GRP	48,803 SHARES	2,007,947	1,793,510
	STARBUCKS CORP	47,670 SHARES	1,329,368	2,193,297
	STATE STREET CORP	40,000 SHARES	2,020,841	1,612,400
	SYMETRA FINANCIAL CORP	173,394 SHARES	2,194,199	1,572,684
	SYNOPSYS INC	187,100 SHARES	4,317,835	5,089,120
	TE CONNECTIVITY LT	41,100 SHARES	1,223,116	1,266,291
	TECHNIP	34,489 SHARES	2,166,237	3,251,335
	TECNICAS REUNIDAS	54,290 SHARES	3,040,843	1,956,782
	TELEDYNE TECHNOLOGIES INC	51,986 SHARES	2,204,449	2,851,432
	TESCO	412,396 SHARES	2,420,588	2,585,730
	TEXAS INSTRUMENTS INC	5,135 SHARES	111,116	149,480
	TEXAS ROADHOUSE	83,500 SHARES	1,055,636	1,244,150
	THERMO FISHER SCIENTIFIC INC	34,350 SHARES	1,609,401	1,544,719
	THOMAS PROPERTIES GRP INC	72,966 SHARES	450,876	242,977
	TIBCO SOFTWARE INC	45,930 SHARES	923,892	1,098,186
	TIME WARNER CABLE INC	41,900 SHARES	2,174,764	2,663,583
	TIME WARNER INC	104,200 SHARES	3,511,203	3,765,785
	TJX COS INC	142,900 SHARES	3,779,711	9,224,195
	TNT EXPRESS	153,558 SHARES	2,524,847	1,150,997
	TOKYO ELECTRON	28,700 SHARES	1,037,477	1,460,365
	TOTAL S.A	63,600 SHARES	3,986,959	3,250,596
	TOYOTA MOTOR CORP	124,800 SHARES	4,771,851	4,160,541
	TW TELECOM INC	114,973 SHARES	1,953,921	2,228,177
	U.S.GOLD CORP	173,075 SHARES	1,289,709	581,532
	UBS AG	255,331 SHARES	4,109,938	3,052,722
	UNION PACIFIC CORP	30,350 SHARES	1,438,436	3,215,279
	UNITED NATURAL FOODS INC	53,143 SHARES	1,607,738	2,126,251
	UNITED STATES STEEL CORP	17,800 SHARES	627,349	470,988
	UNITEDHEALTH GRP INC	42,010 SHARES	1,958,702	2,129,067
	UNIVEST CORP OF PA	19,948 SHARES	353,738	292,039
	URS CORP	108,400 SHARES	3,658,827	3,807,008
	US BANCORP DELAWARE	145,600 SHARES	3,058,937	3,938,480
	VAIL RESORTS INC	53,701 SHARES	2,095,381	2,274,774
	VALIDUS HOLDING LTD	32,580 SHARES	846,701	1,026,270
	VALSPAR CORP	174,000 SHARES	4,577,348	6,780,780
	VANGUARD HEALTH SYSTEMS INC	59,941 SHARES	1,088,768	612,597
	VERA BRADLEY INC	33,995 SHARES	1,287,694	1,096,339
	VERISIGN	50,765 SHARES	1,545,604	1,813,326
	VINCI	22,631 SHARES	1,227,903	991,816
	VITACOST.COM INC	112,826 SHARES	934,597	701,778
	VMWARE INC	11,500 SHARES	942,346	956,685
	VODAFONE GRP	1,278,469 SHARES	3,046,568	3,554,508
	VULCAN MATERIALS CO	48,200 SHARES	2,057,657	1,896,670
	WADDELL & REED FINL INC	68,203 SHARES	2,335,148	1,689,388

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2011 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	WAL-MART STORES INC	33,300 SHARES	1,612,142	1,990,008
	WALT DISNEY CO	69,280 SHARES	2,833,338	2,598,000
	WALTER ENERGY INC	14,430 SHARES	1,699,142	873,881
	WARNACO GRP INC	22,651 SHARES	918,034	1,133,456
	WASTE CONNECTIONS INC	68,078 SHARES	1,495,786	2,256,105
	WATCHIT TECHNOLOGIES INC	50,397 SHARES	—	15
	WELLS FARGO & CO	69,800 SHARES	1,848,594	1,923,688
	WESTERN UNION CO	116,600 SHARES	1,664,837	2,129,116
	WEYERHAEUSER CO	122,300 SHARES	2,685,880	2,283,341
	WHITE MOUNTAINS INS GRP	8,434 SHARES	2,796,472	3,824,482
	WHITING PETROLEUM CORP	100,600 SHARES	5,809,551	4,697,014
	WILEY(JOHN)& SONS INC	44,894 SHARES	1,830,174	1,993,294
	WOODWARD INC	63,096 SHARES	1,999,699	2,582,519
	WRIGHT EXPRESS CORP	34,214 SHARES	1,160,194	1,857,136
	WW OIL AND GAS INC	284 SHARES	—	2
	XILINX INC	208,600 SHARES	6,156,471	6,687,716
	YUE YUEN INDUSTRIAL HLDGS	931,500 SHARES	1,870,074	2,944,445
	YUM BRANDS INC	153,500 SHARES	3,954,981	9,058,035
	ZURICH FINANCIAL SERVICES	13,235 SHARES	2,939,938	3,007,633
	TOTAL EQUITY SECURITIES		3,502,389,477	3,221,357,832
SYNTHETIC GUARANTEED INVESTMENT CONTRACTS:
*	JPMAM/AIG	0.00% 12/31/2049 618,627,974	618,627,974	625,798,641
*	JPMAM/BANK OF AMERICA	# 01-001/10051-5 673,628,817	673,628,817	681,437,012
*	JPMAM/STATE STREET BANK	# 101004/10051-5 714,082,045	714,082,045	722,359,143
	TOTAL GUARANTEED INVESTMENT CONTRACTS		2,006,338,836	2,029,594,796
REGISTERED INVESTMENT COMPANIES (MUTUAL FUNDS):
*	JPM US EQUITY FDS	26,369,304 UNITS	407,976,972	358,886,228
*	JPM TR I SMALL CAP CORE FD	10,252,936 UNITS	393,543,835	354,956,645
*	JPM TR II CORE BD FD	33,990,069 UNITS	372,637,762	402,442,416
*	JPM MID CAP GROWTH FD	15,360,972 UNITS	259,184,872	300,767,841
	PIMCO FDS PAC INVT MGMT	1,485,084 UNITS	15,395,576	15,222,114
	PIMCO FDS PAC INVT MGMT	381,944 UNITS	3,023,158	2,035,759
	TOTAL REGISTERED INVESTMENT COMPANIES (MUTUAL FUNDS)		1,451,762,175	1,434,311,003
CORPORATE DEBT SECURITIES:
	ADS TACTICAL INC	11.00% 04/01/2018 2,368,000	2,624,040	2,344,320
	AES CORP	8.00% 10/15/2017 89,000	93,768	97,900
	AES CORP	8.00% 06/01/2020 2,360,000	2,550,600	2,596,000
	AES CORP	7.38% 07/01/2021 204,000	207,360	219,810
	AES CORP	7.75% 03/2014 105,000	97,650	113,400
	AES CORP	8.00% 10/15/2017 960,000	888,000	1,056,000
	AES CORP	7.75% 10/15/2015 580,000	533,600	630,750
	AES CORP	8.00% 06/01/2020 200,000	177,000	220,000
	AIR MEDICAL	9.25% 11/01/2018 920,000	989,000	947,600
	ALLISON TRANS	11.00% 11/01/2015 996,000	1,060,740	1,050,780
	ALLISON TRANS	7.13% 05/15/2019 775,000	763,500	759,500
	ALLY AUTO RECEIVABLES TR	0.71% 02/15/2013 279,141	279,124	279,169
	ALLY AUTO RECEIVABLES TR	2.33% 06/17/2013 347,616	349,583	349,309

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2011 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	ALLY AUTO RECEIVABLES TR	1.98% 10/15/2013 3,863,835	3,890,534	3,882,150
	ALLY AUTO RECEIVABLES TR	0.71% 02/15/2013 418,711	418,882	418,754
	ALLY AUTO RECEIVABLES TR	0.80% 03/15/2013 477,842	478,268	477,949
	ALLY AUTO RECEIVABLES TR	0.81% 10/15/2013 1,694,339	1,696,095	1,695,218
	ALLY FINANCIAL INC	8.00% 11/01/2031 1,961,000	1,058,222	1,892,365
	ALLY FINANCIAL INC	7.50% 12/31/2013 308,000	190,315	316,470
	ALLY FINANCIAL INC	8.00% 12/31/2018 65,000	24,587	63,863
	ALLY FINANCIAL INC	8.00% 03/15/2020 6,305,000	6,686,368	6,462,625
	ALLY FINANCIAL INC	7.50% 09/15/2020 1,013,000	1,002,870	1,023,130
	ALLY FINANCIAL INC	VAR 02/11/2014 900,000	900,000	850,617
	ALPHA NATURAL RESOURCES	6.00% 06/01/2019 180,000	167,400	174,600
	ALPHA NATURAL RESOURCES	6.25% 06/01/2021 1,520,000	1,584,600	1,474,400
	ALTRA HOLDINGS INC	8.13% 12/01/2016 375,000	405,469	398,438
	AMC ENTERTAINMENTS INC	8.75% 06/01/2019 1,840,000	1,964,200	1,904,400
	AMC NETWORKS INC	7.75% 07/15/2021 2,800,000	2,933,000	3,045,000
	AMERICAN EXPRESS CO	VAR 09/01/2066 40,000	21,717	39,800
	AMERICAN EXPRESS CREDIT ACCT MSTR TR	VAR 01/15/2015 3,500,000	3,497,336	3,500,133
	AMERICAN EXPRESS CREDIT ACCT MSTR TR	VAR 12/15/2014 7,245,000	7,294,204	7,280,479
	AMERICAN HONDA FINANCE	VAR 04/13/2012 1,000,000	1,000,000	998,510
	AMERICAN HONDA FINANCE	VAR 06/29/2012 3,700,000	3,700,000	3,698,909
	AMERICAN HONDA FINANCE	VAR 12/19/2012 1,000,000	1,000,000	1,000,937
	AMERICAN HONDA FINCL CORP	ZERO CPN 01/18/2012 8,000,000	7,999,169	7,999,042
	AMERICAN INTL GROUP	5.45% 05/18/2017 4,100,000	3,470,500	3,918,124
	AMERICAN RENAL HLDGS INC	8.38% 05/15/2018 1,103,000	1,110,825	1,158,150
	AMERICAN RENAL HLDGS INC	9.75% 03/01/2016 1,051,625	1,085,438	1,070,028
	AMERIGROUP CORP	7.50% 11/15/2019 123,000	124,345	126,690
	AMKOR TECHNOLOGY INC	7.38% 05/01/2018 540,000	531,900	552,150
	AMKOR TECHNOLOGY INC	6.63% 06/01/2021 2,000,000	1,970,000	1,925,000
	AMSTED INDUSTRIES	8.13% 03/15/2018 1,490,000	1,592,713	1,579,400
	ANTERO RESOURCES FINANCE	9.38% 12/01/2017 65,000	69,875	70,200
	ANTERO RESOURCES FINANCE	7.25% 08/01/2019 163,000	165,625	167,075
	ANZ NATIONAL (INT'L) LTD	2.38% 12/21/2012 2,100,000	2,119,549	2,136,250
	AOL TIME WARNER INC	7.63% 04/15/2031 84,000	85,995	108,434
	AOL TIME WARNER INC	7.70% 05/01/2032 670,000	691,737	874,139
	ARAMARK HOLDINGS CORP	VAR 05/01/2016 456,000	471,390	469,680
	ARCH COAL INC	7.00% 06/15/2019 800,000	816,000	816,000
	ARCH COAL INC	7.25% 06/15/2021 2,280,000	2,388,300	2,342,700
	ARCHER DANIELS MIDLAND CO	0.47% 08/13/2012 3,850,000	3,853,988	3,856,183
	ARD FINANCE PIK VAR BDS	VAR 06/01/2018 805,328	836,528	688,555
	ARDAGH PACKAGING FINANCE	7.38% 10/15/2017 1,902,000	1,955,493	1,921,020
	ARDAGH PACKAGING FINANCE	9.13% 10/15/2020 690,000	738,475	683,100
	ASIF GLOBAL FINANCING	4.90% 01/17/2013 113,000	95,279	113,944
	ATLANTIC POWER CORP	9.00% 11/15/2018 808,000	787,566	810,020
	AUST & NEW ZEAL CORP	ZERO CPN 06/22/2012 2,000,000	1,994,618	1,996,970
	AVIS BUDGET CAR RENTAL	9.75% 03/15/2020 1,348,000	1,348,000	1,385,070
	BALL CORP	6.63% 03/15/2018 250,000	258,125	256,250
	BALL CORP	5.75% 05/15/2021 375,000	375,938	392,813
	BANCO SANTANDER	VAR 03/18/2014 2,900,000	2,900,000	2,762,772

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2011 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	BANCO SANTANDER CHILE	VAR 04/20/2012 500,000	500,000	500,160
	BARCLAYS BK PLC	0.47% 02/17/2012 3,300,000	3,300,000	3,300,491
	BARCLAYS BK PLC	0.58% 01/03/2012 500,000	500,000	500,020
	BARCLAYS BK PLC	0.53% 03/14/2012 2,000,000	2,000,000	1,999,833
	BB&T CORP	3.85% 07/27/2012 4,900,000	4,982,256	4,979,944
	BEAGLE ACQUISITION CORP	11.00% 12/31/2019 1,060,000	1,076,691	1,109,025
*	BEAR STEARNS CO	7.25% 02/01/2018 1,490,000	1,641,169	1,746,803
	BELLSOUTH CORP	4.75% 11/15/2012 28,000	28,584	28,937
	BK OF AMERICA AUTO TR	2.67% 07/15/2013 1,194,260	1,201,907	1,196,900
	BK OF AMERICA AUTO TR	2.13% 09/15/2013 591,396	592,918	592,980
	BK OF AMERICA AUTO TR	1.67% 12/15/2013 138,132	138,578	138,484
	BK OF AMERICA CORP	ZERO CPN 03/17/2014 426,422	427,984	427,697
	BK OF AMERICA CORP	5.75% 12/01/2017 6,200,000	5,881,878	5,856,030
	BK OF AMERICA CORP	5.375% 06/15/2014 600,000	614,880	597,202
	BK OF AMERICA CORP	1.72% 01/30/2014 1,900,000	1,900,000	1,715,362
	BK OF AMERICA CORP	1.39% 03/15/2014 5,038,600	5,055,487	5,051,065
	BK OF NEW YORK CO INC	5.00% 03/23/2012 500,000	504,796	504,890
	BK OF NOVA SCOTIA	VAR 03/12/2012 3,000,000	3,000,717	2,999,256
	BK OF NOVA SCOTIA	VAR 10/01/2012 1,700,000	1,699,356	1,701,885
	BK OF NOVA SCOTIA	0.32% 01/17/2012 3,000,000	3,000,000	3,000,375
	BK OF NOVA SCOTIA	VAR 08/09/2012 1,000,000	1,000,000	1,000,930
	BK OF NOVA SCOTIA	0.47% 05/07/2012 1,000,000	1,000,000	1,000,250
	BK OF TKYO-MTBSHI	0.63% 03/09/2012 600,000	600,000	600,125
	BK OF TKYO-MTBSHI	0.52% 04/10/2012 1,000,000	1,000,000	999,772
	BLACKROCK INC	2.25% 12/10/2012 2,000,000	2,025,378	2,027,030
	BMW VEHICLE LEASE TR	0.58% 09/17/2012 1,074,602	1,074,758	1,074,484
	BMW VEHICLE LEASE TR	0.82% 04/15/2013 960,000	960,876	959,479
	BMW VEHICLE LEASE TR	O.64% 04/22/2013 2,855,000	2,855,313	2,853,398
	BMW VEHICLE LEASE TR	0.31% 09/25/2012 1,157,110	1,157,110	1,157,736
	BMW VEHICLE OWNER TR	1.39% 04/25/2014 644,953	647,578	647,169
	BONTEN MEDIA GRP	9.00 06/01/2015 317,173	245,809	253,738
	BP CAPITAL MARKETS	3.13% 03/10/2012 3,267,000	3,281,709	3,281,986
	BP CAPITAL MARKETS	ZERO CPN 01/04/2012 2,100,000	2,099,860	2,099,983
	BP CAPITAL MARKETS	ZERO CPN 03/09/2012 250,000	249,646	249,953
	BUILDING MATERIALS CORP	6.75% 05/01/2021 530,000	540,600	556,500
	BURLINGTON COAT FACT WH CRP	10.00% 02/15/2019 610,000	578,840	596,275
	CAESARS ENT OPERATING CO	12.75% 04/15/2018 1,356,000	1,282,793	1,078,020
	CAISSE D'AMORT DE LA	ZERO CPN 01/13/2012 4,000,000	3,999,067	3,999,712
	CAISSE D'AMORT DE LA	VAR 05/25/2012 4,000,000	3,999,825	3,992,452
	CAISSE D'AMORT DE LA	ZERO CPN 06/01/2012 1,500,000	1,497,205	1,497,205
	CALPINE CORP	7.25% 10/15/2017 1,000,000	1,022,500	1,050,000
	CALPINE CORP	7.5% 02/15/2021 2,140,000	2,179,150	2,289,800
	CANADIAN IMPERIAL BK	VAR 11/05/2012 3,600,000	3,600,000	3,599,928
	CANADIAN IMPERIAL BK	VAR 05/04/2012 1,050,000	1,050,000	1,050,104
	CANADIAN IMPERIAL BK	VAR 07/17/2012 250,000	250,070	249,992
	CANADIAN IMPERIAL BK	VAR 10/01/2012 600,000	599,908	600,000
	CANADIAN IMPERIAL BK	VAR 04/26/2012 300,000	299,981	299,968
	CAPITAL ONE MULTI-AST EXECUTION TR	VAR 09/15/2015 3,500,000	3,496,183	3,495,069

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2011 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	CARDTRONICS INC	8.25% 09/01/2018 1,480,000	1,579,900	1,609,500
	CARMAX AUTO OWNER TR	4.79% 02/15/2013 2,197,701	2,215,874	2,210,008
	CARMAX AUTO OWNER TR	1.74% 04/15/2014 4,245,207	4,267,549	4,264,455
	CARMAX AUTO OWNER TR	1.56% 07/15/2014 1,208,179	1,214,234	1,213,208
	CARMAX INC	4.12% 03/15/013 550,302	555,988	551,560
	CARRIZO OIL & GAS INC	8.63% 10/15/2018 421,000	414,689	423,105
	CARRIZO OIL & GAS INC	8.63% 10/15/2018 2,143,000	2,275,606	2,164,430
	CASCADES INC	7.75% 12/15/2017 1,435,000	1,495,988	1,420,650
	CASE NEW HOLLAND INC	7.88% 12/01/2017 1,320,000	1,466,290	1,491,600
	CCO HLDGS LLC/CCO HLDGS CAPITAL	8.13% 04/30/2020 1,420,000	1,565,350	1,554,900
	CCO HLDGS LLC/CCO HLDGS CAPITAL	6.50% 04/30/2021 1,000,000	995,000	1,012,500
	CDW LLC/CDW FIN CORP	8.50% 04/01/2019 1,635,000	1,603,000	1,647,263
	CENTRAL GARDEN & PET CO	8.25% 03/01/2018 1,305,000	1,349,250	1,278,900
	CENTURYLINK INC	6.45% 06/15/2021 2,280,000	2,328,929	2,284,200
	CEQUEL COMMUNICATIONS HOLDINGS	8.63% 11/15/2017 1,985,000	2,123,950	2,104,100
	CHAPARRAL ENERGY INC	9.88% 10/01/2020 300,000	328,500	324,000
	CHAPARRAL ENERGY INC	8.25% 09/01/2021 550,000	570,625	556,875
	CHESAPEAKE ENERGY CORP	6.88% 11/15/2020 250,000	270,000	267,500
	CHESAPEAKE ENERGY CORP	7.25% 12/15/2018 750,000	826,875	828,750
	CHESAPEAKE ENERGY CORP	9.5% 02/15/2015 125,000	145,938	143,125
	CHESAPEAKE ENERGY CORP	6.63% 08/15/2020 2,623,000	2,776,725	2,813,168
	CHESAPEAKE ENERGY CORP	6.13% 02/15/2021 1,000,000	1,027,500	1,027,500
	CHIRON MERGER SUB	10.50% 11/01/2018 753,000	736,890	737,940
	CHRYSLER GROUP LLC	8.25% 06/15/2021 1,349,000	1,301,785	1,227,590
	CIE FINANCEMENT FONCIER	2.50% 09/16/2015 5,000,000	4,983,450	4,838,540
	CINCINNATI BELL INC	8.38% 10/15/2020 737,000	749,427	735,158
	CINEMARK USA INC	7.38% 06/15/2021 450,000	448,875	460,125
	CIT GROUP INC	6.63% 04/01/2018 800,000	834,000	828,000
	CIT GROUP INC	7.00% 05/01/2016 101,000	101,293	101,000
	CIT GROUP INC	7.00% 05/01/2017 101,000	101,000	101,000
	CIT GROUP INC	7.00% 05/04/2015 999,000	1,007,741	1,000,249
	CIT GROUP INC	7.00% 05/02/2016 1,374,000	1,377,985	1,372,283
	CIT GROUP INC	7.00% 05/02/2017 1,999,000	1,999,000	1,996,501
	CITIBK CREDIT CARD ISSNC TR	VAR 3/17/2014 3,500,000	3,534,735	3,512,156
	CITIBK CREDIT CARD ISSNC TR	2.25% 06/23/2014 3,500,000	3,561,664	3,551,713
	CITIBK CREDIT CARD ISSNC TR	VAR 03/17/2014 8,000,000	8,066,856	8,027,784
	CITIBK OMNI MSTR TR	VAR 05/16/2016 3,500,000	3,527,648	3,521,497
	CITIBK OMNI MSTR TR	VAR 05/16/2016 3,800,000	3,861,250	3,823,340
	CITIGROUP INC	5.88% 05/28/2037 220,000	190,128	219,726
	CITIGROUP INC	6.00% 08/15/2017 5,800,000	5,284,612	6,078,180
	CITIGROUP INC	6.13% 05/15/2018 1,200,000	1,195,740	1,252,956
	CITIGROUP INC	VAR 03/05/2014 800,000	1,079,029	976,107
	CLEAR CHANNEL COMM INC	9.00% 03/01/2021 620,000	587,450	522,350
	CLEAR CHANNEL WW HLDGS INC	9.25% 12/15/2017 1,435,000	1,571,325	1,549,800
	CNH CAPITAL LLC	6.25% 11/01/2016 1,412,000	1,414,958	1,454,360
	CNH EQUIPMENT TR	1.85% 12/15/2013 73,503	73,760	73,535
	CNH EQUIPMENT TR	1.54% 07/15/2014 85,311	85,513	85,534
	CNH EQUIPMENT TR	0.62% 06/16/2014 3,640,000	3,639,025	3,636,902

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2011 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	COCA-COLA CO	VAR 05/15/2012 3,750,000	3,750,000	3,752,438
	COCA-COLA CO	ZERO CPN 04/11/2012 8,000,000	7,995,511	7,996,727
	CODELCO INC	4.75% 10/15/2014 223,000	208,082	239,180
	COLUMBIA HCA HEALTHCR CORP	7.19% 11/15/2015 100,000	100,750	100,000
	COLUMBUS MCKINNON CORP	7.88% 02/01/2019 960,000	988,800	997,200
	COMMSCOPE INC	8.25% 01/15/2019 2,000,000	2,080,000	2,000,000
	COMMUNITY HEALTH SYS'S INC	8.88% 07/15/2015 1,445,000	1,477,324	1,491,963
	COMMUNITY HEALTH SYS'S INC	8.00% 11/15/2019 1,073,000	1,073,000	1,083,730
	COMSTOCK RESOURCES INC	8.38% 10/15/2017 100,000	106,000	96,750
	CONCHO RESOURCES INC	7.00% 01/15/2021 920,000	991,300	987,850
	CONCHO RESOURCES INC	6.50% 01/15/2022 1,057,000	1,102,788	1,104,565
	CONOCO FNDG CO	7.25% 10/15/2031 3,000	3,276	4,164
	CONOCOPHILLIPS	4.75% 10/15/2012 25,000	25,882	25,746
	CONSOL ENERGY INC	8.00% 04/01/2017 1,000,000	1,087,500	1,095,000
	CONSOL ENERGY INC	8.25% 04/01/2020 1,000,000	1,097,500	1,105,000
	CONTINENTAL RESOURCE INC	8.25% 10/01/2019 436,000	477,885	479,600
	CONTINENTAL RESOURCE INC	7.38% 10/01/2020 5,000	5,319	5,450
	CONTINENTAL RESOURCE INC	7.13% 04/01/2021 926,000	997,623	1,004,710
	CONVATEC HEALTHCARE	10.5% 12/15/2018 1,845,000	1,928,025	1,646,663
	COTT BEVERAGES INC	8.38% 11/15/2017 680,000	714,000	733,550
	CPM HLDGS INC	10.63% 09/01/2014 1,080,000	1,185,300	1,150,200
	CREDIT AG HOME LOAN	VAR 07/21/2014 7,200,000	7,200,000	6,917,191
	CREDIT SUISSE FIRST BOSTON INC	6.50% 01/15/2012 1,500,000	1,503,345	1,502,724
	CREDIT SUISSE NY BRNCH	3.45% 07/02/2012 4,300,000	4,355,713	4,353,109
	CRICKET COMM'S INC	7.75% 10/15/2020 1,000,000	1,000,000	875,000
	CROWN AMERICAS LLC	7.63% 05/15/2017 250,000	270,000	272,813
	CROWN AMERICAS LLC	6.25% 02/01/2021 500,000	506,250	522,500
	CSC HOLDINGS INC	8.63% 02/15/2019 1,380,000	1,581,550	1,590,450
	CSC HOLDINGS INC	6.75% 11/15/2021 610,000	611,525	642,025
	CUMULUS MEDIA INC	7.75% 05/01/2019 618,000	593,280	548,475
	CVS CAREMARK CORP	6.036% 12/10/2028 790,848	581,803	823,028
	CVS CAREMARK CORP	5.88% 01/10/28 196,495	189,641	202,669
	DAIMLER NA CORP	7.30% 01/15/2012 656,000	619,942	657,221
	DANA HOLDING CORP	6.75% 02/15/2021 2,720,000	2,755,800	2,788,000
	DANFIN FNDG LTD	VAR 07/16/2013 1,100,000	1,100,000	1,099,563
	DELPHI CORP	5.88% 05/15/2019 1,560,000	1,579,500	1,591,200
	DEUTSCHE BK	0.45% 04/04/2012 3,000,000	2,999,554	2,998,227
	DEUTSCHE BK	0.60% 03/29/2012 2,000,000	2,000,000	1,999,986
	DEUTSCHE TELE INT FIN	5.25% 07/22/2013 3,000	2,994	3,153
	DEXIA CREDIT LOCAL DE FRNC	2.00% 03/05/2013 7,300,000	7,279,925	7,018,541
	DISCOVER CARD	VAR 12/15/2014 2,900,000	2,928,793	2,917,148
	DISCOVER CARD MSTR TR	VAR 10/16/2014 250,000	249,962	249,961
	DISH DBS CORP	7.88% 09/01/2019 113,000	123,876	127,690
	DISH DBS CORP	6.75% 06/01/2021 1,762,000	1,812,260	1,898,555
	DISH DBS CORP	7.13% 02/01/2016 250,000	266,250	269,375
	DISH DBS CORP	7.75% 05/31/2015 2,140,000	2,346,150	2,354,000
	DOLPHIN SUBSIDIARY	7.25% 10/15/2021 978,000	978,000	1,056,240
	DRIVER SIX GMBH	VAR 09/14 217,739	309,611	282,807

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2011 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	E TRADE FINANCIAL CORP	VAR 11/30/2017 1,425,000	1,620,769	1,610,250
	EASTON-BELL SPORTS INC	9.75% 12/01/2016 750,000	830,625	817,500
	EBAY INC	ZERO CPN 03/07/2012 8,000,000	7,998,533	7,993,366
	EDISON MISSION ENERGY	7.00% 05/15/2017 505,000	391,570	328,250
	EDISON MISSION ENERGY	7.20% 05/15/2019 500,000	387,500	312,500
	EH HLDG CORP	7.63% 06/15/2021 1,880,000	1,955,200	1,974,000
	EL PASO CORP	7.80% 08/01/2031 697,000	523,595	803,293
	EL PASO CORP	7.75% 01/15/2032 405,000	302,043	467,775
	EL PASO CORP	7.42% 02/15/2037 1,500,000	1,751,100	1,657,500
	EL PASO CORP	7.00% 06/15/2017 1,000,000	1,147,296	1,095,652
	EL PASO CORP	7.25% 06/01/2018 57,000	63,983	62,409
	EL PASO CORP	6.50% 09/15/2020 592,000	641,065	639,948
	EL PASO CORP	7.80% 08/01/2031 1,000,000	1,171,227	1,152,500
	EL PASO CORP	7.75% 01/15/2032 33,000	38,363	38,115
	EL PASO NATURAL GAS	8.38% 06/15/2032 70,000	62,621	88,809
	EL PASO NATURAL GAS	8.63% 01/15/2022 204,000	267,525	258,565
	EL PASO NATURAL GAS	7.50% 11/15/2026 74,000	88,028	91,020
	EMBARQ CORPORATION	7.08% 06/01/2016 1,000,000	920,000	1,083,946
	ENDO PHARMACEUTICAL HLDGS INC	7.25% 01/15/2022 618,000	653,535	657,398
	ENERGY FUTURE INTER HLDG CO LLC	10.00% 12/01/2020 1,280,000	1,356,800	1,350,400
	EQUINIX INC	7.00% 07/15/2021 1,226,000	1,281,170	1,293,430
	EXPORTFINANS A/S	5.50% 05/25/2016 1,053,000	1,087,951	970,932
	FIRST DATA CORP	10.55% 09/24/2015 245,152	244,579	233,814
	FIRST DATA CORP	8.25% 01/15/2021 1,030,000	1,004,250	921,850
	FIRST DATA CORP	12.63% 01/15/2021 1,956,000	2,044,549	1,701,720
	FIRST DATA CORP	7.38% 06/06/2019 664,000	667,320	624,160
	FIRST NATIONAL MSTR NOTE TR	VAR 07/15/2015 3,600,000	3,625,135	3,614,652
	FIRSTENERGY CORP	7.38% 11/15/2031 1,108,000	1,057,529	1,362,593
	FMG RESOURCES	6.88% 02/01/2018 3,212,000	3,312,353	3,075,490
	FMG RESOURCES	8.25% 11/01/2019 2,168,000	2,173,720	2,205,940
	FORD CREDIT AUTO OWNER TR	VAR 05/15/2013 320,205	325,264	320,817
	FORD CREDIT AUTO OWNER TR	1.51% 01/15/2014 1,002,778	1,007,980	1,006,307
	FORD CREDIT AUTO OWNER TR	0.68% 01/15/2014 1,335,000	1,334,936	1,335,150
	FORD CREDIT AUTO OWNER TR	3.96% 05/15/2013 74,593	75,170	74,778
	FORD CREDIT AUTO OWNER TR	5.16% 04/15/2013 1,099,619	1,112,595	1,111,234
	FORD CREDIT AUTO OWNER TR	4.95% 03/15/2013 51,382	52,226	51,776
	FORD CREDIT AUTO OWNER TR	2.79% 08/15/2013 884,022	891,463	888,398
	FORD CREDIT AUTO OWNER TR	2.72% 11/15/2013 568,168	572,839	571,013
	FORD CREDIT AUTO OWNER TR	2.17% 10/15/2013 449,589	452,174	451,887
	FORD CREDIT AUTO OWNER TR	1.51% 01/15/2014 1,704,723	1,710,783	1,710,722
	FORD CREDIT AUTO OWNER TR	0.62% 07/15/2013 2,490,176	2,491,287	2,490,089
	FORD CREDIT AUTO OWNER TR	0.22% 08/15/2012 207,816	207,816	207,842
	FORD MOTOR CO	8.00% 12/15/2016 1,250,000	1,416,636	1,418,261
	FORD MOTOR CREDIT CO	7.00% 10/01/2013 146,000	91,975	154,808
	FORD MOTOR CREDIT CO	12.00% 05/15/2015 500,000	625,965	612,495
	FORD MOTOR CREDIT CO	5.75% 02/01/2021 2,570,000	2,571,724	2,678,277
	FORD MOTOR CREDIT CO	5.00% 05/15/2018 600,000	594,853	601,556
	FORD MOTOR CREDIT CO	7.80% 06/01/2012 495,000	501,188	505,544

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2011 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	FORD MOTOR CREDIT CO	7.00% 04/15/2015 2,000,000	2,165,000	2,150,000
	FOREST OIL CORP	7.25% 06/15/2019 250,000	255,000	255,000
	FOREST OIL CORP	8.50% 02/15/2014 375,000	407,813	408,750
	FREESCALE SEMICNDCTR INC	9.25% 04/15/2018 1,030,000	1,125,914	1,100,813
	FREESCALE SEMICNDCTR INC	10.75% 08/01/2020 775,000	877,688	807,938
	FRESENIUS MEDICAL CARE INC	5.75% 02/15/2021 1,050,000	1,034,250	1,048,688
	FRONTIER COMM'S CORP	8.25% 04/15/2017 925,000	966,875	945,813
	FRONTIER COMM'S CORP	8.50% 04/15/2020 285,000	314,925	291,769
	FRONTIER COMM'S CORP	8.75% 04/15/2022 603,000	601,928	596,970
	GATX FINL CORP	5.80% 03/01/2016 1,000,000	996,290	1,056,184
	GAYLORD ENT CO	6.75% 11/15/2014 150,000	150,375	148,500
	GAZ CAPITAL SA	6.51% 03/07/2022 500,000	510,900	507,500
	GE CAPITAL CC MSTR NOTE	3.69% 07/15/2015 8,000,000	8,184,115	8,125,992
	GENERAL ELEC CAP CORP	VAR 06/19/2013 2,000,000	2,000,000	2,001,686
	GENERAL ELEC CAP CORP	6.00% 06/15/2012 1,084,000	1,108,775	1,108,368
	GENERAL ELEC CAP CORP	5.45% 01/15/2013 505,000	527,661	528,362
	GENERAL ELEC CAP CORP	VAR 12/21/2012 2,500,000	2,507,862	2,506,380
	GENERAL ELEC CAP CORP	VAR 12/20/2013 200,000	196,778	194,776
	GENERAL ELEC CAP CORP	ZERO CPN 04/06/2012 8,000,000	7,994,453	7,996,930
	GENERAL ELECTRIC CO	5.00% 02/01/2013 225,000	227,853	234,471
	GENERAL ELECTRIC CO	5.45% 01/15/2013 42,000	42,465	43,943
	GENON ESCROW CORP	9.88% 10/15/2020 1,300,000	1,374,750	1,319,500
	GIBRALTAR INDUSTRIES INC	8.00% 12/01/2015 1,110,000	1,110,000	1,110,000
	GLITNIR BKI HF	6.33% 07/28/2011 590,000	39,825	153,400
	GLITNIR BKI HF	6.38% 0925/20/12 680,000	45,900	176,800
	GLITNIR BKING HF	VAR 06/15/2016 1,060,000	106	1,325
	GOLDMAN SACHS GROUP INC	VAR 03/22/2016 4,300,000	2,964,850	3,711,579
	GOLDMAN SACHS GROUP INC	5.63% 01/15/2017 910,000	776,207	892,339
	GOLDMAN SACHS GROUP INC	5.45% 11/01/2012 120,000	116,894	122,037
	GOLDMAN SACHS GROUP INC	6.60% 01/15/2012 3,000,000	3,006,311	3,003,960
	GOLDMAN SACHS GROUP INC	5.30% 02/14/2012 2,500,000	2,512,333	2,508,400
	GOLDMAN SACHS GROUP INC	VAR 11/15/2014 500,000	673,626	576,904
	GOLDMAN SACHS GROUP INC	VAR 01/30/2017 700,000	938,645	739,931
	GOODMAN NETWORKS INC	12.13% 07/01/2018 1,000,000	1,012,500	955,000
	GOODRICH PETROLEUM	8.88% 03/15/2019 1,501,000	1,542,265	1,501,000
	GRANITE MSTR ISSUER PLC	VAR 12/20/2054 177,365	162,910	168,674
	GREEN FIELD ENERGY	13.00% 11/15/2016 1,275,000	1,262,250	1,236,750
	GRIFOLS INC	8.25% 02/01/2018 1,480,000	1,557,700	1,554,000
	HANESBRANDS INC	6.38% 12/15/2020 1,000,000	981,250	1,015,000
	HANGER ORTHOPEDIC GROUP	7.13% 11/15/2018 1,360,000	1,407,600	1,382,100
	HARLEY DAVIDSON MTRCYCL TR	3.19% 11/15/2013 362,843	365,673	363,549
	HARLEY DAVIDSON MTRCYCL TR	1.74% 09/15/2013 3,819,832	3,830,335	3,826,784
	HARLEY DAVIDSON MTRCYCL TR	2.62% 03/15/2014 2,631,827	2,650,844	2,639,762
	HARLEY DAVIDSON MTRCYCL TR	1.87% 02/15/2014 583,142	585,158	584,436
	HARLEY DAVIDSON MTRCYCL TR	0.83% 11/15/2013 489,986	490,292	489,882
	HARRAHS OPERATING CO INC	11.25% 06/01/2017 1,500,000	1,650,000	1,591,875
	HBOS	6.75% 05/21/2018 800,000	796,672	641,434
	HBOS TREASURY SERVICES	5.25% 02/21/2017 210,000	203,373	219,909

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2011 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	HCA INC	7.88% 02/15/2020 1,100,000	1,201,750	1,188,000
	HCA INC	7.25% 09/15/2020 1,750,000	1,890,000	1,846,250
	HCA INC	6.50% 02/15/2020 2,000,000	2,007,905	2,075,000
	HCA INC	7.50% 02/15/2022 2,000,000	2,008,388	2,045,000
	HCA INC	7.25% 09/15/2020 1,100,000	1,157,750	1,160,500
	HEALTH MGT ASSOC INC	7.38% 01/15/2020 1,720,000	1,725,006	1,788,800
	HEALTHSOUTH CORP	8.13% 02/15/2020 1,231,000	1,334,265	1,240,233
	HEALTHSOUTH CORP	7.75% 09/15/2022 305,000	320,250	300,044
	HERTZ CORP	8.88% 01/01/2014 167,000	171,175	167,835
	HERTZ CORP	7.38% 01/15/2021 1,120,000	1,138,700	1,138,200
	HEXION US FIN CORP	8.88% 02/01/2018 2,023,000	2,134,931	1,896,563
	HILCORP ENERGY	7.63% 04/15/2021 1,658,000	1,745,525	1,736,755
	HOME EQUITY MORTGAGE LN	VAR 04/25/2037 1,500,000	332,001	501,590
	HONDA AUTO REC'S OWNER TR	1.25% 10/21/2013 1,121,681	1,125,362	1,124,650
	HONDA AUTO REC'S OWNER TR	2.79% 01/15/2013 1,032,067	1,037,373	1,033,997
	HONDA AUTO REC'S OWNER TR	2.310% 05/15/2013 3,255,669	3,270,671	3,268,499
	HONDA AUTO REC'S OWNER TR	0.53% 01/21/2013 539,524	539,570	539,446
	HONDA AUTO REC'S OWNER TR	0.65% 06/17/2013 638,306	638,784	638,342
	HONDA AUTO REC'S OWNER TR	0.57% 07/18/2013 920,000	920,268	919,661
	HONDA AUTO REC'S TR	2.79% 01/15/2013 286,960	289,073	287,497
	HONDA AUTO REC'S TR	2.31% 05/15/2013 570,961	574,876	573,211
	HONDA AUTO REC'S TR	0.57% 07/18/2013 1,400,000	1,399,918	1,399,483
	HONEYWELL INT'L CORP	ZERO CPN 03/27/2012 8,000,000	7,997,133	7,997,086
	HSBC BK	VAR 08/03/2012 4,000,000	4,004,780	4,002,532
	HSBC CAPITAL FNDG	VAR 293,000	153,753	267,650
	HSBC FINANCE CORP	VAR 01/15/2014 6,500,000	6,380,270	5,987,761
	HUNTINGTON AUTO TR	3.94% 06/17/2013 293,532	295,118	293,912
	HUNTINGTON INGALLS IND'S INC	6.88% 03/15/2018 760,000	792,300	744,800
	HUNTINGTON INGALLS IND'S INC	7.13% 03/15/2021 842,000	872,523	825,160
	HYUNDAI AUTO REC TR	0.69% 11/15/2013 2,324,539	2,325,970	2,323,939
	HYUNDAI AUTO REC TR	0.59% 03/15/2014 3,788,011	3,785,462	3,783,522
	HYUNDAI AUTO REC TR	2.03% 08/15/2013 1,815,926	1,826,503	1,823,090
	ICICI BK	2.01% 02/24/2014 3,000,000	3,000,000	2,848,584
	IGATE CORP	9.00% 05/01/2016 1,515,000	1,537,138	1,564,237
	ILFC TERM	ZERO CPN 03/17/2016 600,000	588,000	603,900
	ILFC TERM	ZERO CPN 03/17/2015 1,500,000	1,470,000	1,500,375
	INEOS FINANCE PLC	9.00% 05/15/2015 1,463,000	1,425,214	1,484,945
	ING BK	VAR 01/13/2012 3,200,000	3,200,327	3,199,677
	ING BK	VAR 10/18/2013 4,000,000	4,005,336	3,883,532
	ING BK	VAR 06/09/2014 900,000	900,000	862,012
	INSIGHT COMMUNICATIONS INC	9.38% 07/15/2018 720,000	788,400	822,600
	INTELSAT BERMUDA	11.50% 02/04/2017 1,624,071	1,739,786	1,567,229
	INTELSAT BERMUDA	11.25% 06/15/2016 1,000,000	1,060,625	1,050,625
	INTELSAT JACKSON HLDGS	7.25% 10/15/2020 500,000	501,250	507,500
	INTELSAT JACKSON HLDGS	7.50% 04/01/2021 1,500,000	1,511,250	1,516,875
	INTELSAT JACKSON HLDGS	VAR 04/2018 796,000	792,020	789,035
	INTERACTIVE DATA CORP	10.25% 08/01/2018 1,760,000	1,980,000	1,909,600
	INTERFACE INC	7.63% 12/01/2018 1,285,000	1,373,231	1,358,887

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2011 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	INTERLINE BRANDS INC	7.00% 11/15/2018 960,000	991,200	993,600
	INTL BUSINESS MCHN	VAR 06/15/2012 2,500,000	2,500,000	2,500,290
	INT'L LEASE FINANCE CORP	5.88% 05/01/2013 250,000	255,625	246,250
	INT'L LEASE FINANCE CORP	8.63% 09/15/2015 375,000	408,750	384,375
	INT'L LEASE FINANCE CORP	8.25% 12/15/2020 2,466,000	2,719,145	2,490,660
	INT'L LEASE FINANCE CORP	8.75% 03/15/2017 1,000,000	1,100,000	1,030,000
	INT'L LEASE FINANCE CORP	6.63% 11/15/2013 1,625,000	1,673,750	1,616,875
	INVENTIV HEALTH	10.00% 08/15/2018 1,251,000	1,216,598	1,144,665
	JACKSON NATL LIFE GLOBAL	6.13% 05/30/2012 1,000,000	1,020,336	1,018,751
	JAGUAR HLDG CO	9.50% 12/01/2019 915,000	921,863	960,750
	JARDEN CORP	7.50% 05/01/2017 487,000	507,698	516,220
	JARDEN CORP	7.50% 01/15/2020 513,000	554,040	546,345
	JM HUBER CORP	9.88% 11/01/2019 929,000	922,711	975,450
	JMC STEEL GROUP	8.25% 03/15/2018 1,300,000	1,358,250	1,267,500
	JOHN DEERE OWNER TR	0.64% 06/15/2014 3,155,000	3,153,607	3,152,968
	JOHN DEERE OWNER TR	2.59% 10/15/2013 241,937	243,332	242,223
	JOHN DEERE OWNER TR	1.57% 10/15/2013 1,650,771	1,655,927	1,653,029
	JOHNSON & JOHNSON CORP	ZERO CPN 05/15/2012 8,000,000	7,996,700	7,995,525
	KODIAK OIL & GAS CORP	8.13% 12/01/2019 2,201,000	2,233,110	2,280,786
	KOMMUNAL BKEN	2.38% 01/19/2016 2,200,000	2,190,848	2,233,044
	KOREA ELECTRIC PWR	3.00% 10/05/2015 1,700,000	1,694,288	1,703,674
	KRATOS DEFENSE&SECURITY SOLUTIONS	10.00% 06/01/2017 3,257,000	3,417,898	3,338,425
	LAREDO PETROLEUM INC	9.50% 02/15/2019 2,555,000	2,740,413	2,708,300
	LEAR CORP	8.13% 03/15/2020 2,520,000	2,756,250	2,772,000
	LEHMAN BROS HLDGS INC	6.75% 12/28/2017 1,890,000	189	189
	LEHMAN BROS HLDGS INC	6.50% 07/19/2017 190,000	19	19
	LEHMAN BROS HLDGS INC	6.20% 09/26/2014 340,000	43,350	89,675
	LEHMAN BROS HLDGS INC	5.25% 02/06/2012 210,000	26,775	53,812
	LEHMAN BROS HLDGS INC	6.88% 05/02/2018 300,000	299,007	79,500
	LEVEL 3 COMM'S INC	11.88% 02/01/2019 880,000	976,800	937,200
	LEVEL 3 FINANCING INC	8.75% 02/15/2017 249,000	255,224	253,357
	LEVEL 3 FINANCING INC	9.25% 11/01/2014 323,000	331,882	330,267
	LEVEL 3 FINANCING INC	10.00% 02/01/2018 1,615,000	1,684,587	1,711,900
	LEVEL 3 FINANCING INC	9.38% 04/01/2019 1,070,000	1,127,475	1,116,812
	LIMITED BRANDS INC	7.00% 05/01/2020 375,000	394,688	405,937
	LIMITED BRANDS INC	6.63% 04/01/2021 973,000	990,365	1,031,380
	LINN ENERGY/FIN CORP	8.63% 04/15/2020 875,000	966,875	949,375
	LINN ENERGY/FIN CORP	7.75% 02/01/2021 1,125,000	1,186,875	1,170,000
	LINN ENERGY/FIN CORP	6.50% 05/15/2019 350,000	351,750	347,375
	LLOYDS BKING GROUP PLC	VAR 1,362,000	992,185	735,480
	LLOYDS TSB BK PLC	4.38% 01/12/2015 4,700,000	4,699,812	4,524,483
	LLOYDS TSB BK PLC	5.8% 01/13/2020 700,000	698,369	664,565
	LYONDELL CHEMICAL CO	11.00% 05/01/2018 249,550	279,652	272,633
	LYONDELLBASELL INDUSTRIES	6.00% 11/15/2021 3,325,000	3,387,550	3,449,687
	MANITOBA (PROVINCE OF)	5.00% 02/15/2012 2,000,000	2,011,734	2,009,866
	MARKWEST ENERGY PRTNRS LP	6.25% 06/15/2022 1,425,000	1,427,155	1,489,125
	MASSMUTUAL GLBL FNDG	3.63% 07/16/2012 1,500,000	1,523,396	1,522,504
	MBNA CC MSTR NOTE TR	VAR 09/15/2014 3,500,000	3,504,185	3,501,648

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2011 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	MBNA CC MSTR NOTE TR	VAR 10/15/2014 1,675,000	1,673,851	1,674,987
	MEG ENERGY CORP	6.50% 03/15/2021 1,426,000	1,477,025	1,458,085
	MERCEDS-BENZ AUTO LEASE TR	0.79% 04/15/2013 4,156,579	4,160,951	4,158,170
	MERCEDS-BENZ AUTO LEASE TR	0.22% 07/16/2012 601,851	601,818	602,007
	MERCEDS-BENZ AUTO LEASE TR	1.67% 01/15/2014 2,307,173	2,319,053	2,318,902
	MERCEDS-BENZ AUTO REC'S TR	1.42% 08/15/2014 1,174,893	1,182,634	1,180,658
	MERCEDS-BENZ AUTO REC'S TR	VAR 11/15/2013 2,100,000	2,100,000	2,100,716
	MERRILL LYNCH & CO INC	VAR 01/31/2014 400,000	539,698	457,229
	METLIFE INC	VAR 04/10/2012 1,500,000	1,501,700	1,501,291
	METLIFE INSTITUTIONAL FNDG	VAR 07/12/2012 5,250,000	5,250,000	5,255,140
	METLIFE INSTITUTIONAL FNDG	VAR 04/04/2014 1,000,000	1,000,000	997,786
	METRO LIFE GBL FNDD	2.50% 01/11/2013 1,000,000	1,011,049	1,012,115
	METROPCS WIRELESS INC	7.88% 09/01/2018 1,480,000	1,579,900	1,500,350
	MGM MIRAGE INC	13.00% 11/15/2013 500,000	596,250	593,750
	MGM RESORTS INTL	11.13% 11/15/2017 625,000	725,000	712,500
	MGM RESORTS INTL	11.38% 03/01/2018 455,000	517,562	500,500
	MGM RESORTS INTL	10.00% 11/01/2016 2,075,000	2,243,594	2,178,750
	MICHAELS STORES INC	11.38% 11/01/2016 625,000	664,844	662,437
	MITSUBISHI TST & BK	0.50% 03/14/2012 3,500,000	3,500,000	3,500,801
	MIZUHO CORP BK	0.50% 02/27/2012 2,000,000	2,000,000	2,000,458
	MIZUHO CORP BK	0.48% 03/05/2012 2,000,000	2,000,000	1,999,963
	MOMENTIVE PERFORMANCE MATERIALS INC	12.50% 06/15/2014 718,000	760,735	761,080
	MONUMENTAL GLOBAL FNDG	VAR 1/25/2013 3,000,000	2,974,635	2,956,329
	MONUMENTAL GLOBAL FNDG	5.50% 04/22/2013 1,000,000	1,042,901	1,041,359
	MORGAN STANLEY	VAR 10/15/2015 649,000	506,220	545,595
	MORGAN STANLEY	5.75% 01/25/2021 3,600,000	3,751,776	3,358,102
	MORGAN STANLEY	VAR 2/10/2012 3,500,000	3,502,149	3,502,474
	MORGAN STANLEY	VAR 01/24/2014 500,000	507,451	460,216
	MORGAN STANLEY	VAR 04/13/2016 400,000	508,660	420,676
	MORGAN STANLEY	VAR 03/01/2013 1,000,000	1,292,116	1,231,002
	MORGAN STANLEY	VAR 11/29/2013 800,000	1,084,181	952,780
	MOTORS LIQUIDATION	8.38% 07/15/2033 750,000	21,562	5,625
	MULTIPLAN INC	9.88% 09/01/2018 1,440,000	1,558,800	1,497,600
	MYLAN INC	6.00% 11/15/2018 1,320,000	1,364,550	1,357,950
	NALCO CO	8.25% 05/15/2017 250,000	275,000	283,750
	NALCO HLDG CO	6.63% 01/15/2019 1,602,000	1,728,220	1,854,315
	NATIONAL AUSTRALIA BK	VAR 02/01/2012 1,000,000	1,000,168	999,736
	NATIONAL BK OF CANADA	0.62% 09/20/2012 2,000,000	2,000,000	1,999,559
	NATIONAL BK OF CANADA	0.51% 02/03/2012 2,000,000	2,000,000	2,000,562
	NATIONAL BK OF CANADA	0.40% 05/03/2012 1,300,000	1,300,000	1,299,950
	NATIONAL CINEMEDIA INC	7.88% 07/15/2021 1,475,000	1,530,312	1,462,094
	NATL CITY CC MSTR NOTE TR	VAR 03/15/2014 2,000,000	1,998,356	1,999,140
	NATL AUSTRALIA BK	2.35% 11/16/2012 300,000	303,957	303,258
	NATL AUSTRALIA BK	VAR 06/15/2012 3,600,000	3,602,783	3,600,580
	NEEDLE MERGER SUB CORP	8.13% 03/15/2019 404,000	338,940	384,810
	NEFF RENTAL LLC	9.63% 05/15/2016 1,640,000	1,599,000	1,443,200
	NEIMAN-MARCUS GROUP INC	10.38% 10/15/2015 1,000,000	1,047,500	1,038,760
	NESTLE CAP CORP	ZERO CPN 06/15/2012 8,000,000	7,990,778	7,994,026

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2011 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	NEW YORK LIFE GLOBAL FNDG	5.25% 10/16/2012 2,000,000	2,070,572	2,074,178
	NEW YORK LIFE GLOBAL FNDG	VAR 08/22/2012 4,000,000	4,000,000	3,999,228
	NEW YORK LIFE GLOBAL FNDG	4.65% 05/09/2013 900,000	943,620	943,579
	NEWFIELD EXPLORATION CO	6.63% 04/15/2016 1,000,000	1,032,500	1,030,000
	NEWFIELD EXPLORATION CO	7.13% 05/15/2018 500,000	532,500	533,750
	NEXTEL COMMUNICATIONS INC	5.95% 03/15/2014 250,000	250,937	241,250
	NIBC BK	2.80% 12/02/2014 2,400,000	2,411,664	2,506,949
	NIELSEN FINANCE LLC/CO	7.75% 10/15/2018 2,700,000	2,862,450	2,916,000
	NISSAN AUTO LEASE TR	0.90% 05/15/2013 1,879,315	1,880,800	1,880,452
	NISSAN AUTO LEASE TR	3.20% 02/15/2013 697,167	700,451	698,760
	NISSAN AUTO LEASE TR	0.55% 03/15/2013 1,649,951	1,649,925	1,649,810
	NISSAN AUTO LEASE TR	1.39% 01/15/2016 2,389,258	2,398,762	2,393,081
	NISSAN AUTO LEASE TR	0.65% 12/16/2013 1,000,000	999,849	1,002,084
	NORDEA BK	VAR 07/05/2012 4,000,000	3,999,400	3,991,960
	NORDEA BK	0.40% 05/08/2012 3,500,000	3,500,000	3,497,205
	NORINCHUKIN BK	0.55% 04/05/2012 2,000,000	2,000,000	1,999,619
	NORINCHUKIN BK	0.54% 03/05/2012 2,000,000	2,000,000	1,999,779
	NORTEK INC	8.50% 04/15/2021 1,356,000	1,285,940	1,145,820
	NOVA CHEMICALS CORP	8.38% 11/01/2016 1,400,000	1,568,000	1,526,000
	NOVA CHEMICALS CORP	8.63% 11/01/2019 23,000	25,415	25,357
	NOVELIS INC	8.75% 12/15/2020 1,190,000	1,326,850	1,276,275
	NSTAR ELECTRIC CO	4.88% 10/15/2012 500,000	516,527	516,212
	NUMBER MERGER SUB	11.00% 12/15/2019 553,000	553,120	558,530
	NUVEEN INVESTMENTS INC	10.50% 11/15/2015 560,000	590,800	555,800
	NXP B V / NXP FDG LLC	9.75% 08/01/2018 2,479,000	2,699,209	2,702,110
	OASIS PETROLEUM INC	7.25% 02/01/2019 1,626,000	1,679,340	1,682,910
	OASIS PETROLEUM INC	6.50% 11/01/2021 1,056,000	1,072,754	1,048,080
	ODEBRECHT DRILLING	6.35% 06/30/2021 1,700,000	1,696,906	1,751,000
	OFFSHORE GROUP INV LTD	11.50% 08/012015 2,503,000	2,772,875	2,706,369
	OIL STATES INT'L INC	6.50% 06/01/2019 1,453,000	1,489,325	1,485,692
	OSHKOSH CORP	8.50% 03/01/2020 2,145,000	2,337,676	2,209,350
	PACCAR FINANCIAL CORP	1.95% 12/17/2012 4,500,000	4,548,888	4,557,654
	PACCAR INC	VAR 09/14/2012 1,100,000	1,109,033	1,109,175
	PAETEC HOLDING CORP	8.88% 06/30/2017 375,000	401,250	405,000
	PAETEC HOLDING CORP	9.88% 12/01/2018 1,840,000	1,968,800	2,024,000
	PARK PLACE SECURITIES, INC	VAR 12/25/2034 377,283	359,834	358,601
	PEABODY ENERGY CORP	6.00% 11/15/2018 1,031,000	1,031,000	1,051,620
	PEABODY ENERGY CORP	6.25% 11/15/2021 1,934,000	1,934,000	2,001,690
	PEMEX PROJECT FNDG MSTR TR	6.63% 06/15/2035 115,000	96,254	130,381
	PENINSULA GAMING LLC	8.38% 08/15/2015 625,000	664,062	662,500
	PENINSULA GAMING LLC	10.75% 08/15/2017 500,000	546,250	523,750
	PEPSICO, INC	ZERO CPN 01/13/2012 8,000,000	7,999,813	7,999,814
	PFIZER INC	ZERO CPN 01/05/2012 8,000,000	7,999,973	7,999,960
	PG&E ENERGY RECOVERY FNDG LLC	4.37% 06/2014 6,448,537	6,540,519	6,522,754
	PG&E ENERGY RECOVERY FNDG LLC	5.03% 03/25/2014 107,912	109,549	109,013
	PINNACLE ENT INC	7.50% 06/15/2015 173,000	153,970	171,270
	PINNACLE FOODS FINANCE LLC	9.25% 04/01/2015 700,000	723,625	718,375
	PINNACLE FOODS FINANCE LLC	10.63% 04/01/2017 500,000	535,000	525,000

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2011 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	PIONEER NATRL RESOURCES CO	6.65% 03/15/2017 1,000,000	1,096,207	1,106,466
	PORSCHE FINCL AUTO SECURITIZATION TR	0.56% 12/13 3,355,400	3,278,147	3,353,064
	PRESTIGE BRANDS INC	8.25% 04/01/2018 750,000	789,375	768,750
	PRICOA GLOBAL FNDG	4.63% 06/25/2012 200,000	203,584	203,185
	PRINCIPAL LIFE GLOBAL	5.25% 01/2013 3,000,000	3,123,517	3,120,801
	PRINCIPAL LIFE GLOBAL	6.25% 02/2012 1,500,000	1,510,278	1,509,507
	PROCTOR GAMBLE	ZERO CPN 01/09/2012 8,000,000	7,999,698	7,999,934
	PSE&G TRANSITION FNDG LLC	4.34% 06/2014 53,168	54,064	53,347
	QUEBECOR MEDIA INC	7.75% 03/15/2016 500,000	516,250	513,750
	QUEBECOR MEDIA INC	7.75% 03/15/2016 375,000	387,656	385,312
	QWEST COMM'S INTL INC	7.50% 02/15/2014 787,000	798,805	789,971
	QWEST CORP	6.75% 12/01/2021 1,135,000	1,114,354	1,237,150
	RAAC SER	VAR 10/25/2046 1,038,952	598,473	523,653
	RABOBK CAP	5.26% 12/29/2049 56,000	31,187	52,542
	RABOBK NEDERLAND	4.50% 01/11/2021 3,100,000	3,091,599	3,220,419
	RABOBK NEDERLAND	VAR 12/31/2049 3,493,000	3,425,284	4,086,810
	RABOBK NEDERLAND	VAR 01/26/2012 4,000,000	4,000,056	3,999,800
	RABOBK NEDERLAND	VAR 04/02/2012 4,000,000	4,000,000	3,999,024
	RADNET INC	10.38% 04/01/2018 560,000	576,800	492,800
	RAIN CII CARBON LLC	8.00% 12/01/2018 1,255,000	1,273,825	1,258,137
	RANGE RESOURCES CORP	7.25% 05/01/2018 16,000	17,040	17,120
	RANGE RESOURCES CORP	8.00% 05/15/2019 1,009,000	1,115,057	1,125,035
	RANGE RESOURCES CORP	6.75% 08/01/2020 250,000	263,750	277,500
	RBSSP RESECURITIZATION TR	VAR 07/26/2045 1,497,830	1,466,937	1,385,514
	RECKITT BENCKISER	ZERO CPN 03/10/2012 5,700,000	5,692,371	5,695,274
	REGAL ENTERTAINMENT GROUP	9.13% 08/15/2018 375,000	392,812	402,187
	REGENCY ENERGY PARTNERS LP	9.38% 06/01/2016 250,000	280,000	275,000
	REGENCY ENERGY PARTNERS LP	6.50% 07/15/2021 3,630,000	3,731,400	3,775,200
	RENTAL SERVICE CORP	9.50% 12/01/2014 811,000	836,344	833,302
	REYNOLDS GROUP ISSUER INC	9.00% 04/15/2019 250,000	246,250	237,500
	REYNOLDS GROUP ISSUER INC	6.88% 05/15/2018 750,000	728,437	718,125
	REYNOLDS GROUP ISSUER INC	6.88% 02/15/2021 750,000	720,000	746,250
	REYNOLDS GROUP ISSUER INC	8.25% 02/15/2021 1,000,000	930,000	885,000
	RGHL US ESCROW II INC	7.88% 08/15/2019 2,782,000	2,772,166	2,907,190
	RGHL US ESCROW II INC	9.88% 08/15/2019 1,509,000	1,505,851	1,463,730
	RITE AID CORP	9.38% 12/15/2015 600,000	561,000	579,000
	RITE AID CORP	9.50% 06/15/2017 1,015,000	921,556	926,187
	RITE AID CORP	8.00% 08/15/2020 1,600,000	1,760,000	1,768,000
	ROC FINANCE LLC	12.13% 09/01/2018 972,000	981,165	1,023,030
	ROCK OHIO CAESARS LLC	ZERO CPN 08/19/2017 479,000	464,630	477,802
	ROYAL BK OF CANADA	VAR 07/11/2012 4,000,000	4,000,000	3,999,672
	ROYAL BK OF CANADA	VAR 10/05/2012 4,000,000	4,000,000	3,999,224
	ROYAL BK OF CANADA	0.55% 11/07/2012 1,100,000	1,100,000	1,101,426
	ROYAL BK OF CANADA	0.67% 11/15/2012 500,000	500,000	501,198
	ROYAL BK OF SCOTLAND GRP	1.50% 03/30/2012 2,000,000	2,005,565	2,003,558
	ROYAL BK SCOTLAND GRP	VAR 2,800,000	732,000	1,753,500
	RSC EQUIPMENT RENTAL INC	8.25% 02/01/2021 700,000	704,375	708,750
	RURAL/METRO CORP	10.13% 07/15/2019 760,000	790,400	716,300

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2011 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	SALEM COMMUNICATIONS CORP	9.63% 12/15/2016 961,000	992,644	1,013,855
	SALLY HLDGS LLC	6.88% 11/15/2019 1,119,000	1,126,197	1,169,355
	SBA TELECOMMUNICATIONS	8.25% 08/15/2019 1,355,000	1,436,300	1,473,562
	SEALY MATTRESS CO	8.25% 06/15/2014 1,223,000	1,219,545	1,210,770
	SEMINOLE TRIBE OF FLORIDA	7.75% 10/01/2017 1,895,000	1,970,581	1,970,800
	SENECA GAMING CORP	8.25% 12/01/2018 1,870,000	1,876,050	1,827,925
	SHELL INT'L FIN	VAR 06/22/2012 4,050,000	4,056,789	4,058,687
	SINCLAIR TELEVISION GROUP INC	9.25% 11/01/2017 625,000	689,062	681,250
	SLM CORP	8.00% 03/25/2020 1,800,000	1,953,000	1,818,000
	SLM CORP	5.05% 11/14/2014 500,000	466,250	493,150
	SLM PRIVATE EDCTN LOAN TR	VAR 05/15/2044 270,116	282,988	275,383
	SLM PRIVATE EDCTN LOAN TR	VAR 11/15/2043 1,486,464	1,443,960	1,409,197
	SLM STUDENT LOAN TR	VAR 09/15/2021 979,351	1,354,969	1,144,210
	SLM STUDENT LOAN TR	VAR 12/23 1,902,935	2,542,736	2,243,455
	SM ENERGY CO	6.50% 11/15/2021 540,000	541,725	556,200
	SOUTHERN NATURAL GAS CO	8.00% 03/01/2032 77,000	66,228	95,237
	SOUTHERN NATURAL GAS CO	5.90% 04/01/2017 120,000	101,497	137,145
	SPECTRUM BRANDS HLDGS INC	9.50% 06/15/2018 1,210,000	1,353,325	1,323,437
	SPECTRUM BRANDS INC	VAR 08/28/2019 704,787	782,314	766,456
	SPECTRUM BRANDS INC	9.50% 06/15/2018 454,000	492,590	496,562
	SPEEDWAY MOTOR SPORTS INC	6.75% 02/01/2019 1,560,000	1,575,600	1,575,600
	SPRINGLEAF FINANCE CORP	6.90% 12/15/2017 1,170,000	544,098	842,400
	SPRINGLEAF FINANCE CORP	6.90% 12/15/2017 1,710,000	1,605,723	1,231,200
	SPRINT CAPITAL CORP	6.90% 05/01/2019 20,000	14,000	16,450
	SPRINT CAPITAL CORP	6.9% 05/01/2019 1,640,000	1,602,104	1,348,900
	SPRINT NEXTEL CORP	8.38% 08/15/2017 1,075,000	1,185,187	963,469
	SPRINT NEXTEL CORP	11.50% 11/15/2021 900,000	905,625	891,000
	SPRINT NEXTEL CORP	9.00% 11/15/2018 4,065,000	4,126,324	4,268,250
	STADSHYPOTEK AB	1.45% 09/30/2013 6,700,000	6,698,660	6,688,235
	STHI HOLDING	8.00% 03/15/2018 940,000	964,150	965,850
	SUMITOMO MTSU BKG CO	0.65% 06/01/2012 2,000,000	2,000,000	1,999,571
	SUNGARD DATA SYSTEMS INC	10.25% 08/15/2015 2,000,000	2,072,500	2,072,500
	SUNGARD DATA SYSTEMS INC	10.63% 05/15/2015 250,000	271,250	266,250
	SVENSKA HANDLSBKN	0.38% 02/03/2012 4,000,000	4,000,000	3,999,920
	TELECOM ITALIA CAPITAL	5.25% 11/15/2013 160,000	140,000	153,693
	TENET HEALTHCARE CORP	10.00% 05/01/2018 312,000	356,070	356,460
	TENNESSEE GAS PIPELINE	8.38% 06/2032 28,000	25,048	35,524
	TERWIN MORTGAGE TR	VAR 10/25/2037 914,210	200,723	274,874
	TOLL BROTHERS FINANCE CORP	8.91% 10/15/2017 2,100,000	2,357,250	2,420,139
	TOMKINS LLC/TOMKIN	9.00% 10/01/2018 1,125,000	1,220,625	1,247,344
	TOYOTA AUTO RECEIVABLES OWNER TR	1.27% 12/16/2013 876,500	879,946	878,738
	TOYOTA AUTO RECEIVABLES OWNER TR	0.77% 04/15/2014 2,000,000	2,002,860	2,001,092
	TOYOTA AUTO RECEIVABLES OWNER TR	1.27% 12/2013 3,135,174	3,145,517	3,143,178
	TOYOTA AUTO RECEIVABLES OWNER TR	0.61% 05/2013 4,250,466	4,252,456	4,250,011
	TOYOTA AUTO RECEIVABLES OWNER TR	1.04% 02/2014 396,074	397,008	396,794
	TOYOTA MOTOR CREDIT CORP	ZERO CPN 07/16/2012 8,000,000	7,970,669	7,982,311
	TOYOTA MOTOR CREDIT CORP	VAR 01/09/2012 1,000,000	1,000,744	1,000,521
	TOYOTA MTR CRD CORP	VAR 10/12/2012 4,000,000	4,000,000	4,001,396

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2011 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	TRANSDIGM INC	7.75% 12/15/2018 1,250,000	1,340,625	1,343,750
	TREEHOUSE FOODS INC	7.75% 03/01/2018 250,000	266,250	270,625
	TRW AUTOMOTIVE INC	7.25% 03/15/2017 375,000	414,375	401,250
	TUNICA-BILOXI GAMING	9.00% 11/15/2015 32,000	32,160	30,800
	TXU CORP	6.50% 11/15/2024 60,000	20,985	26,700
	UBS AG	VAR 02/23/2012 3,000,000	3,002,244	3,003,681
	UBS AG	0.55% 04/25/2012 2,550,000	2,550,000	2,548,821
	UBS AG	VAR 01/28/2014 600,000	600,000	584,281
	UBS AG	2.25% 01/28/2014 2,400,000	2,398,968	2,335,483
	UNITED REFINING CORP	10.50% 02/28/2018 892,000	927,680	834,020
	UNITED RENTALS NORTH AMERICA INC	9.25% 12/15/2019 1,060,000	1,181,100	1,110,350
	UNITED RENTALS NORTH AMERICA INC	10.88% 06/15/2016 250,000	283,125	277,500
	UNIVISION COMMUNICATIONS INC	7.88% 11/01/2020 925,000	967,375	938,875
	UNIVISION COMMUNICATIONS INC	8.50% 05/15/2021 800,000	804,000	728,000
	UNIVISION COMMUNICATIONS INC	6.88% 05/15/2019 1,000,000	1,000,000	965,000
	US ONCOLOGY	9.13% 08/2017 500,000	8,750	6,250
	USAA AUTO OWNER TR	1.30% 06/16/2014 4,693,244	4,709,498	4,705,709
	USAA AUTO OWNER TR	3.02% 06/17/2013 9,409	9,470	9,419
	USAA AUTO OWNER TR	1.54% 02/18/2014 1,992,195	1,998,533	1,997,233
	VAIL RESORTS INC	6.50% 05/01/2019 960,000	988,800	979,200
	VANGUARD HEALTH HLDG CO II	7.75% 02/01/2019 2,849,000	2,898,590	2,735,040
	VEB FINANCE PLC	5.45% 11/22/2017 1,500,000	1,500,000	1,485,000
	VERSO PAPER HLDGS LLC	8.75% 02/01/2019 644,000	597,310	392,840
	VIDEOTRON GROUP	9.13% 04/15/2018 875,000	976,719	963,594
	VIDEOTRON HLDGS	6.88% 01/15/2014 152,000	153,710	152,380
	VIRGIN MEDIA FINANCE PLC	9.50% 08/15/2016 2,125,000	2,382,656	2,385,312
	VISANT CORP	10.00% 10/01/2017 960,000	998,400	878,400
	VISTEON CORP	6.75% 04/15/2019 2,400,000	2,328,000	2,394,000
	VOLKSWAGEN AUTO LEASE TR	0.67% 12/20/2013 2,688,069	2,689,559	2,688,125
	VOLKSWAGEN AUTO LEASE TR	0.77% 01/22/2013 2,421,291	2,422,336	2,422,202
	VOLKSWAGEN AUTO LEASE TR	1.31% 01/20/2014 2,660,795	2,671,302	2,666,479
	VOLKSWAGEN INT'L FINANCE	VAR 10/01/2012 2,700,000	2,700,000	2,697,259
	VOLKSWAGEN INT'L FINANCE	VAR 04/01/2014 1,000,000	1,000,000	979,912
	VOLKSWAGEN INT'L FINANCE	VAR 10/01/2012 1,400,000	1,400,000	1,398,579
	WACHOVIA BK	VAR 03/15/2016 2,200,000	2,070,200	1,969,414
	WACHOVIA CAPITAL TST	0.058 628,000	370,520	525,950
	WACHOVIA CORP	VAR 04/23/2012 5,000,000	5,000,832	5,004,255
	WAL-MART STORES, INC	ZERO CPN 01/30/2012 8,000,000	7,999,742	7,999,786
	WARNER CHILCOTT CO LLC	7.75% 09/15/2018 378,000	386,505	386,032
	WDAC	8.5% 12/2014 750,000	938,110	36,510
	WELLS FARGO & CO	5.25% 10/23/2012 2,000,000	2,070,150	2,070,154
	WEST CORP	11.00% 10/15/2016 875,000	930,781	920,937
	WEST CORP	8.63% 10/01/2018 250,000	256,250	252,500
	WESTPAC BKING CORP	2.25% 11/19/2012 1,000,000	1,009,855	1,009,941
	WESTPAC BKING CORP	0.43% 03/23/2012 2,000,000	2,000,000	2,000,742
	WESTPAC BKING CORP	0.40% 05/03/2012 2,000,000	2,000,000	1,999,993
	WESTPAC BKING CORP	0.41% 06/21/2012 1,000,000	1,000,000	999,657
	WESTPAC BKING CORP	0.3% 01/13/2012 1,000,000	1,000,000	1,000,043

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2011 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	WESTPAC BKING CORP	0.36% 02/03/2012 500,000	500,000.00	500,063.00
	WHITE NIGHTS FINANCE	10.50% 03/25/2014 1,000,000	1,207,500.00	1,120,410.00
	WHITING PETROLEUM CORP	7.00% 02/01/2014 443,000	477,332.00	471,795.00
	WHITING PETROLEUM CORP	6.50% 10/01/2018 65,000	67,762.00	67,925.00
	WIND ACQUISITION FINANCE SA	11.75% 07/15/2017 2,070,000	2,333,119.00	1,852,650.00
	WIND ACQUISITION FINANCE SA	7.25% 02/15/2018 2,143,000	1,937,491.00	1,950,130.00
	WINDSTREAM CORP	7.88% 11/01/2017 875,000	934,062.00	947,187.00
	WINDSTREAM CORP	7.75% 10/15/2020 920,000	984,400.00	951,050.00
	WORLD OMNI AUTO RECEIVABLES TR	5.58% 04/15/2014 2,104,184	2,148,496.00	2,150,689.00
	WORLD OMNI AUTO RECEIVABLES TR	1.34% 12/16/2013 989,226	993,098.00	990,799.00
	WORLD OMNI AUTO RECEIVABLES TR	3.33% 05/15/2013 177,433	178,591.00	177,720.00
	WORLD OMNI AUTO RECEIVABLES TR	0.64% 11/15/2013 376,291	376,333.00	376,098.00
	WORLD OMNI AUTO RECEIVABLES TR	0.81% 10/15/2013 1,841,923	1,842,753.00	1,841,626.00
	WORLD OMNI AUTO RECEIVABLES TR	0.41% 11/15/2012 1,043,370	1,043,333.00	1,044,420.00
	WPX ENERGY INC	6.00% 01/15/2022 917,000	917,000.00	938,779.00
	XERIUM TECHNOLOGIES INC	8.88% 06/15/2018 800,000	782,000.00	724,000.00
	XM SATELLITE RADIO INC	7.63% 11/01/2018 1,639,000	1,736,943.00	1,720,950.00
	YONKERS RACING CORP	11.38% 07/15/2016 225,000	243,000.00	231,750.00
	TOTAL CORPORATE DEBT SECURITIES		1,021,600,912	1,018,041,405
U.S. FEDERAL, STATE, LOCAL AND NON-U.S. GOVERNMENT SECURITIES:
	AFRICAN DEV BK GLBL NT	1.75% 10/01/2012 1,000,000	1,009,169	1,008,920
	AUSTRALIA(CMNWLTH)	VAR 09/20/2025 2,500,000	2,634,968	3,283,562
	AUSTRALIA(CMNWLTH)	VAR 08/20/2020 1,000,000	1,634,740	1,903,356
	AUSTRALIA(CMNWLTH)	VAR 09/20/2030 600,000	601,340	736,354
	BUCKEYE OHIO TOB SETTLMNT	5.88% 06/01/2047 100,000	97,082	71,648
	BUCKEYE OHIO TOB SETTLMNT	6.5% 06/01/2047 6,400,000	4,642,368	5,024,512
	CANADA (GOVT OF)	VAR12/01/2021 100,000	201,641	198,055
	CANADA (GOVT OF)	VAR 12/01/2036 50,000	87,267	90,908
	CANADA (GOVT OF)	VAR 12/01/2041 50,000	70,642	76,302
	CANADA (GOVT OF)	VAR 12/01/2044 200,000	255,538	254,772
	CANADA (GOVT OF)	2.75% 09/01/2016 400,000	414,213	418,907
	EUROPEAN INVT BK NT	4.63% 03/21/2012 3,600,000	3,633,932	3,627,540
	EXPORT DEV CANADA	1.75% 09/24/2012 4,000,000	4,042,993	4,032,740
	EXPORT DEV CANADA	4.50% 10/25/2012 2,275,000	2,352,682	2,347,568
	FEDERAL HOME LOAN BANKS	0.40% 05/01/2013 1,000,000	1,000,000	1,000,227
	FEDERAL HOME LOAN BANKS	0.35% 08/10/2012 2,000,000	2,000,000	2,000,242
	FEDERAL HOME LOAN BANKS	0.35% 11/13/2012 1,200,000	1,200,000	1,200,421
	FEDERAL HOME LOAN BANKS	VAR 02/08/2013 7,700,000	7,698,718	7,703,858
	FEDERAL HOME LOAN BANKS	ZERO 01/06/2012 7,000,000	6,999,981	6,999,986
	FEDERAL HOME LOAN MTG CORP	VAR 05/03/2013 3,800,000	3,799,503	3,800,984
	FEDERAL HOME LOAN MTG CORP	VAR 05/16/2013 4,000,000	4,000,814	4,000,540
	FEDERAL HOME LOAN MTG CORP	VAR 02/10/2012 4,000,000	3,999,823	4,000,300
	FEDERAL HOME LOAN MTG CORP	5.50%, 01/15/2042 1,000,000	1,074,688	1,074,688
	FEDERAL NATIONAL MTG ASSOC	ZERO CPN 03/28/2012 8,000,000	7,998,453	7,999,624
	FEDERAL NATIONAL MTG ASSOC	ZERO CPN 01/25/2012 8,000,000	7,998,933	7,999,904
	FEDERAL NATIONAL MTG ASSOC	ZERO CPN 02/01/2019 390,000	216,934	301,766
	FEDERAL NATIONAL MTG ASSOC	ZERO CPN 01/17/2012 8,000,000	7,999,467	7,999,936

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2011 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
U.S. FEDERAL, STATE, LOCAL AND NON-U.S. GOVERNMENT SECURITIES (CONTINUED):
	FEDERAL NATIONAL MTG ASSOC	2.00% 01/09/2012 100,000	100,042	100,032
	FEDERAL NATIONAL MTG ASSOC	2.00% 01/09/2012 4,000,000	4,001,600	4,001,272
	FEDERAL NATIONAL MTG ASSOC	5.00% 02/16/2012 3,538,000	3,559,746	3,558,566
	FEDERAL NATIONAL MTG ASSOC	6.00% 04/18/2036 740,000	817,728	859,255
	FEDERAL NATIONAL MTG ASSOC	5.25% 08/01/2012 220,000	230,008	226,084
	FEDERAL NATIONAL MTG ASSOC	ZERO CPN 04/25/2012 8,000,000	7,997,700	7,999,496
	FEDERAL NATIONAL MTG ASSOC	4.00%, 01/25/2042 10,000,000	10,454,297	10,454,297
	FEDERAL NATIONAL MTG ASSOC	5.50%, 01/25/2042 16,000,000	17,295,000	17,295,000
	FEDERAL NATIONAL MTG ASSOC	6.00%, 01/25/2042 1,500,000	1,636,406	1,636,406
	FEDERAL NATIONAL MTG ASSOC	5.00%, 01/25/2042 20,200,000	21,626,625	21,626,625
	FINANCING CORP	ZERO CPN 04/05/2019 160,000	111,528	138,148
	GOVERNMENT NATIONAL MTG ASSOC	4.50%, 01/15/2042 500,000	543,301	543,301
	ILLINOIS STATE	4.42% 01/01/2015 5,570,000	5,688,172	5,765,563
	INST CRED OFICIAL FRN	VAR 03/25/2014 2,200,000	3,109,458	2,669,232
	ITALY(REPUBLIC OF)	VAR 09/15/2016 1,000,000	1,452,728	1,161,620
	ITALY(REPUBLIC OF)	VAR 09/15/2021 2,400,000	3,397,742	2,378,304
	KREDITANSTALT FUER WIEDERAUFBAU KFW	2.25% 04/16/2012 2,000,000	2,011,460	2,009,558
	NEW STH WALES TSY	VAR 11/20/2025 1,200,000	1,085,171	1,460,529
	PETROLEOS MEXICANOS	5.50% 01/21/2021 3,500,000	3,465,385	3,797,500
	SASKATCHEWAN(PROVINCE OF)CANADA	8.00% 02/01/2013 2,000,000	2,158,111	2,154,918
	TENNESSEE VALLEY AUTHORTY	7.13% 05/01/2030 942,000	1,321,014	1,435,638
	TOBACCO STTLMNT/WEST VA	7.47% 06/01/2047 95,000	89,300	68,539
	U.S. OF AMER TREAS	4.25% 12/07/2040 500,000	908,253	955,150
	U.S. OF AMER TREAS	4.75% 12/07/2038 200,000	391,396	412,272
	U.S. OF AMER TREAS	VAR 11/22/2022 800,000	1,769,527	1,835,571
	U.S. OF AMER TREAS BILLS	ZERO CPN 06/30/2012 1,100,000	1,099,714	1,099,675
	U.S. OF AMER TREAS BILLS	ZERO CPN 06/30/2012 4,900,000	4,898,732	4,898,554
	U.S. OF AMER TREAS BONDS	1.13% 01/15/2021 7,600,000	8,146,560	8,774,041
	U.S. OF AMER TREAS BONDS	1.13% 01/15/2021 8,600,000	9,391,469	9,928,520
	U.S. OF AMER TREAS BONDS	2.38% 01/15/2025 9,300,000	12,019,460	14,204,853
	U.S. OF AMER TREAS BONDS	3.88% 08/15/2040 5,000,000	5,512,520	5,993,750
	U.S. OF AMER TREAS BONDS	2.00% 01/15/2026 15,500,000	20,196,874	21,738,209
	U.S. OF AMER TREAS BONDS	4.38% 05/15/2041 6,750,000	8,266,641	8,795,041
	U.S. OF AMER TREAS BONDS	1.75% 01/15/2028 12,250,000	11,604,585	15,923,807
	U.S. OF AMER TREAS BONDS	3.13% 11/15/2041 2,200,000	2,316,310	2,304,843
	U.S. OF AMER TREAS BONDS	VAR 02/15/2041 3,500,000	3,893,003	4,888,525
	U.S. OF AMER TREAS BONDS	VAR 02/15/2041 14,900,000	18,372,260	20,811,150
	U.S. OF AMER TREAS BONDS	2.50% 01/15/2029 2,900,000	3,645,059	4,080,760
	U.S. OF AMER TREAS BONDS	6.25% 08/15/2023 11,200,000	15,511,889	16,030,000
	U.S. OF AMER TREAS NOTES	1.38% 01/15/2020 7,050,000	7,181,976	8,405,886
	U.S. OF AMER TREAS NOTES	2.00% 01/15/2014 15,729,000	20,471,727	20,413,858
	U.S. OF AMER TREAS NOTES	2.00% 07/15/2014 8,088,000	9,406,459	10,468,791
	U.S. OF AMER TREAS NOTES	2.63% 07/15/2017 15,600,000	19,830,242	20,289,877
	U.S. OF AMER TREAS NOTES	3.00% 07/15/2012 20,176,000	26,146,588	25,956,792
	U.S. OF AMER TREAS NOTES	3.88% 04/15/2029 10,700,000	22,791,269	22,966,744
	U.S. OF AMER TREAS NOTES	2.38% 01/15/2027 15,300,000	20,802,256	22,188,371
	U.S. OF AMER TREAS NOTES	2.00% 01/15/2016 1,893,000	2,129,454	2,414,081
	U.S. OF AMER TREAS NOTES	2.38% 01/15/2017 7,400,000	7,986,678	9,645,549

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2011 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
U.S. FEDERAL, STATE, LOCAL AND NON-U.S. GOVERNMENT SECURITIES (CONTINUED):
	U.S. OF AMER TREAS NOTES	1.88% 07/15/2015 4,855,000	6,131,331	6,233,411
	U.S. OF AMER TREAS NOTES	0.50% 04/15/2015 4,500,000	4,905,046	4,920,075
	U.S. OF AMER TREAS NOTES	0.63% 07/15/2021 20,100,000	20,892,288	21,604,217
	U.S. OF AMER TREAS NOTES	1.25% 07/15/2020 7,100,000	8,220,198	8,338,828
	U.S. OF AMER TREAS NOTES	1.38% 12/31/2018 7,200,000	7,146,000	7,213,500
	U.S. OF AMER TREAS NOTES	1.88% 07/15/2019 10,400,000	11,209,608	12,995,494
	U.S. OF AMER TREAS NOTES	2.00% 11/15/2021 16,600,000	16,695,604	16,789,340
	U.S. OF AMER TREAS NOTES	2.13% 08/15/2021 12,650,000	12,998,249	12,974,156
	U.S. OF AMER TREAS NOTES	2.13% 01/15/2019 1,700,000	1,799,153	2,131,198
	U.S. OF AMER TREAS NOTES	2.25% 07/31/2018 49,600,000	52,540,183	52,754,262
	U.S. OF AMER TREAS NOTES	3.13% 05/15/2021 4,800,000	5,282,594	5,359,498
	U.S. OF AMER TREAS NOTES	3.50% 05/15/2020 20,000,000	21,747,469	23,007,820
	U.S. OF AMER TREAS NOTES	0.13% 04/15/2016 12,400,000	13,156,186	13,262,068
	U.S. OF AMER TREAS NOTES	0.63% 04/15/2013 1,000,000	1,026,475	1,089,449
	U.S. OF AMER TREAS NOTES	1.25% 04/15/2014 3,200,000	3,408,048	3,588,046
	U.S. OF AMER TREAS NOTES	1.38% 07/15/2018 2,200,000	2,410,854	2,615,703
	U.S. OF AMER TREAS NOTES	3.63% 04/15/2028 13,300,000	26,566,885	27,687,392
	U.S. OF AMER TREAS NOTES	VAR 01/15/2015 3,100,000	4,037,991	3,965,105
	U.S. OF AMER TREAS NOTES	1.88% 07/15/2013 10,600,000	13,699,942	13,666,686
	UNIV CALIF REGTS MED CTR	6.40% 05/15/2031 6,900,000	6,900,000	8,002,344
	TOTAL U.S. FEDERAL, STATE, LOCAL AND NON-U.S. GOVERNMENT		675,283,416	704,120,765
	SECURITIES
MORTGAGE-BACKED SECURITIES:
	ARKLE MASTER ISSUER	VAR 05/17/2060 800,000	800,000	794,128
	BANC OF AMERICA FNDNG CORP	VAR 05/20/2036 824,964	542,065	579,910
	BANC OF AMERICA FUNDING TR	VAR 04/25/2037 437,568	332,552	294,406
	BANC OF AMERICA MTG TR	VAR 02/25/2035 749,983	564,366	631,882
	BCCR TR	VAR 08/21/2045 6,000,000	5,130,000	6,632,622
*	BEAR STEARNS TR	VAR 03/25/2035 94,926	93,124	88,029
*	BEAR STEARNS TR	VAR 08/25/2035 48,436	47,289	41,332
	CD 2007 CD4 COML MTG TR	5.21% 12/11/2049 891,015	908,696	902,213
	CENTERPNT ENRGY TRNS BD CO	4.97% 08/01/2014 1,990,890	2,021,736	2,006,311
	CITIGROUP MTG LOAN TR	VAR 09/25/2037 536,809	373,818	302,590
	CITIGROUP MTG LOAN TR	VAR 10/25/2035 926,608	549,285	504,808
	CITIGROUP MTG LOAN TR	VAR 09/25/2035 37,806	36,388	30,004
	CITIGROUP MTG LOAN TR	VAR 08/25/2035 45,089	44,326	40,031
	CITIGROUP/DEUTSCHE BK	VAR 11/15/2044 100,000	81,297	110,834
	COMM MTG SEC'S	6.75% 06/20/2031 685,394	635,845	731,960
	CWALT ALTERNATIVE LN TR	VAR 12/20/2046 1,283,524	759,204	586,198
	FEDERAL NATIONAL MTG ASSOC	3.50% 01/15/2041 6,000,000	6,097,500	6,170,628
	FEDERAL HOME LOAN MTG CORP	4.00% 30 YRS 59,000,000	61,298,437	61,876,250
	FEDERAL HOME LOAN MTG CORP	VAR 01/01/2037 730,407	757,477	772,256
	FEDERAL HOME LOAN MTG CORP	VAR 09/01/2037 376,236	387,655	406,384
	FEDERAL NATIONAL MTG ASSOC	3.50% 02/01/2026 285,606	298,190	298,936
	FEDERAL NATIONAL MTG ASSOC	3.50% 02/01/2041 1,934,454	1,923,270	1,991,220
	FEDERAL NATIONAL MTG ASSOC	3.50% 10/01/2040 5,701,632	5,816,556	5,868,947
	FEDERAL NATIONAL MTG ASSOC	4.00% 04/01/2041 905,717	925,069	952,582
	FEDERAL NATIONAL MTG ASSOC	4.00% 04/01/2041 960,999	981,533	1,010,725

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2011 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
MORTGAGE-BACKED SECURITIES (CONTINUED):
	FEDERAL NATIONAL MTG ASSOC	4.00% 04/01/2041 26,098	26,428	27,449
	FEDERAL NATIONAL MTG ASSOC	4.00% 08/01/2041 567,439	579,563	596,800
	FEDERAL NATIONAL MTG ASSOC	4.00% 08/01/2041 533,051	544,441	560,634
	FEDERAL NATIONAL MTG ASSOC	4.00% 12/01/2025 82,428	86,086	86,960
	FEDERAL NATIONAL MTG ASSOC	4.00% 12/01/2040 409,249	417,993	430,297
	FEDERAL NATIONAL MTG ASSOC	4.00% 01/01/2041 872,153	883,192	917,010
	FEDERAL NATIONAL MTG ASSOC	4.00% 03/01/2024 259,615	271,135	273,887
	FEDERAL NATIONAL MTG ASSOC	4.00% 03/01/2041 1,398,082	1,427,955	1,470,424
	FEDERAL NATIONAL MTG ASSOC	4.00% 03/01/2041 13,796,293	13,971,967	14,510,168
	FEDERAL NATIONAL MTG ASSOC	4.00% 05/01/2041 91,369	92,526	96,097
	FEDERAL NATIONAL MTG ASSOC	4.00% 10/01/2040 962,040	982,596	1,011,519
	FEDERAL NATIONAL MTG ASSOC	7.00% 12/01/2027 46,862	49,921	54,406
	FEDERAL NATIONAL MTG ASSOC	8.00% 08/01/2015 2,183	2,303	2,357
	FEDERAL NATIONAL MTG ASSOC	8.00% 08/01/2015 16,054	16,938	17,386
	FEDERAL NATIONAL MTG ASSOC	8.00% 09/01/2015 6,187	6,432	6,659
	FEDERAL NATIONAL MTG ASSOC	9.00% 11/01/2021 3,373	3,616	3,873
	FEDERAL NATIONAL MTG ASSOC	4.00% 15 YRS 12,000,000	12,646,875	12,654,372
	FEDERAL NATIONAL MTG ASSOC	3.00% 15 YRS 8,000,000	8,201,250	8,236,248
	GOVERNMENT NATIONAL MTG ASSOC	VAR 05/20/2037 326,003	321,062	325,645
	GOVERNMENT NATIONAL MTG ASSOC	VAR 03/20/2037 789,318	777,355	788,450
	GOVERNMENT NATIONAL MTG ASSOC	7.50% 03/15/2029 9,646	10,265	11,267
	HARBORVIEW MTG LOAN TR	VAR 02/025/2036 434,957	226,450	276,971
	INDUS(ECLIPSE)	VAR 01/25/2020 978,861	1,347,530	1,232,211
	INDYMAC INDA	VAR 11/25/2037 314,090	204,270	224,984
	LB-UBS COMMERCIAL MTG TR	4.95% 09/2030 3,279,000	2,517,737	3,579,497
	MASTR ADJ RATE MTGS TR	VAR 01/25/2036 738,416	567,725	527,864
	MERRILL LYNCH	5.70% 09/12/2049 100,000	72,375	106,432
	ML-CFC COMM MTG TR	VAR 06/12/2050 4,290,000	2,805,355	4,537,207
	MORGAN STANLEY CAPITAL	VAR 06/11/2049 80,000	63,966	87,946
	MORGAN STANLEY MTG LN TR	VAR 07/25/2035 1,182,605	728,221	776,448
	MORGAN STANLEY MTG LN TR	VAR 06/25/2037 730,601	353,448	339,260
	MORGAN STANLEY MTG LN TR	VAR 08/25/2034 406,169	210,799	301,298
	MORGAN STANLEY MTG LN TR	VAR 06/25/2036 1,936,218	1,565,009	1,482,417
	RALI SERIES TR	VAR 12/25/2035 1,883,177	1,065,273	888,666
	RALI SERIES TR	VAR 06/25/2046 257,342	214,056	80,885
	RBSGC MTG LOAN TR	VAR 01/25/2037 1,108,236	433,636	549,111
	STRCTRD ADJ RATE MTG LN TR	VAR 05/25/2036 979,983	546,444	686,707
	STRCTRD ADJ RATE MTG LN TR	VAR 01/2035 875,888	548,475	656,732
	THORNBURG MTG SEC'S TR	VAR 09/25/2037 908,600	712,221	883,621
	THORNBURG MTG SEC'S TR	VAR 09/37 449,802	450,926	437,436
	THORNBURG MTG SECS	VAR 09/37 891,484	678,752	791,386
	WACHOVIA BANK COMM MTG	4.94% 04/15/2042 837,000	638,968	909,559
	WACHOVIA BANK COMM MTG	VAR 01/2045 210,000	157,361	228,775
	WACHOVIA BANK COMM MTG	VAR 07/2042 1,228,000	945,600	1,346,287

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2011 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
MORTGAGE-BACKED SECURITIES (CONTINUED):
	WACHOVIA BANK COMM MTG	5.572% 10/2048 100,000	71,020	108,453
	WELLS FARGO MTG BCKD TR	VAR 10/2035 2,316,276	2,022,760	1,948,044
	WELLS FARGO MTG BCKD TR	VAR 10/2035 715,940	658,217	614,374
	WELLS FARGO MTG BCKD TR	VAR 04/2036 253,968	196,371	191,018
	TOTAL MORTGAGE-BACKED SECURITIES		152,728,542	159,500,683
DERIVATIVES RECEIVABLE:
	90DAY EURO$ FUTR LONG	VAR MRGN EX: 06/15/2015 SIZE 250,000	—	1,608,205
	90DAY EURO$ FUTR LONG	FUTR LONG EX: 06/15/2015	1,608,205	(1,608,205)
	90DAY EURO$ FUTR LONG	VAR MRGN EX: 03/17/2014 SIZE 250,000	—	944,550
	90DAY EURO$ FUTR LONG	FUTR LONG EX: 03/17/2014	944,550	(944,550)
	90DAY EURO$ FUTR LONG	VAR MRGN EX: 09/14/2015 SIZE 250,000	—	486,562
	90DAY EURO$ FUTR LONG	FUTR LONG EX: 09/14/2015	486,562	(486,562)
	3MO EURO$ FUTR LONG	VAR MRGN EX: 12/16/2013 SIZE 250,000	—	21,099
	3MO EURO$ FUTR LONG	FUTR LONG EX: 12/16/2013	21,099	(21,099)
	US 10YR NOTE FUTR LONG	VAR MRGN EX: 03/21/2012 SIZE 100,000	—	26,771
	US 10YR NOTE FUTR LONG	FUTR LONG EX: 03/21/2012	26,771	(26,771)
	90DAY EURO$ FUTR LONG	VAR MRGN EX: 12/16/2013 SIZE 250,000	—	296,064
	90DAY EURO$ FUTR LONG	FUTR LONG EX: 12/16/2013	296,064	(296,064)
	90DAY EURO$ FUTR LONG	VAR MRGN EX: 06/17/2013 SIZE 250,000	—	2,620
	90DAY EURO$ FUTR LONG	FUTR LONG EX: 06/17/2013	2,620	(2,620)
	90DAY EURO$ FUTR LONG	VAR MRGN EX: 03/18/2013 SIZE 250,000	—	62,712
	90DAY EURO$ FUTR LONG	FUTR LONG EX: 03/18/2013	62,712	(62,712)
	90DAY EURO$ FUTR LONG	VAR MRGN EX: 09/16/2013 SIZE 250,000	—	191,397
	90DAY EURO$ FUTR LONG	FUTR LONG EX: 09/16/2013	191,397	(191,397)
	FWD CURRENCY CONTRACT - BRL	BRL RATE 1.8118 EX 03/02/2012	—	1,960
	FWD CURRENCY CONTRACT - BRL	BRL RATE 1.8776 EX 03/02/2012	—	3,525
	FWD CURRENCY CONTRACT - BRL	BRL RATE 1.8795 EX 03/02/2012	—	2,941
	FWD CURRENCY CONTRACT - CAD	CAD RATE 1.0285 EX 02/02/2012	—	3,723
	FWD CURRENCY CONTRACT - CAD	CAD RATE 1.0156 EX 02/09/2012	—	853
	FWD CURRENCY CONTRACT - CNY	CNY RATE 6.3936 EX 02/13/2012	—	1,209
	FWD CURRENCY CONTRACT - CNY	CNY RATE 6.4920 EX 02/13/2012	—	11,251
	FWD CURRENCY CONTRACT - CNY	CNY RATE 6.3960 EX 06/01/2012	—	25,305
	FWD CURRENCY CONTRACT - EUR	EUR RATE 0.7703 EX 01/17/2012	—	708,508
	FWD CURRENCY CONTRACT - EUR	EUR RATE 0.7343 EX 01/17/2012	—	92,869
	FWD CURRENCY CONTRACT - EUR	EUR RATE 0.7703 EX 01/04/2012	—	342,838
	FWD CURRENCY CONTRACT - EUR	EUR RATE 0.7620 EX 02/12/2012	—	126,027
	FWD CURRENCY CONTRACT - GBP	GBP RATE 0.6380 EX 03/12/2012	—	20,405
	FWD CURRENCY CONTRACT - GBP	GBP RATE 0.6395 EX 03/12/2012	—	14,983
	FWD CURRENCY CONTRACT - INR	INR RATE 50.1900 EX 07/12/2012	—	8,466
	FWD CURRENCY CONTRACT - INR	INR RATE 51.0000 EX 07/12/2012	—	34,945
	FWD CURRENCY CONTRACT - INR	INR RATE 52.6700 EX 07/12/2012	—	23,659
	FWD CURRENCY CONTRACT - INR	INR RATE 53.1800 EX 07/12/2012	—	6,026
	FWD CURRENCY CONTRACT - INR	INR RATE 54.8000 EX 07/12/2012	—	239
	FWD CURRENCY CONTRACT - INR	INR RATE 54.4300 EX 07/12/2012	—	1,489
	FWD CURRENCY CONTRACT - KRW	KRW RATE 1151.00 EX 02/27/2012	—	464
	FWD CURRENCY CONTRACT - KRW	KRW RATE 1135.00 EX 02/27/2012	—	3,696
	FWD CURRENCY CONTRACT - PHP	PHP RATE 43.3650 EX 03/15/2012	—	9,490
	FWD CURRENCY CONTRACT - PHP	PHP RATE 43.4300 EX 03/15/2012	—	2,645

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2011 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
DERIVATIVES RECEIVABLE (CONTINUED):
	FWD CURRENCY CONTRACT - PHP	PHP RATE 43.7900 EX 03/15/2012	—	1,009
	FWD CURRENCY CONTRACT - PHP	PHP RATE 43.9300 EX 03/15/2012	—	877
	FWD CURRENCY CONTRACT - PHP	PHP RATE 43.9800 EX 03/15/2012	—	241
	GENERAL MOTORS CO WTS	EX 07/10/2016 2,770	—	32,492
	GENERAL MOTORS CO WTS	EX 07/10/2019 2,770	—	21,661
	NORTEK INC WTS	EX 12/07/2014 432	—	540
	GREEN FIELD ENERGY WTS	1,275 SHARES	—	57,375
	IRS - LIBOR SWAP	EX 12/21/2041 1,000,000	—	296,064
	CDI OVERNIGHT INDEX SWAP	EX 01/02/2013 1,500,000	—	13,246
	CDI OVERNIGHT INDEX SWAP	EX 01/02/2014 14,900,000	—	12,633
	CDI OVERNIGHT INDEX SWAP	EX 01/02/2013 1,200,000	—	9,621
	CDI OVERNIGHT INDEX SWAP	EX 01/02/2013 5,500,000	—	44,333
	CDI OVERNIGHT INDEX SWAP	EX 01/02/2013 1,300,000	—	10,479
	CDI OVERNIGHT INDEX SWAP	EX 01/02/2013 400,000	—	3,378
	CDI OVERNIGHT INDEX SWAP	EX 01/02/2013 2,400,000	—	23,394
	CDX.NA.IG.14.J SWAP	EX 06/20/2015 34,900,000	—	71,389
	AIG 6.25 01MAY SWAP	EX 12/20/2013 3,250,000	—	76,189
	ALLYFI 6.875 SWAP	EX 06/20/2012 900,000	—	567
	TOL-FINCORP SWAP	EX 06/20/2017 2,500,000	—	146,859
	EMBRQ 7.082 01 SWAP	EX 06/20/2016 1,000,000	—	43,755
	GMT (3) 5.8 01 SWAP	EX 03/20/2016 1,000,000	—	40,272
	PETBRA-INTFIN SWAP	EX 09/20/2012 100,000	—	94
	UKIN 4.25 07JUN SWAP	EX 06/20/2015 3,200,000	—	32,310
	P/PUT INTEREST RATE OPTN	P/PUT EX 11/19/2012 5,100,000	12,367	1,670
	P/PUT INTEREST RATE OPTN	P/PUT EX 09/24/2012 3,700,000	28,615	60,790
	P/PUT INTEREST RATE OPTN	P/PUT EX 11/19/2012 11,800,000	123,718	3,862
	TOTAL DERIVATIVES RECEIVABLE		3,804,680	2,452,616
OTHER:
	BARCLAYS DOMICILED MM FD	12 SHARES	12	12
	CASH COLLATERAL/MM FD	11,649,569 SHARES	11,536,570	11,476,570
	REPO CR SUISSE FRST BSTN LLC	12,700,000 SHARES	12,700,000	12,700,000
	TOTAL OTHER		24,236,582	24,176,582
	TOTAL INVESTMENTS		13,818,040,428	13,953,392,286

*	PARTY-IN-INTEREST INVESTMENTS

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER: 002 — EIN: 13/4994650
SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)
FOR THE YEAR ENDED DECEMBER 31, 2011
(IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
FOLLOWING ARE THE PURCHASES AND SALES OF NON EXCLUDED ASSETS:
NON-U.S. GOVERNMENT SECURITIES AND AGENCY SECURITIES:
	ITALY(REPUBLIC OF)	SEMI-ANN FLTG 10/15/2017 1,600,000	$2,264,413	$2,050,317
	ITALY(REPUBLIC OF)	SEMI-ANN FLTG 09/15/2023 400,000	606,453	541,537
	ITALY(REPUBLIC OF)	SEMI-ANN FLTG 09/15/2019 1,100,000	1,652,799	1,506,556
DERIVATIVES:
	P/CALL IRS CALL SOCIETY	P/CALL IRO EX 04/30/2012 11,200,000	40,298	94,253
	P/PUT IRS PUT SOCIETY	P/PUT IRO EX 09/24/2012 3,700,000	206,610	236,060
	P/PUT IRS PUT SOCIETY	P/PUT IRO EX 09/24/2012 3,700,000	123,718	123,718
	ABU DHABIEM EM	3,000,000 SHARES	949	949
	BAKKAVOR FINANCE	SEMI-ANN 8.25% 02/15/2018 125,000	198,050	172,567
	CDX IG14 5Y BP	10,800,000 SHARES	(72,338)	—
	CDX IG14 5Y CME	34,900,000 SHARES	196,604	196,604
	CDX IG16 5Y BP	5,700,000 SHARES	49,868	80,127
	CDX IG16 5Y CME	5,700,000 SHARES	93,585	78,261
	CDX IG16 5Y SP GST	17,800,000 SHARES	36,084	48,110
	CROWN NEWCO	SEMI-ANN 7.00% 02/15/2018 250,000	398,488	405,461
	FVA A USD	40,000,000 SHARES	(211,208)	—
	FVA A USD	4,400,000 SHARES	(23,233)	—
	GALA GROUP FINANCE PLC	SEMI-ANN 8.88% 09/01/2018 200,000	298,912	301,061
	ILS INF FLOOR	2,000,000 SHARES	(16,400)	(16,400)
	IRS GBP	1.50% 03/15/2014 1,000,000	—	3,142
	IRS GBP	1,000,000 SHARES	3,731	3,721
	IRS MYC	86,000,000 SHARES	1,874,800	—
	IRS CBK	1,300,000 SHARES	42,770	—
	IRS BRC	1,100,000 SHARES	6,600	—
	IRS GLM	2,200,000 SHARES	75,680	—
	ITRAXX.O CALL SOCIETY	1,400,000 SHARES	(4,149)	—
	ITRAXX.O PUT SOCIETY	1,000,000 SHARES	(3,554)	—
	ITRAXX.O PUT SOCIETY	1,400,000 SHARES	(10,655)	—
	ST OF QATAR EM SP RYL	1,600,000 SHARES	506	506
	EURO-BOBL FUT	FUT EX 12/08/2011 SIZE 100,000	—	(4,583)
	EURO-BOBL FUT	FUT EX 09/08/2011 SIZE 100,000	—	380,198
	EURO-BUND FUT	FUT EX 12/08/2011 SIZE 100,000	—	65,506
	EURO-BUND FUT	FUT EX 09/08/2011 SIZE 100,000	—	5,264
	S&P500 EMINI FUT FUT	FUT EX 06/17/2011 SIZE 50	—	(32,412)
	S&P500 EMINI FUT FUT	FUT EXPIRES 03/18/2011 SIZE 50	—	25,493
	S&P500 EMINI FUT FUT	FUT EX 09/16/2011 SIZE 50	—	30,016
	US 10YR NOTE FUT	FUT EX 12/20/2011 SIZE 100,000	—	20,528
	US 10YR NOTE FUT	FUT EX 06/21/2011 SIZE 100,000	—	(45,167)
	US 10YR NOTE FUT	FUT EX 06/21/2011 SIZE 100,000	—	(77,411)

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER: 002 — EIN: 13/4994650
SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)
FOR THE YEAR ENDED DECEMBER 31, 2011
(IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
DERIVATIVES (CONTINUED):
	US 10YR NOTE FUT	FUT EX 03/22/2011 SIZE 100,000	—	(100,516)
	US 10YR NOTE FUT	FUT EX 09/21/2011 SIZE 100,000	—	64,439
	US 10YR NOTE FUT	FUT EX 09/21/2011 SIZE 100,000	—	(10,834)
	US 5YR NOTE (CBT) FUT	FUT EX 12/30/2011 SIZE 100,000	—	18,742
	US 5YR NOTE (CBT) FUT	FUT EX 09/30/2011 SIZE 100,000	—	(27,823)
	US 5YR NOTE (CBT) FUT	FUT EX 09/30/2011 SIZE 100,000	—	(108,583)
	3MO EURO EURIBOR FUT	FUT EX 12/17/2012 SIZE 250,000	—	51,612
	3MO EURO EURIBOR FUT	FUT EX 06/18/2012 SIZE 250,000	—	49,411
	3MO EURO EURIBOR FUT	FUT EX 03/18/2013 SIZE 250,000	—	50,077
	3MO EURO EURIBOR FUT	FUT EX 03/17/2014 SIZE 250,000	—	13,968
	3MO EURO EURIBOR FUT	FUT EX 09/17/2012 SIZE 250,000	—	50,133
	3MO EURO EURIBOR FUT	FUT EX 09/16/2013 SIZE 250,000	—	6,604
	90DAY EURO$ FUT	FUT EX 12/19/2011 SIZE 250,000	—	893,215
	90DAY EURO$ FUT	FUT EX 12/17/2012 SIZE 250,000	—	26,702
	90DAY EURO$ FUT	FUT EX 06/18/2012 SIZE 250,000	—	(25,549)
	90DAY EURO$ FUT	FUT EX 03/19/2012 SIZE 250,000	—	287,258
	90DAY EURO$ FUT	FUT EX 09/19/2011 SIZE 250,000	—	47,448
	90DAY EURO$ FUT	FUT EX 09/19/2011 SIZE 250,000	—	(62,146)
	90DAY EURO$ FUT	FUT EX 09/17/2012 SIZE 250,000	—	22,163
	CDX.O C	CALL SCTY 4098846 EX 06/15/2011 1	(1,890)	—
	CDX.O C	CALL SCTY 4098846 EX 06/15/2011 1	(2,790)	—
	CDX.O P	PUT SCTY 4098846 EX 06/15/2011 1	(3,200)	—
	CDS INDEX OP	PUT SCTY EX 12/21/2011 1	(95,220)	(47,760)
	CDS INDEX OP	PUT SCTY EX 12/21/2011 1	(76,200)	—
	SWAPTION - SOP	PUT SCTY EX 06/18/2012 1	(60,598)	(1,725)
	SWAPTION - SOP	PUT SCTY EX 06/18/2012 1	(64,638)	(1,840)
	SWAPTION - SOP	PUT SCTY EX 06/18/2012 1	(11,981)	(255)
	SWAPTION - SOP	PUT SCTY EX 06/18/2012 1	(20,966)	(446)
	W/CALL CDX	CLL SCTY EX 06/15/2011 1	(4,960)	—
	W/CALL CDX	CLL SCTY EX 09/21/2011 1	(2,030)	—
	W/CALL IRO OP	CLL SCTY EX 10/11/2012 1	—	(92,000)
	W/CALL IRO OP	CLL SCTY EX 11/14/2011 1	(2,875)	—
	W/CALL IRO OP	CLL SCTY EX 08/24/2011 1	(13,870)	(25,900)
	W/CALL IRO OP	CLL SCTY EX 10/11/2011 1	(33,124)	—
	W/CALL IRO OP	CLL SCTY EX 03/28/2011 1	(2,730)	—
	W/CALL IRO OP	CLL SCTY EX 03/28/2011 1	(8,921)	—
	W/CALL IRO OP	CLL SCTY EX 10/11/2011 1	(143,640)	(248,184)
	W/CALL IRO OP	CLL SCTY EX 08/24/2011 1	(6,655)	—
	W/CALL IRO OP	CLL SCTY EX 06/13/2011 1	(18,360)	—
	W/CALL US TREAS NT	CLL SCTY EX 03/25/2011 100,000	(6,666)	—
	W/CALL US TREAS NT	CLL SCTY EX 03/25/2011 100,000	(3,259)	—
	W/CALL US TREAS NT	CLL SCTY EX 05/20/2011 100,000	(24,997)	(2)

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER: 002 — EIN: 13/4994650
SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)
FOR THE YEAR ENDED DECEMBER 31, 2011
(IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
DERIVATIVES (CONTINUED):
	W/CALL US TREAS NT	CLL SCTY EX 03/25/2011 100,000	(3,212)	(304)
	W/CALL US TREAS NT	CLL SCTY EX 03/25/2011 100,000	(1,428)	—
	W/CALL US TREAS NT	CLL SCTY EX 05/20/2011 100,000	(29,040)	(34)
	W/CALL US TREAS NT	CLL SCTY EX 07/22/2011 100,000	(9,931)	—
	W/CALL US TREAS NT	CLL SCTY EX 08/26/2011 100,000	(27,457)	—
	W/PUT CDX	PUT SCTY EX 06/15/2011 1	(46,135)	—
	W/PUT CDX	PUT SCTY EX 12/21/2011 1	(95,220)	(95,220)
	W/PUT CDX	PUT SCTY EX 09/21/2011 1	(43,370)	—
	W/PUT CDX	PUT SCTY EX 09/21/2011 1	(2,250)	—
	W/PUT CDX	PUT SCTY EX 12/21/2011 1	(76,200)	(76,200)
	W/PUT EURO	PUT SCTY EX 09/19/2011 250,000	(22,448)	—
	W/PUT IRS OP	PUT SCTY EX 09/14/2011 1	(5,000)	—
	W/PUT IRS OP	PUT SCTY EX 10/11/2012 1	—	(92,000)
	W/PUT IRS OP	PUT SCTY EX 04/30/2012 1	(41,605)	(1,209)
	W/PUT IRS OP	PUT SCTY EX 09/24/2012 1	(207,756)	(174,300)
	W/PUT IRS OP	PUT SCTY EX 08/24/2011 1	(27,988)	—
	W/PUT IRS OP	PUT SCTY EX 03/28/2011 1	(21,204)	—
	W/PUT IRS OP	PUT SCTY EX 08/24/2011 1	(6,655)	—
	W/PUT IRS OP	PUT SCTY EX 10/11/2011 1	(61,020)	—
	W/PUT IRS OP	PUT SCTY EX 10/11/2011 1	(162,000)	—
	W/PUT IRS OP	PUT SCTY EX 06/13/2011 1	(19,740)	—
	W/PUT US TREAS NT	PUT SCTY EX 03/25/2011 100,000	(5,462)	(5,085)
	W/PUT US TREAS NT	PUT SCTY EX 03/25/2011 100,000	(2,539)	(3,885)
	W/PUT US TREAS NT	PUT SCTY EX 05/20/2011 100,000	(30,934)	—
	W/PUT US TREAS NT	PUT SCTY EX 07/22/2011 100,000	(9,658)	—
	W/PUT US TREAS NT	PUT SCTY EX 08/26/2011 100,000	(41,567)	—
SECURITIES SOLD SHORT:
	CASH COLL BARCLAYS CAP	2,120,000 SHARES	(2,120,000)	(2,120,000)
	CASH COLL DOM MSF BOS	1,400,000 SHARES	(1,400,000)	(1,400,000)
	CASH COLL DOM MSF FOB	250,000 SHARES	(250,000)	(250,000)
	CASH COLL MYC	690,000 SHARES	(690,000)	(690,000)
	CASH COLLTBA BOS	1,120,000 SHARES	(1,120,000)	(1,120,000)
	CASH COLLTBA BOB	5,180,000 SHARES	(5,180,000)	(5,180,000)
	CASH COLLTBA MSC	1,210,000 SHARES	(1,210,000)	(1,210,000)
	CASH COLLTBA MSC	320,000 SHARES	(320,000)	(320,000)
	CASH COLL BARCLAYS	489,713 SHARES	(478,169)	(489,713)
	CASH COLL CREDIT SUISSE	608,055 SHARES	(608,055)	(608,055)
	CDX IG16 5Y SP BRC	15,400,000 SHARES	(138,004)	(162,336)
	DOM MSTR FWD COLL	430,000 SHARES	(430,000)	(430,000)
	FEDERAL NAT MTG ASSOC	3.50% 06/25/2027 22,000,000	(22,371,250)	(22,396,719)
	FEDERAL NAT MTG ASSOC	4.00% 12/25/2042 2,000,000	(2,081,484)	(2,078,750)
	FEDERAL NAT MTG ASSOC	5.00% 08/25/2042 20,300,000	(21,483,109)	(21,778,094)

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER: 002 — EIN: 13/4994650
SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)
FOR THE YEAR ENDED DECEMBER 31, 2011
(IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
SECURITIES SOLD SHORT (CONTINUED):
	FEDERAL NAT MTG ASSOC	5.50% 07/25/2042 16,000,000	(17,392,500)	(17,351,250)
	FEDERAL NAT MTG ASSOC	5.50% 09/25/2042 16,000,000	(17,345,000)	(17,461,250)
	FEDERAL NAT MTG ASSOC	6.00% 07/25/2042 13,000,000	(14,276,895)	(14,276,895)
	FRANCE GOV'T SW	6/20/2016	(30,549)	(30,549)
	GOV'T NAT MTG ASSOC	4.50% 11/15/2042 300,000	(326,063)	(327,164)
	GOV'T NAT MTG ASSOC	4.50% 09/15/2042 300,000	(321,094)	(324,750)
	GOV'T NAT MTG ASSOC	4.000% 03/15/2042 4,000,000	(3,985,000)	(3,990,938)
	GOV'T NAT MTG ASSOC	4.500% 05/15/2042 12,000,000	(12,349,375)	(12,516,406)
	INF EUR FRCPXTOB BRC	1,500,000 SHARES	(16,463)	(16,291)
	INF EUR FRCPXTOB	10/15/2016 1,700,000	(7,785)	(7,699)
	IRS USD P 1.8-3ML	10/13/2016 7,000,000	—	(132,238)
	IRS USD P 3.0-ML	10/13/2021 5,400,000	—	(325,050)
	IRS USD P 3.0-3ML FBF	1,200,000 SHARES	—	(71,820)
	IRS USD P 4.0/3ML	12/21/2041 1,500,000	(322,500)	(311,250)
	IRS USD R 3ML RYL	06/17/2015 86,300,000	(96,656)	(24,164)
	IRS USD R 3ML CME	12/21/2041 1,500,000	(311,250)	(311,250)
	IRS	3.50% 06/15/2021 3,100,000	—	(111,655)
	JAPAN GOV'T JP SP HUS	3,200,000 SHARES	(1,386)	(1,386)
	STATE OF QATAR	03/20/2016 2,000,000	(1,287)	(1,287)
	SWAPS CASH COLL CBK	640,000 SHARES	(640,000)	(640,000)
	SWAPS CASH COLL DEU	1,390,000 SHARES	(1,390,000)	(1,390,000)
	FEDERAL NAT MTG ASSOC	5.50% 04/15/2042 13,300,000	(14,125,016)	(14,155,668)
	FED HOME LOAN MTG CORP	5.50% 08/15/2042 1,200,000	(1,294,313)	(1,306,172)
	FED HOME LOAN MTG CORP	5.50% 12/15/2042 1,300,000	(1,404,000)	(1,398,313)
	FED HOME LOAN MTG CORP	5.50% 06/15/2042 13,600,000	(14,528,254)	(14,696,340)
	FED HOME LOAN MTG CORP	5.50% 05/15/2042 13,300,000	(14,122,938)	(14,244,508)
	FED HOME LOAN MTG CORP	5.50% 11/15/2042 1,200,000	(1,293,938)	(1,297,453)
	FED HOME LOAN MTG CORP	5.50% 10/15/2042 1,200,000	(1,307,438)	(1,296,094)
	FEDERAL NAT MTG ASSOC	3.50% 04/25/2027 20,000,000	(20,020,469)	(20,057,695)
	FEDERAL NAT MTG ASSOC	4.00% 06/25/2042 25,000,000	(24,968,125)	(25,048,359)
	FEDERAL NAT MTG ASSOC	4.50% 06/25/2027 12,000,000	(12,650,039)	(12,701,602)
	FEDERAL NAT MTG ASSOC	5.00% 02/25/2042 24,000,000	(25,200,000)	(25,117,500)
	FEDERAL NAT MTG ASSOC	5.00% 06/25/2042 22,000,000	(23,144,688)	(23,498,750)
	FEDERAL NAT MTG ASSOC	5.00% 05/25/2042 22,000,000	(22,986,563)	(23,224,609)
	FEDERAL NAT MTG ASSOC	5.00% 11/25/2042 20,300,000	(21,790,781)	(21,737,652)
	FEDERAL NAT MTG ASSOC	5.00% 10/25/2042 20,300,000	(21,851,047)	(21,842,324)
	FEDERAL NAT MTG ASSOC	5.00% 09/25/2042 20,300,000	(21,708,313)	(21,904,969)
	FEDERAL NAT MTG ASSOC	5.50% 04/25/2042 16,000,000	(17,000,000)	(17,064,375)
	FEDERAL NAT MTG ASSOC	5.50% 08/25/2042 16,000,000	(17,320,000)	(17,387,500)
	FEDERAL NAT MTG ASSOC	5.50% 12/25/2042 16,000,000	(17,335,000)	(17,324,375)
	FEDERAL NAT MTG ASSOC	5.50% 06/25/2042 16,000,000	(17,105,000)	(17,431,875)
	FEDERAL NAT MTG ASSOC	5.50% 03/25/2042 16,000,000	(16,980,000)	(17,055,625)

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER: 002 — EIN: 13/4994650
SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)
FOR THE YEAR ENDED DECEMBER 31, 2011
(IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
SECURITIES SOLD SHORT (CONTINUED):
	FEDERAL NAT MTG ASSOC	5.50% 05/25/2042 16,000,000	(17,012,500)	(17,161,875)
	FEDERAL NAT MTG ASSOC	5.50% 11/25/2042 16,000,000	(17,310,000)	(17,373,125)
	FEDERAL NAT MTG ASSOC	5.50% 10/25/2042 16,000,000	(17,427,500)	(17,341,875)
	FEDERAL NAT MTG ASSOC	6.00% 04/25/2042 6,500,000	(7,038,789)	(7,064,180)
	FEDERAL NAT MTG ASSOC	6.00% 08/25/2042 9,500,000	(10,439,609)	(10,434,922)
	FEDERAL NAT MTG ASSOC	6.00% 12/25/2042 1,500,000	(1,641,094)	(1,639,043)
	FEDERAL NAT MTG ASSOC	6.00% 06/25/2042 6,500,000	(7,110,645)	(7,139,463)
	FEDERAL NAT MTG ASSOC	6.00% 05/25/2042 6,500,000	(7,048,184)	(7,129,688)
	FEDERAL NAT MTG ASSOC	6.00% 10/25/2042 9,000,000	(9,932,344)	(9,920,371)
	FEDERAL NAT MTG ASSOC	6.00% 09/25/2042 3,500,000	(3,857,109)	(3,869,688)
	FEDERAL NAT MTG ASSOC	6.00% 11/25/2042 1,500,000	(1,636,875)	(1,644,609)
	GOV'T NAT MTG ASSOC	4.50% 08/15/2042 300,000	(317,766)	(322,219)
	GOV'T NAT MTG ASSOC	4.50% 12/15/2042 500,000	(544,043)	(544,297)
	GOV'T NAT MTG ASSOC	4.50% 07/15/2042 27,000,000	(28,278,281)	(28,449,176)
	GOV'T NAT MTG ASSOC	4.50% 06/15/2042 12,000,000	(12,465,000)	(12,616,406)
	GOV'T NAT MTG ASSOC	5.00% 04/15/2042 12,000,000	(12,644,375)	(12,746,875)
	GOV'T NAT MTG ASSOC	4.50% 04/15/2042 12,000,000	(12,403,125)	(12,389,688)
	GOV'T NAT MTG ASSOC	4.00% 04/15/2042 4,000,000	(3,976,875)	(4,005,000)

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER: 002 — EIN: 13/4994650
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2011
(IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4J)

(A)	(B)	(C)	(D)	(F)	(G)	(H)	(I)
IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET (INCLUDE INTEREST RATE AND MATURITY IN CASE OF A LOAN)	PURCHASE PRICE	SELLING PRICE	EXPENSE INCURRED WITH TRANSACTION	COST OF ASSET	CURRENT VALUE OF ASSET ON TRANSACTION DATE	NET GAIN OR (LOSS)
SERIES OF TRANSACTIONS — SCHEDULE H, PART IV, LINE 4J
*	JPM CHASE & CO COM STOCK, 116 BUYS	VARIOUS		$371,960	$812,785,519	$812,413,559	(371,960)
*	JPM CHASE & CO COM STOCK, 103 SELLS		VARIOUS	325,263	682,044,739	699,518,975	17,474,236
*	JPM U.S. GOV’T CAPITAL, 1,569 BUYS	1.00		—	4,838,515,476	4,838,515,476	—
*	JPM U.S. GOV’T CAPITAL, 1,678 SELLS		1.00	—	4,749,272,033	4,749,272,033	—

NOTE 1:
THE THRESHOLD FOR REPORTING TRANSACTIONS UNDER DEPARTMENT OF LABOR PROVISIONS IS FIVE PERCENT OF THE FAIR VALUE OF THE PLAN’S NET ASSETS AT THE BEGINNING OF THE YEAR OF $15,042,524,797. FIVE PERCENT OF THIS AMOUNT IS $752,126,240.

NOTE 2:	COLUMN ‘(E) LEASE RENTAL’ HAS BEEN OMITTED, AS THERE IS NO DATA TO REPORT IN THIS COLUMN.

*	PARTY-IN-INTEREST INVESTMENTS

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

INDEX TO EXHIBIT
SEQUENTIALLY NUMBERED

Exhibit No.	Exhibit	Page at which located

23.1	Consent of Independent Registered Public Accounting Firm	58

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

By: /s/ SHANNON S. WARREN
Shannon S. Warren

Managing Director and Corporate Controller
(Principal Accounting Officer)

June 28, 2012